Filed Pursuant to Rule No. 424(b)(5)
Registration No. 333-160483

CALCULATION OF REGISTRATION FEE

		Maximum	Maximum	Amount of
	Amount to be	Offering Price	Aggregate	Registration
Class of Securities Registered	Registered	Per Note	Offering Price	Fee

12.125% Senior Notes due 2017	$200,000,000	98.116%	$196,232,000	$10,950
Guarantees of 12.125% Senior Notes due 2017	—	—	—	(2)

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

(2)	In accordance with Rule 457(n), no separate fee is payable with respect to the Guarantees.

Filed Pursuant to Rule No. 424(b)(5)
Registration No. 333-160483
Prospectus supplement
(To prospectus dated July 8, 2009)

Atlas Energy Operating Company, LLC
Atlas Energy Finance Corp.
$200,000,000
12.125% Senior Notes due 2017
Issue Price 98.116%
Interest payable February 1 and August 1.

The notes will mature on August 1, 2017. Interest will accrue from July 16, 2009, and the first interest payment date will be February 1, 2010.

At any time prior to August 1, 2013, the Issuers may redeem some or all of the notes at a “make whole” redemption price set forth under “Description of the notes—Optional redemption.” On or after August 1, 2013, the Issuers may redeem some or all of the notes at the redemption prices set forth under “Description of the notes—Optional redemption.” In addition, at any time prior to August 1, 2012, the Issuers may redeem up to 35% of the notes with the proceeds received from certain equity offerings at the price set forth under “Description of the notes—Optional redemption.” The redemption prices are more fully described beginning on page S-43. If we sell certain assets and do not reinvest the proceeds or repay senior indebtedness or if we experience specific kinds of changes of control, the Issuers must offer to repurchase the notes.

The notes will be senior unsecured obligations of the Issuers and will initially be guaranteed by Atlas Energy Resources, LLC, the direct parent of the Issuers, and each of the Issuers’ subsidiaries that also guarantees the credit facility of Atlas Energy Operating Company, LLC . The notes and guarantees will rank senior in right of payment to all of the Issuers’ and guarantors’ existing and future debt that is expressly subordinated in right of payment to the notes. The notes and guarantees will rank equally in right of payment with all of the Issuers’ and guarantors’ existing and future senior debt, will be effectively subordinated to all of the Issuers’ and guarantors’ secured debt (to the extent of the value of the collateral securing such debt) and will be structurally subordinated to all of the liabilities of any of the Issuers’ subsidiaries that do not guarantee the notes.

See “Risk factors” beginning on page S-18 for a discussion of certain risks that you should consider in connection with an investment in the notes.

		Underwriting discounts	Proceeds to
	Public offering price(1)	and commissions	issuers(1)
Per note	98.116%	2.250%	95.866%
Total	$196,232,000	$4,500,000	$191,732,000

(1)	Plus accrued interest, if any, from July 16, 2009.

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

We expect that delivery of the notes to purchasers will be made on or about July 16, 2009 in book entry form through The Depository Trust Company for the account of its participants, including Clearstream Banking société anonyme and Euroclear Bank, S.A./N.V.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint book-running managers

J.P. Morgan	Wells Fargo Securities

Banc of America Securities LLC	RBC Capital Markets

Co-managers

BNP PARIBAS	BBVA Securities	BMO Capital Markets

CALYON	Citi

RBS	Scotia Capital

July 13, 2009

You should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus. We have not authorized anyone to provide you with different information.

We are not and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

Prospectus supplement

Prospectus

About this prospectus supplement

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying base prospectus, which gives more general information, some of which may not apply to this offering of notes. Generally, when we refer only to the “prospectus,” we are referring to both parts combined. If information varies between this prospectus supplement and the accompanying base prospectus, you should rely on the information in this prospectus supplement.

Any statement made in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference into this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated by reference into this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. Please read “Where you can find more information” and “Incorporation of certain documents by reference” in this prospectus supplement.

Forward-looking statements

This prospectus includes statements that constitute forward-looking statements within the meaning of the federal securities laws. These statements are subject to risks and uncertainties. Forward-looking statements include information concerning possible or assumed future results of operations of us and our affiliates. These statements may relate to, but are not limited to, information or assumptions about capital and other expenditures, dividends, financing plans, capital structure, cash flow, pending legal and regulatory proceedings and claims, including environmental matters, future economic performance, operating income, cost savings, management’s plans, strategies, goals and objectives for future operations and growth. These forward-looking statements generally are accompanied by words such as “intend,” “anticipate,” “believe,” “estimate,” “expect,” “should,” “seek,” “project,” “plan” or similar expressions. It should be understood that these forward-looking statements are necessarily estimates reflecting the best judgment of our senior management, not guarantees of future performance. They are subject to a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Forward-looking statements may relate to various financial and operational matters, including, among other things: fluctuations in demand or the prices received for our natural gas and oil; the amount, nature and timing of capital expenditures; drilling of wells; competition and government regulations; timing and amount of future production of natural gas and oil; costs of exploiting and developing our properties and conducting other operations, in the aggregate and on a per unit equivalent basis; increases in proved reserves; operating costs and other expenses; cash flow and anticipated liquidity; estimates of proved reserves, exploitation or property acquisitions; marketing of natural gas and oil; and general economic conditions and the other risks and uncertainties discussed in this prospectus and the documents incorporated by reference herein.

Undue reliance should not be placed on forward-looking statements, which speak only as of the date of this prospectus supplement.

S-ii

A description of certain risks relating to us and investment in the notes appears under the heading “Risk factors” in this prospectus supplement.

All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section and any other cautionary statements that may accompany such forward-looking statements. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, unless the securities laws require us to do so.

Terms used in this prospectus supplement

We include a glossary of some of the industry terms used in this prospectus supplement in Appendix A. Unless otherwise noted or indicated by the context, in this prospectus:

•	The terms “Atlas Energy Resources,” “we,” “our,” “us” or like terms for periods before December 18, 2006 refer to Atlas America E&P Operations, the subsidiaries that Atlas America, Inc. contributed to us in connection with our initial public offering, and for periods after that date refer to Atlas Energy Resources, LLC and its subsidiaries;

•	the term “Atlas America” refers to Atlas America, Inc.;

•	the terms “our manager” or “Atlas Energy Management” refer to Atlas Energy Management, Inc., and

•	the term “Issuers” refers to Atlas Energy Operating Company, LLC and Atlas Energy Finance Corp.

S-iii

Prospectus supplement summary

This summary highlights certain information about us. It is not complete and does not contain all the information that you should consider before investing in the notes. You should carefully read this entire prospectus supplement, the accompanying base prospectus and the other documents incorporated by reference into this prospectus supplement to understand fully our company, the terms of these notes and the tax and other considerations that are important in making your investment decision. Please read “Risk factors” in this prospectus supplement for information regarding risks you should consider before investing in these notes.

Atlas Energy Resources, LLC

We are an independent developer and producer of natural gas and oil, with operations in the Appalachian Basin, the Michigan Basin, and the Illinois Basin. Within these Basins, we believe we are one of the leading natural gas producers in four established shale plays, namely the Marcellus Shale of western Pennsylvania, the Antrim Shale of northern Michigan, the Chattanooga Shale of northeastern Tennessee and the New Albany Shale of west central Indiana. Our focus is to increase our own reserves, production, and cash flows through development drilling and the sponsorship of investment partnerships.

We currently fund a significant portion of our drilling activity through the sponsorship of investment drilling partnerships. Having raised $560.0 million of investor funds in the past 18 months, we believe we are the largest sponsor of such programs in the United States. We generally structure our investment partnerships so that, upon formation of a partnership, we coinvest in and contribute leasehold acreage to it, enter into drilling and well operating agreements with it and become its managing general partner. In addition to providing capital for our drilling activities, our investment partnerships are a source of fee-based revenues, which are not directly dependent on natural gas and oil prices. We receive an interest in our investment partnerships proportionate to the amount of capital and the value of the leasehold acreage we contribute. We also receive an additional equity interest in each partnership, for which we do not make any additional capital contribution, for a total interest in our partnerships ranging from 27% to 40%. The fees and carried interests that we earn serve to reduce our net capital at risk and enhance our rates of returns.

For the quarter ended March 31, 2009, our average daily net production was approximately 100.6 Mmcfe per day, which implies a reserve life of approximately 27 years. As of December 31, 2008, the date of our most recent reserve report, our estimated proved reserves were 1.0 Tcfe, including reserves net to our equity interest in our investment partnerships. Of these proved reserves, approximately 60% were proved developed and 99% were natural gas. For the three month period ended March 31, 2009, we generated revenues of $198.0 million, Adjusted EBITDA of $69.7 million and net income attributable to members’ interests of $25.6 million. For the year ended December 31, 2008, we generated revenues of $787.4 million, Adjusted EBITDA of $312.4 million, and net income attributable to members’ interests of $142.8 million. See “— Summary historical financial data” for a reconciliation of EBITDA and Adjusted EBITDA to our net income before cumulative effect of accounting change.

We have been active in the Appalachian Basin for over 40 years and we believe we are currently one of the largest operators, with interests in 9,230 gross wells (4,679 net wells) and 952,000 gross acres (906,000 net acres) in Pennsylvania, Ohio, New York, West Virginia, Kentucky and Tennessee. During the quarter ended March 31, 2009, we operated 7,856 wells in Appalachia having average daily production of 104 Mmcfe per day, of which 42.3 Mmcfe per day was net to our interest.

We are directing most of our current drilling activity in the Appalachian Basin towards the development of our position in the Marcellus Shale where we control approximately 546,000 gross acres in Pennsylvania, West Virginia and New York. We are one of the most active operators in the play to date, having drilled 161 Marcellus wells. All but two of these wells were drilled in southwestern Pennsylvania, where we have delineated a majority of our approximately 274,000 acres as our core focus in that region. All but nine of our Marcellus wells were drilled vertically, the most recent vertical wells using a multi-stage completion process that we developed. The remaining nine wells were drilled horizontally in the Marcellus Shale. Although we consider the economic returns of our vertical Marcellus drilling program to be attractive as compared to the more expensive horizontal drilling program, we believe that horizontal drilling will enhance our rates of return due to a lateral well’s increased exposure to the producing reservoir and the ability to cost effectively drill multiple wells on a single pad. We intend to drill an increasing number of horizontal wells for our own account rather than through our investment partnerships to increase cash flow and reserves.

In addition to the Marcellus Shale, we are also developing the Chattanooga Shale in the southern part of the Appalachian Basin. With 470 operated wells in northeastern Tennessee, we believe that we are the largest operator in this play. Since March 2008, we have drilled 21 horizontal wells in the Chattanooga Shale, where previously we had predominately employed vertical drilling techniques. Going forward, we intend to pursue a horizontal drilling program funded by our investment partnerships. We maintain 137,000 gross acres (106,000 net undeveloped acres) in the play.

We are the largest producer in Michigan’s Antrim Shale, as reported by the Michigan Public Service Commission’s March 2009 Monthly Gas Production Summary. From interests in 2,500 gross wells, our average net daily production for the quarter ended March 31, 2009 was approximately 58.3 Mmcfe per day. Our technical team in Michigan has a long operating track record in the Antrim Shale which we believe has resulted in our strong operating discipline and our position as one of the lowest-cost producers in the region. Antrim Shale reserves are long-lived and have historically stable production rates. In Michigan, as of December 31, 2008, we had proved reserves of approximately 617.0 Bcfe, of which 173.8 Bcfe were proved undeveloped reserves from 637 largely infill locations. We entered the Antrim Shale through our acquisition of DTE Gas & Oil, LLC from DTE Energy Company in June 2007. Since July 1, 2007, we have drilled 318 gross wells in the Antrim Shale.

Using our experience in the Antrim Shale, we entered the biogenic New Albany in west central Indiana through several lease acquisitions and a farmout agreement. Today we control approximately 250,000 gross acres in this region. Currently we have drilled 17 horizontal wells and have plans to drill over 50 wells during 2009. We intend to fund all of these wells through our investment partnerships.

The following table summarizes our estimated proved natural gas and oil reserves as of December 31, 2008 and our average daily net production by region during the quarter ended March 31, 2009.

	As of December 31, 2008					Quarter ended
					Standardized	March 31, 2009
				Percent	measure	Average daily
	Natural gas	Oil	Equivalent	proved	value	production
	(Bcf)	(MMBbls)	(Bcfe)	developed	($mm)	(MMcfe/d)

Michigan/Indiana	627.3	—	627.3	71%	877.5	58.3
Appalachia	363.7	1.7	373.9	40%	254.5	42.3
Total	991.0	1.7	1,001.2	60%	1,132.0	100.6

Competitive strengths

High quality asset portfolio with a long reserve life. At December 31, 2008, we had proved reserves of 1.0 Tcfe, including reserves net to our equity interests in the investment partnerships. Approximately 60% of these reserves were classified as proved developed. Approximately 63% of our total proved reserves are in Michigan and the remaining reserves are in Appalachia. Wells in both these areas generally have historically stable production and long reserve lives. Wells in the Appalachian Basin can have economic lives greater than 50 years. Based on our average production for the quarter ended March 31, 2009, our implied reserve life was approximately 27 years.

Significant reserve potential from our leading position in the Marcellus Shale play. We currently control approximately 546,000 acres in the Marcellus Shale, including approximately 274,000 acres southwestern Pennsylvania, where we have delineated the majority of our acreage. To date, we have drilled 161 Marcellus Shale wells, making us one of the most active producers in the play. We believe that the size of our undeveloped acreage position in the Marcellus Shale provides us with organic opportunities to significantly expand our production base and increase our long-lived proved reserves.

Our partnership management business improves our economic rates of return and provides added stability to our cash flows. We generate both upfront and ongoing fees from the drilling, production, servicing, and administration of the wells in our investment partnerships. In addition, we receive an incremental equity interest in each partnership. We believe the fees we generate and our incremental equity interest in the partnerships not only enhance our economic rates of return by reducing our capital investment requirements, but also provide a continuous cash flow stream which is not directly exposed to fluctuations in commodity prices.

Significant scale of operations in Michigan and Appalachian Basins. We are the largest operator in Michigan’s Antrim Shale and we believe we are one of the largest operators in the Appalachian Basin. We believe our large scale provides operational efficiency and that our relationships with vendors affords attractive pricing for services and equipment.

Our relationship with Laurel Mountain Midstream, LLC gives us reliable access to markets and reduces capital expenditures we would otherwise incur in Appalachia. We transport our natural gas in Appalachia through gathering lines operated by Laurel Mountain Midstream, LLC, a joint venture between Williams Laurel Mountain, LLC, an affiliate of The Williams Companies, Inc. (NYSE: WMB), and Atlas Pipeline Partners, L.P. (NYSE: APL), in which Atlas Pipeline owns a 49%

interest. An affiliate of Atlas America acts as general partner of Atlas Pipeline, which owned the Laurel Mountain gathering system until June 2009. Laurel Mountain’s 1,835 miles of gathering systems in eastern Ohio, western New York, western Pennsylvania and northern West Virginia are situated throughout the areas in which we drill. The gathering systems are readily accessible by us and are connected to major regional and interstate utility pipelines. In connection with Atlas Pipeline’s disposition of the Appalachia gathering system, we entered into natural gas gathering agreements with Laurel Mountain which superseded our previous master natural gas gathering agreement and omnibus agreement with Atlas Pipeline. Under these agreements, we will dedicate our natural gas production in the Appalachian Basin to Laurel Mountain for transportation to interstate pipeline systems, local distribution companies, and/or end users in the area, subject to certain exceptions. In return, Laurel Mountain is required to accept and transport our dedicated natural gas in the Appalachian Basin subject to certain conditions. Our relationship with Laurel Mountain permits us to have reliable access to natural gas markets and significantly reduces the capital we would otherwise expend to connect our wells to a pipeline system in order to transport the natural gas to those markets.

Experienced management and technical teams. Each member of our executive management team has substantial experience in the energy industry. Our senior financial and operational executives, led by Edward E. Cohen, have an average of 23 years of experience in the natural gas and oil industry. Our executive management team is supported by technical and operating senior managers with an average of 25 years of experience and expertise in the basins in which we operate. Our management has a successful track record of managing public energy companies, growing proved reserves and production through drilling and strategic acquisitions and integrating acquired properties.

Business strategies

Continue to increase our reserves, production and cash flow through the development of our position in the Marcellus Shale. We will continue to develop our Marcellus acreage position through horizontal drilling and, where not practical to drill horizontally, through vertical drilling. We intend to fund our vertical Marcellus program and a small portion of our horizontal Marcellus wells through our investment partnerships. Due to the generally high degree of development success to date, we believe an active Marcellus Shale drilling program should result in increased proved reserves, production and cash flow.

Continue to increase our reserves, production and cash flow through the development of the Antrim, Chattanooga, and New Albany shale as well as other conventional shallow formations. We will continue to develop our significant acreage positions in other shale formations and conventional sandstones through both horizontal and vertical drilling. We intend to primarily fund the development drilling of these formations through our investment programs.

Continue to grow our fee-based revenue and funds to support develop drilling through our sponsorship of investment partnerships. For the year ended December 31, 2008, we generated approximately $85 million of gross margin from fees paid by the investment partnerships to us for acting as the managing general partner. As we continue to sponsor investment partnerships, we expect that the fee revenue we generate will continue to add stability to our revenue and cash flows. Further, the carried interests and fees we earn reduce our net investment in our drilling programs and therefore enhance our rates of return on investment.

Continue to manage our exposure to commodity price risk. We actively manage our exposure to commodity price fluctuations by hedging a significant portion of our forecasted production. We use fixed price swaps, collars and puts as mechanisms for the financial hedging of our commodity price risks. We believe that engaging in a systematic hedging program allows us to more easily forecast our projected results, while reducing our exposure to movements in commodity prices, and provides more clarity on our operations for our investors.

Continue to maintain control of operations and costs. We believe it is important to be the operator of wells in which we or our investment partnerships have an interest because it allows us to achieve operating efficiencies and control costs. As operator, we are better positioned to control the timing and plans for future enhancement and exploitation effort, costs of enhancing, drilling, completing and producing the well, and marketing negotiations for our natural gas and oil production to maximize both volumes and wellhead price. As of March 31, 2009, we operated approximately 85% of the properties in which we or our investment partnerships had a working interest in Appalachia and approximately 77% of the properties in which we had a working interest in Michigan.

Continue to evaluate strategic acquisitions. We continually evaluate acquisition opportunities in order to increase our reserve base and undeveloped drilling opportunities. We will continue to seek strategic opportunities in our core areas of operation, as well as in other regions that complement our existing asset portfolio or further geographically diversify our reserve base. We will continue our disciplined approach to evaluating acquisitions, focusing on long reserve lives with minimal technical risks and sustainable cash flow accretion.

Recent Developments

Merger Agreement with Atlas America, Inc. On April 27, 2009, Atlas Energy Resources, our manager, Atlas Energy Management, and Atlas America entered into an agreement and plan of merger, which we refer to as the Merger Agreement, pursuant to which Atlas Energy Resources will become a wholly-owned subsidiary of Atlas America.

Subject to the terms and conditions of the Merger Agreement, if and when the merger is completed, each of Atlas Energy Resources’ outstanding common units, other than treasury units and common units owned by Atlas America and its subsidiaries, will be cancelled and converted into the right to receive 1.16 shares of Atlas America common stock. There will be no effect on our 10.75% senior notes due 2018, which we refer to as the existing notes, or the notes offered hereby except, as to the notes offered hereby, as described under “Description of the notes—Limitations on Restricted Payments.”

In the course of evaluating a number of strategic alternatives, our special committee, the members of which constituted a majority of the members of our conflicts committee, ultimately determined that the merger with Atlas America was the best strategic alternative for us and our unitholders that are unaffiliated with Atlas America for a number of reasons, including the following reasons:

•	Merger superior to alternatives. The special committee’s belief that the merger was superior to other alternatives available to us because, among other things:

•	the special committee’s belief that general industry, economic and market conditions posed increased risks to our financial condition, results of operations and prospects as a standalone business, including potential liquidity and credit agreement issues and lack of capital to accelerate development of the Marcellus Shale;

•	the special committee’s belief that a potential reduction in or elimination of our distributions of available cash would likely be necessary, which reduction or elimination, in the absence of a strategic transaction, could result in a material negative impact on the price of our units; and

•	the special committee’s belief that other standalone alternatives, such as maintaining the status quo, eliminating cash distributions while remaining a limited liability company, converting to a C-corporation, or an outright sale to a third party or a joint venture were not achievable or in our best interests and would not enhance the value of the common units held by unaffiliated unitholders as much as the merger on the terms set forth in the Merger Agreement.

•	Stronger balance sheet; lower cost of capital; improved liquidity. The special committee’s belief that a merger with Atlas America would create a stronger balance sheet and capital structure, along with a lower cost of capital and improved liquidity.

•	Reduction in debt; acceleration of Marcellus Shale; improved access to capital markets. The special committee’s belief that, as a result of the merger with Atlas America, we could reduce our outstanding debt and accelerate drilling of the Marcellus Shale pursued through a combination of cash available at Atlas America, the retention and investment of future cash otherwise applied to funding cash distributions to unitholders, and better access to the equity capital markets than could be achieved as a limited liability company.

•	Continued participation in assets. The special committee’s belief that our public unitholders would be able to continue to participate in the future profitability of the merged entity, which would be enhanced as a result of the improved liquidity situation and the other factors described in this section.

•	Elimination of voting block and value of management incentive interests. The special committee’s belief that the merger will enhance value to our unaffiliated unitholders by eliminating the concentration of ownership represented by Atlas America’s approximate 47% common unit ownership and by eliminating the voting and economic effect on our public unitholders resulting from Atlas America’s ownership of our Class A units and management incentive interests, all of which provided Atlas America with significant control over us and provide value to Atlas America not shared by our public unitholders.

•	Synergies. The special committee’s belief that the merger would allow Atlas America and us to achieve synergies in the form of cost savings and other efficiencies.

•	Feasibility. The special committee’s belief that the merger has the greatest likelihood of success of achieving in the short term the goals outlined above, as compared to other possible alternatives.

Consummation of the merger is subject to conditions set forth in the Merger Agreement, including, among others, (1) the approval by the affirmative vote of Atlas Energy Resources’ unitholders, (2) the approval of Atlas America stockholders, (3) the consent of the lenders in our credit facility and, (4) certain other customary closing conditions. The merger may not be consummated on these terms or at all and the offering of the notes is not conditioned upon the consummation of the merger. If the merger is not consummated, the notes will remain outstanding and we will continue to operate under our existing structure.

Amendment to Credit Agreement. We have received the requisite consent from our lenders to amend our credit facility, which has a current borrowing base of $650.0 million and matures in June 2012, to permit the merger. The amendment, which will become effective upon consummation of the merger, will also modify our ability to make dividends and distributions. See “Description of other indebtedness.”

Second Quarter Outlook. Although complete financial and operating information for the second quarter is not yet available, our preliminary expectation is that our revenue and net income for the quarter ended June 30, 2009 will be negatively impacted relative to the quarter ended June 30, 2008 primarily as a result of lower drilling activity within our investment partnerships and lower realized natural gas and oil prices, partially offset by higher production volumes. However, our preliminary expectation is that our cash flow from operations for the quarter ended June 30, 2009 will be positively impacted relative to the quarter ended June 30, 2008 primarily as a result of the settlement of hedging arrangements during the quarter.

Our LLC Structure

General. Atlas Energy Resources was formed in June 2006. Its operations are conducted through, and its operating assets are owned by, its operating subsidiaries, including Atlas Energy Operating Company. Atlas Energy Resources has no significant assets other than its interest in its subsidiaries.

Distributions to our unitholders. We do not have a contractual obligation to make distributions to our unitholders. Before entering into the Merger Agreement with Atlas America, we distributed our “available cash,” which consists generally of all of our cash receipts, less cash disbursements, including interest expense and estimated maintenance capital expenditures, and net additions to reserves, to our unitholders each calendar quarter in accordance with their respective percentage interests. Please see “Risk factors—Risks Related to the Notes—We have distributed in the past and, if we do not consummate the merger with Atlas America, we may continue to distribute a significant portion of our cash flows to our unitholders and we are not required to accumulate cash for the purpose of meeting our future obligations to our noteholders, which may limit the cash available to service the notes” for a definition of “available cash.” We determined not to pay any distributions for March 31, 2009 quarter. Under the Merger Agreement, we cannot declare or pay distributions without Atlas America’s consent until the earlier of the consummation of the merger or the termination of the Merger Agreement. If the merger is consummated, our credit facility and the supplemental indenture governing the notes will place new limitations on our ability to make distributions. See “Description of the notes.”

Our management. We have a management agreement with Atlas Energy Management pursuant to which it is responsible for managing our day to day operations, subject to the supervision and direction of our board of directors. Our manager is a wholly owned subsidiary of Atlas America. Neither we nor our manager directly employ any of the persons responsible for our management or operations. Rather, personnel of Atlas America manage and operate our business.

Principal executive offices and internet address. Our principal executive offices are located at Westpointe Corporate Center One, 1550 Coraopolis Heights Road, Moon Township, Pennsylvania

15108 and our telephone number is (412) 262-2830. Our internet address is www.atlasenergyresources.com. Information appearing on our web site does not constitute part of this prospectus.

Organizational chart. The following charts show our and Atlas America’s organization at and after the proposed merger.

The Merger

After Merger

(1)	Guarantor of existing notes, the notes offered hereby and the credit facility.

(2)	Co-issuer of the existing notes and the notes offered hereby.

(3)	Co-issuer of the existing notes and the notes offered hereby and borrower under the credit facility.

The Offering

The following summary contains basic information about the notes and is not intended to be complete. For a more complete understanding of the notes, please refer to “Description of the notes.”

Issuers	Atlas Energy Operating Company, LLC and Atlas Energy Finance Corp.

Securities	$200,000,000 aggregate principal amount of 12.125% Senior Notes due 2017.

Maturity	The notes will mature on August 1, 2017.

Interest Payment Dates	February 1 and August 1 of each year, commencing February 1, 2010. Interest will accrue from July 16, 2009.

Optional Redemption	At any time prior to August 1, 2012, the Issuers may redeem up to 35% of the notes with the net cash proceeds of certain equity offerings at the redemption price set forth under “Description of the notes - Optional redemption”.

At any time prior to August 1, 2013, the Issuers may redeem the notes, in whole or in part, at a “make whole” redemption price, plus accrued and unpaid interest and additional interest, if any, to the date of redemption as set forth under “Description of the notes—Optional redemption”. On and after August 1, 2013, the Issuers may redeem the notes, in whole or in part, at the redemption prices set forth under “Description of the notes—Optional redemption”.

Guarantees	The notes initially will be guaranteed by Atlas Energy Resources, LLC, our direct parent, and each of our subsidiaries that guarantees our credit facility.

Ranking	The notes will be senior unsecured obligations of the Issuers and will rank senior in right of payment to all of the Issuers’ existing and future debt that is expressly subordinated in right of payment to the notes. The notes will rank equal in right of payment with all of the Issuers’ existing and future senior debt and will be effectively subordinated to all of the Issuers’ secured debt to the extent of the value of the collateral securing such debt and structurally subordinated to all of the liabilities of any of the Issuers’ subsidiaries that do not guarantee the notes.

The guarantees will be general unsecured obligations of the guarantors and will rank senior in right of payment to all their existing and future debt that is expressly subordinated in right of payment to the guarantees. The guarantees will rank equal in right of payment with all existing and future liabilities of such guarantors that are not so subordinated and will be effectively subordinated to all of such guarantors’ secured debt to the extent of the collateral securing such debt and structurally subordinated to all of the liabilities of any of our subsidiaries that do not guarantee the notes.

As of March 31, 2009, after giving effect to this offering and the use of proceeds therefrom, we would have had total indebtedness of approximately $947.1 million, consisting of $200.0 million of notes, $400.0 million of existing notes and approximately $347.1 million of secured indebtedness under our credit facility.

Covenants	We will issue the notes under an indenture to be dated July 16, 2009, as further supplemented and amended by a supplemental indenture among us, the guarantors and U.S. Bank National Association, as trustee. The indenture, as further supplemented and amended by a supplemental indenture, which we collectively refer to as the indenture, will, among other things, restrict our ability and the ability of our restricted subsidiaries to:

• incur certain additional indebtedness and issue preferred stock;

• make certain distributions, investments and other restricted payments;

• sell certain assets;

• agree to any restrictions on the ability of restricted subsidiaries to make payments to us;

• create certain liens;

• merge, consolidate or sell substantially all of our assets; and

• enter into certain transactions with affiliates.

These covenants are subject to important exceptions and qualifications described under the heading “Description of the notes.”

Mandatory Offer to Repurchase	If specific kinds of changes of control occur and the Issuers have not previously exercised their right to redeem all of the outstanding notes as described under “Description of the notes—Redemption,” the Issuers must offer to repurchase the notes at a redemption price equal to 101% of the principal amount thereof plus any accrued and unpaid interest.

No Public Market	The notes are a series of securities for which there is currently no established trading market. The underwriters have advised us that they presently intend to make a market in the notes. However, you should be aware that they are not obligated to make a market and may discontinue their market-making activities at any time without notice. As a result, a liquid market for the notes may not be available if you try to sell your notes. We do not intend to apply for a listing of the notes on any securities exchange or any automated dealer quotation system.

Use of Proceeds	We intend to use the net proceeds from this offering to reduce outstanding indebtedness under our credit facility. See “Use of proceeds.” Affiliates of certain of the underwriters are currently lenders under our credit facility and, accordingly, they will receive a portion of the proceeds from the sale of the notes in this offering. See “Underwriting.”

Form	The notes will be represented by registered global securities registered in the name of Cede & Co., the nominee of the depositary, The Depository Trust Company, or DTC. Beneficial interests in the notes will be shown on, and transfers will be effected through, records maintained by DTC and its participants.

Risk Factors	See “Risk factors” beginning on page S-18 of this prospectus supplement for important information regarding us and an investment in the notes.

Summary historical financial data

The following table sets forth summary historical combined financial and operating data for our predecessor, Atlas America E&P Operations prior to the date of our initial public offering on December 18, 2006, and our historical consolidated financial and operating data after that date for the periods indicated. Atlas America E&P Operations were the subsidiaries of Atlas America which held its natural gas and oil development and production assets and liabilities, substantially all of which Atlas America transferred to us upon the completion of our initial public offering. We derived the historical financial data as of December 31, 2006, 2007 and 2008 and for the years ended December 31, 2006, 2007 and 2008 from Atlas Energy Resources’ and Atlas America E&P Operations’ financial statements, which were audited by Grant Thornton LLP, independent registered public accounting firm, and are incorporated by reference in this prospectus supplement. We derived the historical financial data as of March 31, 2009 for the three months ended March 31, 2008 and 2009 from Atlas Energy Resources’ unaudited financial statements incorporated by reference into this prospectus supplement.

You should read the following summary financial data in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our financial statements and related notes incorporated by reference in this prospectus supplement.

The following table includes the non-GAAP financial measures of EBITDA, Adjusted EBITDA and segment margin. For a definition of these measures and a reconciliation to their most directly comparable financial measures calculated and presented in accordance with generally accepted accounting principles, which we refer to as GAAP, see the notes to the table.

	Years ended December 31,			Three months ended March 31,
(dollars in thousands)	2006	2007	2008	2008	2009

				(unaudited)

Income statement data:
Revenues:
Gas and oil production	$88,449	$180,125	$311,850	$76,226	$71,943
Partnership management:
Well construction and completion	198,567	321,471	415,036	104,138	112,368
Administration and oversight	11,762	18,138	19,362	5,017	3,852
Well services	12,953	17,592	20,482	4,798	5,093
Gathering(1)	9,251	14,314	20,670	4,410	4,724
Gain on mark-to-market derivatives	—	26,257	—	—	—

Total revenues	320,982	577,897	787,400	194,589	197,980

Operating costs:
Gas and oil production(1)	13,881	32,193	59,579	13,081	14,582
Partnership management:
Well construction and completion	172,666	279,540	359,609	90,555	95,397
Well services	7,337	9,062	10,654	2,412	2,424
Gathering(1)	—	214	441	96	177
Gathering fee—Atlas Pipeline(1)	29,545	13,781	19,098	4,027	4,316

Total direct costs	223,429	334,790	449,381	110,171	116,896

Segment margin(2):
Gas and oil production	74,568	174,189	252,271	63,145	57,361
Partnership management	22,985	68,918	85,748	21,273	23,723

Total segment margin	97,553	243,107	338,019	84,418	81,084

	Years ended December 31,			Three months ended March 31,
(dollars in thousands)	2006	2007	2008	2008	2009

				(unaudited)

Other operating costs:
General and administrative	23,367	39,414	44,659	11,792	14,549
Net reimbursement—affiliate	1,237	—	—	—	—
Depreciation, depletion and amortization	22,491	56,942	95,434	21,810	28,028

Operating income	50,458	146,751	197,926	50,816	38,507

Other income (expense):
Interest expense	—	(30,096)	(56,306)	(13,305)	(12,984)
Other—net	1,369	881	1,223	53	80

Total other income (expense)	1,369	(29,215)	(55,083)	(13,252)	(12,904)

Net income before cumulative
effect of accounting change(7)	51,827	117,536	142,843	37,564	25,603

Cumulative effect of accounting change	6,355	—	—	—	—

Net income(7)	58,182	117,536	142,843	37,564	25,603

Income attributable to non-controlling
interests(7)	—	(32)	(64)	(21)	(15)

Income attributable to members’ interests	$58,182	$117,504	$142,779	$37,543	$25,588

	Years ended December 31,			Three months ended March 31,
(dollars in thousands)	2006	2007	2008	2008	2009

				(unaudited)

Balance sheet data (at period end):
Cash and cash equivalents	$8,833	$25,258	$5,655	$7,612	$6,371
Total assets(3)	424,077	1,905,918	2,291,317	1,924,254	2,379,398
Total debt	68	740,030	873,655	829,022	944,472
Total equity(8)	212,682	836,357	1,039,523	731,599	1,104,452
Cash flow data:
Net cash flow provided by (used in):
Operating activities(9)	$84,622	$235,416	$256,604	$(17,973)	$26,850
Investing activities(9)	(79,674)	(1,472,868)	(347,789)	(55,599)	(57,036)
Financing activities	(17,033)	1,253,877	71,582	55,926	30,902
Other financial data:
EBITDA(4)	$74,318	$204,542	$294,519	$72,658	$66,600
Adjusted EBITDA(4)	94,949	199,099	312,434	79,006	69,732
Capital expenditures(9)	79,721	201,169	347,656	55,617	57,207
Ratio of Adjusted EBITDA to interest expense(5)					5.4	x
Ratio of earnings to fixed charges(5)(6)					2.6	x

(1)	We charge gathering fees to our investment partnership wells that are connected to Laurel Mountain’s gathering systems. Prior to the date of our initial public offering, our predecessor paid these fees, plus an additional amount to bring the total gathering charge up to, generally, 16% of the gas sales price, to Atlas Pipeline in accordance with its gathering agreements with it. Upon the completion of our initial public offering, Atlas America assumed our obligation to paid gathering fees to Atlas Pipeline. We were obligated to pay the gathering fees we receive from our investment partnerships to Atlas America, with the result that our gathering revenues and expenses within our partnership management segment net to $0. We also paid our proportionate share of gathering fees based on our percentage interest in the well, which are included in gas and oil production and exploration expense. Upon the completion of Atlas Pipeline’s sale of its gathering systems to Laurel Mountain in June 2009, Atlas America’s assumption of our obligation to pay gathering fees to Atlas Pipeline terminated, and we entered into new gathering agreements with Laurel Mountain. See “—Competitive Strengths—Our relationship with Laurel Mountain Midstream, LLC gives us reliable access to the markets we serve and reduces capital expenditures we would otherwise incur in Appalachia.” We also owned several small gathering systems before the completion of our initial public offering which we no longer own. The expenses associated with these systems are shown as gathering fees on our combined statements of income.

(2)	We define segment margin as total operating revenues less total related direct operating costs, excluding direct depreciation, depletion and amortization, for each of our operating segments. Our segment margin equals the sum of our gas and oil production and partnership management segments’ gross margins. We include segment margin as a supplemental disclosure because it represents the aggregate results of our operating segments. As an indicator of our operating performance, segment margin should not be considered an alternative to, or more meaningful than, net income or cash flow as determined in accordance with GAAP. Our segment margin may not be comparable to a similarly titled measure of another company because other entities may not calculate segment margin in the same manner. The following reconciles segment margin to our gross margin for the periods indicated:

	Years ended December 31,			Three months ended March 31,
(dollars in thousands)	2006	2007	2008	2008	2009

Segment margin:
Gas and oil production	$74,568	$174,189	$252,271	$63,145	$57,361
Partnership management:
Well construction and completion	25,901	41,931	55,427	13,583	16,971
Administration and oversight	11,762	18,138	19,362	5,017	3,852
Well services	5,616	8,530	9,828	2,386	2,669
Gathering	(20,294)	319	1,131	287	231

Total partnership management	22,985	68,918	85,748	21,273	23,723

Total segment margin	97,553	243,107	338,019	84,418	81,084

Less segment depreciation, depletion and amortization	(22,491)	(56,942)	(95,434)	(21,810)	(28,028)

Gross margin	$75,062	$186,165	$242,585	$62,608	$53,056

(3)	Certain pre-development costs and joint-venture receivables previously netted with “Liabilities associated with drilling contracts” of $8.6 million, $14.7 million, $20.6 million, and $14.9 million as of December 31, 2006, 2007, 2008 and March 31, 2008, respectively, have been reclassified from “Liabilities associated with drilling contracts” to oil and gas properties and accounts receivable to conform to the presentation of “Total assets” as of March 31, 2009.

(4)	We define EBITDA as net income before cumulative effect of accounting change, interest, taxes, depreciation, depletion and amortization. We calculate Adjusted EBITDA by adjusting EBITDA for other non-cash items such as equity-based compensation. EBITDA and Adjusted EBITDA are not measures of performance calculated in accordance with GAAP. Although not prescribed under GAAP, we believe the presentation of EBITDA and Adjusted EBITDA are relevant and useful because they help our investors to understand our operating performance and makes it easier to compare our results with other companies that have different financing and capital structures or tax rates. EBITDA and Adjusted EBITDA should not be considered in isolation of, or as a substitute for, net income as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. Adjusted EBITDA, as we calculate it, may not be comparable to Adjusted EBITDA measures reported by other companies and our EBITDA calculation here may be different from the EBITDA calculation under our credit facility and the consolidated EBITDA calculation under the indenture. In addition, EBITDA and Adjusted EBITDA do not represent funds available for discretionary use. The following reconciles our net income before taxes and cumulative effect of accounting change to our EBITDA and Adjusted EBITDA for the periods indicated:

	Years ended December 31,			Three months ended March 31,
(dollars in thousands)	2006	2007	2008	2008	2009

Net income before cumulative effect of accounting change(7)	$51,827	$117,536	$142,843	$37,564	$25,603
Less: Income attributable to non-controlling interests(7)	—	(32)	(64)	(21)	(15)
Plus interest expense	—	30,096	56,306	13,305	12,984
Plus depreciation, depletion and amortization	22,491	56,942	95,434	21,810	28,028

EBITDA	74,318	204,542	294,519	72,658	66,600
Non-recurring derivative fees	—	3,873	—	—	—
Non-cash compensation expense	337	4,684	5,485	1,320	1,528
Adjustment to reflect cash impact of derivatives(a)	—	(14,000)	12,430	5,028	1,604
Gathering fee(b)	20,294	—	—	—	—

Adjusted EBITDA	$94,949	$199,099	$312,434	$79,006	$69,732

(a)	Represents net cash proceeds received from the recognition and settlement of ineffective derivative gains recognized in connection with the acquisition of our Michigan assets in June 2007 but not reflected in our consolidated statements of income for the years ended December 31, 2007 and 2008 respectively, and for the three months ended March 31, 2008 and 2009, respectively.

(b)	See note (1) above.

(5)	There was no interest expense in periods prior to the year ended December 31, 2007.

(6)	For purposes of this computation, the ratio of earnings to fixed charges represents income from continuing operations before income taxes, non-controlling interest and accounting changes plus fixed charges. Fixed charges means interest expense.

(7)	Net income before cumulative effect of accounting change and Net income have been restated (increased) by $32 thousand and $64 thousand for the years ended December 31, 2007 and 2008, respectively, and $21 thousand for the three months ended March 31, 2008, to reflect our adoption of Statement of Financial Accounting Standards No. 160, “Noncontrolling Interest in Consolidated Financial Statements-an amendment of ARB No 51 “(“SFAS No. 160”), in the first quarter of 2009, which required us to segregate our noncontrolling interest (minority interest) previously reported in “Other-net” and combined in net income to show separate items of net income attributable to both the parent and the noncontrolling interest.

(8)	Total equity as of December 31, 2007 and 2008 and as of March 31, 2008 has been restated (increased) by $242 thousand, $187 thousand and $206 thousand, respectively, to reflect our adoption of SFAS No. 160 which required us to report our noncontrolling interest in a subsidiary previously reported separately as equity in our consolidated balance sheets.

(9)	Net cash flows provided by operating activities, net cash flows used in investing activities and capital expenditures have been restated for the years ended December 31, 2006, 2007 and 2008 to conform to the current presentation as of March 31, 2009 (see note 3 above). As a result, net cash flows provided by operating activities and capital expenditures have been increased by $4.1 million, $4.4 million and $6.7 million for the years ended December 31, 2006, 2007 and 2008, respectively, and net cash flows used in investing activities has been decreased by the same amount for the respective periods.

Summary reserve, production and operating data

The following tables show our estimated net proved reserves based on reserve reports prepared by our independent petroleum engineers, and certain summary unaudited information with respect to our production and sales of natural gas and oil. You should refer to “Risk factors” in this prospectus supplement and “Management’s discussion and analysis of financial condition and results of operations” and “Business—Natural gas and oil reserves” in our annual report on Form 10-K for the year ended December 31, 2008 in evaluating the material presented below.

(dollars in millions,	Years ended December 31,
except per unit data)	2006	2007	2008

Reserve data:
Estimated net proved reserves:
Natural gas (Bcf)	168.5	884.8	990.8
Oil (MMBbls)	2.1	2.0	1.7
Total (Bcfe)	181.0	896.7	1,001.2
Percentage proved developed reserves(1)	66.4%	67.6%	59.6%
Standardized measure value(2)	$283.4	$1,481.2	$1,131.9
Weighted average reserve natural gas and oil prices(2):
Natural gas—per Mcf	$6.33	$6.93	$5.71
Oil—per Bbl	$57.26	$90.30	$44.80

	Years ended December 31,			Three months ended March 31,
	2006	2007	2008	2008	2009

Net production:
Total production (Mmcfe)	9,850	21,884	34,853	8,351	9,050
Average daily production (Mcfe/d)	26,989	89,425	95,227	91,772	100,546
Average natural gas sales prices per Mcf:
Average sales prices (including hedges)	$8.83	$8.66	$9.13	$9.58	$8.09
Average sales prices (excluding hedges)	$7.90	$7.22	$9.23	$8.32	$5.21
Average oil sales prices per Bbl:
Average sales prices (including hedges)	$62.30	$70.16	$92.35	$91.03	$64.52
Average unit costs per Mcfe:
Production costs	$1.41	$1.47	$1.71	$1.56	$1.61
Depletion	$2.08	$2.49	$2.64	$2.52	$2.98

(1)	The balance of our reserves are proved undeveloped. Our ownership in these reserves in Appalachia is subject to reduction as we generally contribute leasehold acreage associated with our proved undeveloped reserves to our investment partnerships in exchange for an approximate 30% equity interest in these partnerships which effectively will reduce our ownership interest in these reserves from 100% to 30% as we make these contributions.

(2)	Natural gas and oil prices were based on NYMEX prices per Mcf and Bbl at the applicable date, with the representative price of natural gas adjusted for basis premium and Btu content to arrive at the appropriate net price. Amounts shown include physical hedges but not financial hedging transactions.

Risk factors

Investing in the notes involves risks. You should carefully consider the following risk factors together with all of the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

Risks related to the notes

We have distributed in the past and, if we do not consummate the merger with Atlas America, we may continue to distribute a significant portion of our cash flows to our unitholders, and we are not required to accumulate cash for the purpose of meeting our future obligations to our noteholders, which may limit the cash available to service the notes.

Subject to the limitations on restricted payments contained in the indentures governing the notes, and the existing notes and in our credit facility, and the restrictions in the merger agreement prohibiting us from paying distributions without Atlas America’s consent until consummation of the merger or termination of the agreement, we will distribute all of our “available cash” each quarter to Atlas Energy Resources unitholders. “Available cash” is defined in our operating agreement, and it generally means, for each fiscal quarter:

•	all cash on hand at the end of the quarter;

•	less the amount of cash that our board of directors determines in its reasonable discretion is necessary or appropriate to:

•	provide for the proper conduct of our business (including reserves for future capital expenditures and credit needs);

•	comply with applicable law, any of our debt instruments, or other agreements; or

•	provide funds for distributions to our unitholders for any one or more of the next four quarters or with respect to our management incentive interests;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter.

Working capital borrowings are generally borrowings that are made under our credit facility and in all cases are used solely for working capital purposes or to pay distributions to unitholders. As a result, we may not accumulate significant amounts of cash. Depending on the timing and amount of our cash distributions, these distributions could significantly reduce the cash available to us in subsequent periods to make payments on the notes.

We may not be able to generate sufficient cash to service our debt obligations, including our obligations under the notes.

Our ability to make payments on and to refinance our indebtedness, including the notes, will depend on our financial and operating performance, which may fluctuate significantly from quarter to quarter based on, among other things:

•	the amount of natural gas and oil we produce;

•	the price at which we sell our natural gas and oil;

•	the level of our operating costs;

•	our ability to acquire, locate and produce new reserves;

•	results of our hedging activities;

•	the level of our interest expense, which depends on the amount of our indebtedness and the interest payable on it; and

•	the level of our capital expenditures.

We may not be able to generate sufficient cash flow and may not be able to borrow funds in amounts sufficient to enable us to service our indebtedness, or to meet our working capital and capital expenditure requirements. If we are not able to generate sufficient cash flow from operations or to borrow sufficient funds to service our indebtedness, we may be required to sell assets or issue equity, reduce capital expenditures, or refinance all or a portion of our existing indebtedness. We may not be able to refinance our indebtedness, sell assets or issue equity, or borrow more funds on terms acceptable to us, if at all.

We have a substantial amount of indebtedness which could adversely affect our financial position and prevent us from fulfilling our obligations under the notes.

We currently have, and following this offering will continue to have, a substantial amount of indebtedness. As of March 31, 2009, after giving effect to the issuance of the notes offered hereby and the application of the net proceeds from the offering, we would have had total debt of approximately $947.1 million, consisting of $200.0 million of notes, $400.0 million of existing notes and $347.1 million of borrowings under our credit facility. In addition, we would have approximately $251.8 million of available borrowing capacity under our credit facility. We may also incur significant additional indebtedness in the future. Our substantial indebtedness may:

•	make it difficult for us to satisfy our financial obligations, including making scheduled principal and interest payments on the notes and our other indebtedness;

•	limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions or other general business purposes;

•	limit our ability to use our cash flow or obtain additional financing for future working capital, capital expenditures, acquisitions or other general business purposes;

•	require us to use a substantial portion of our cash flow from operations to make debt service payments;

•	limit our flexibility to plan for, or react to, changes in our business and industry;

•	place us at a competitive disadvantage compared to our less leveraged competitors; and

•	increase our vulnerability to the impact of adverse economic and industry conditions.

Despite our current level of indebtedness, we may still be able to incur substantially more indebtedness. This could exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the credit facility and indenture governing the existing notes limit, and the supplemental indenture governing the notes offered hereby will limit, but do not prohibit, us or our subsidiaries from incurring additional indebtedness. If we incur any additional indebtedness that ranks equally with the notes and the guarantees, the holders of that indebtedness will be entitled to share ratably with the holders of the notes and the guarantees in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us. This may have the effect of reducing the amount of proceeds paid to you. If new indebtedness is added to our current debt levels, the related risks that we and our subsidiaries now face could intensify.

The notes offered hereby and the related guarantees will be unsecured and effectively subordinated to our and the guarantors’ existing and future secured indebtedness.

The notes offered hereby and the related guarantees will be general unsecured obligations ranking effectively junior in right of payment to all of our existing and future secured indebtedness and that of each guarantor, including indebtedness under our credit facility. Additionally, the supplemental indenture governing the notes will permit us to incur additional secured indebtedness in the future. In the event that we or a guarantor is declared bankrupt, becomes insolvent or is liquidated or reorganized, any indebtedness that is effectively senior to the notes and the guarantees will be entitled to be paid in full from our assets or the assets of the guarantor, as applicable, securing such indebtedness before any payment may be made with respect to the notes or the affected guarantees. Holders of the notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. As of March 31, 2009, after giving effect to the issuance of the notes offered hereby and the contemplated use of proceeds, the notes and the guarantees would have been effectively subordinated to $347.1 million of senior secured indebtedness under our credit facility and we would have been able to incur an additional $251.8 million of indebtedness under our credit facility on such date, subject to compliance with financial covenants in the credit facility, all of which would have also been effectively senior to the notes and the guarantees.

Claims of noteholders will be structurally subordinate to claims of creditors of our subsidiaries that do not guarantee the notes.

The notes will not be guaranteed by Anthem Securities or by certain future subsidiaries that we designate as “unrestricted” in accordance with the terms of the indenture. Accordingly, claims of holders of the notes will be structurally subordinated to the claims of creditors of these nonguarantor subsidiaries, including trade creditors. All obligations of our non-guarantor subsidiaries will have to be satisfied before any of the assets of these subsidiaries would be available for distribution, upon a liquidation or otherwise, to us or a guarantor of the notes. Although all of our subsidiaries, other than Anthem Securities, will guarantee the notes, the guarantees are subject to release under certain circumstances and we may have subsidiaries that are not guarantors. In the event of the liquidation, dissolution, reorganization, bankruptcy or similar proceeding of the business of a subsidiary that is not a guarantor, creditors of that subsidiary would generally have the right to be paid in full before any distribution is made to us or the holders of the notes. In any of these events, we may not have sufficient assets to pay amounts due on the notes with respect to the assets of that subsidiary. Our non-guarantor subsidiaries accounted for none of our total net revenues for the year ended December 31, 2008 and the three months ended March 31, 2009. These subsidiaries had substantially no net income, assets or liabilities as of and for the three months ended March 31, 2009.

Your ability to transfer the notes offered hereby will be limited by the absence of an active trading market.

The notes are a series of securities for which there is currently no established trading market. The underwriters have advised us that they intend to make a market in the notes as permitted by applicable laws and regulations; however, the underwriters are not obligated to make a market in the notes, and they may discontinue their market-making activities at anytime without notice. Therefore, an active market for the notes may not develop or, if developed, such a market may not continue. In addition, subsequent to their initial issuance, the notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar notes, our performance and other factors.

We do not intend to apply for listing or quotation of the notes on any securities exchange or stock market. The liquidity of any market for the notes will depend on a number of factors, including:

•	the number of holders of notes;

•	our operating performance and financial condition;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the notes; and

•	prevailing interest rates.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of these securities. We cannot assure you that the market for the notes will be free from similar disruptions. Any such disruptions could have an adverse effect on holders of the notes.

A subsidiary guarantee could be voided if it constitutes a fraudulent transfer under U.S. bankruptcy or similar state law, which would prevent the holders of the notes from relying on that subsidiary to satisfy claims.

Under U.S. bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee can be voided, or claims under the guarantee may be subordinated to all other debts of that guarantors if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee or, in some states, when payments become due under the guarantee, received less than reasonably equivalent value or fair consideration for the incurrence of the guarantee and:

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they mature.

A guarantee may also be voided, without regard to these factors, if a court finds that the guarantor entered into the guarantee with the actual intent to hinder, delay or defraud its creditors.

A court would likely find that a guarantor did not receive reasonably equivalent value or fair consideration for its guarantee if the guarantor did not substantially benefit directly or indirectly from the issuance of the guarantees. If a court were to void a guarantee, you would no longer have a claim against the guarantor. Sufficient funds to repay the notes may not be available from other sources, including the remaining guarantors, if any. In addition, the court might direct you to repay any amounts that you already received from the subsidiary guarantor. The measures of insolvency for purposes of fraudulent transfer laws vary depending upon the governing law. Generally, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all its assets;

•	the present fair saleable value of its assets is less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

Each subsidiary guarantee will contain a provision intended to limit the guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its subsidiary guarantee to be a fraudulent transfer. This provision may not be effective to protect the subsidiary guarantees from being voided under fraudulent transfer law.

Upon a change of control, we may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture governing the notes, which would violate the terms of the notes.

Upon the occurrence of a change of control, holders of the notes will have the right to require us to purchase all or any part of the notes at a price equal to 101% of the principal amount, plus accrued and unpaid interest, if any, to the date of purchase. We may not have sufficient financial resources available to satisfy all of obligations under the notes in the event of a change in control. Further, we are contractually restricted under the terms of our credit facility from repurchasing all of the notes tendered upon a change of control. Accordingly, we may be unable to satisfy our obligations to purchase the notes unless we are able to refinance or obtain waivers under our credit facility. Our failure to purchase the notes as required under the indenture would result in a default under the indenture and a cross-default under our credit facility, each of which could have material adverse consequences for us and the holders of the notes. In addition, the credit facility provides that a change of control is a default that permits lenders to accelerate the maturity of borrowings under it. See “Description of the notes—Change of control.”

Covenants in our debt agreements restrict our business in many ways.

The indenture governing the existing notes and our credit facility contain, and the supplemental indenture governing the notes offered hereby will contain, various covenants that limit our ability and/or our restricted subsidiaries’ ability to, among other things:

•	incur or assume liens or additional debt or provide guarantees in respect of obligations of other persons;

•	issue redeemable stock and preferred stock;

•	pay dividends or distributions or redeem or repurchase capital stock;

•	prepay, redeem or repurchase debt;

•	make loans and investments;

•	enter into agreements that restrict distributions from our subsidiaries;

•	sell assets and capital stock of our subsidiaries;

•	enter into certain transactions with affiliates; and

•	consolidate or merge with or into, or sell substantially all of our assets to, another person.

In addition, our credit facility contains restrictive covenants and requires us to maintain specified financial ratios and limits our ability to make capital expenditures. Our ability to meet those financial ratios can be affected by events beyond our control, and we may be unable to meet those tests. A breach of any of these covenants could result in a default under our credit facility, the notes and/or the existing notes. Upon the occurrence of an event of default under our credit facility, the lenders could elect to declare all amounts outstanding under our credit facility to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure that indebtedness. We have pledged a significant portion of our assets as collateral under our credit facility. If the lenders under our credit facility accelerate the repayment of borrowings, we may not have sufficient assets to repay our credit facility and our other indebtedness, including the notes. See “Description of certain indebtedness.” Our borrowings under our credit facility are, and are expected to continue to be, at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income would decrease.

The merger with Atlas America may not be completed.

Completion of our merger with Atlas America is subject to the approval of the Atlas Energy Resources unitholders and Atlas America stockholders. Neither we nor Atlas America has yet scheduled a special meeting of our unitholders to vote on the merger, pending SEC review of our joint proxy statement. There can be no assurance that both of these approvals will occur. If the merger does not occur some or all of the benefits we anticipate from combining the companies may not be realized.

Lawsuits have been filed against us, some of our officers and members of our board of directors and Atlas America challenging the merger, and any adverse judgment may prevent the merger from becoming effective or from becoming effective within the expected timeframe.

We, some of our officers and members of our board of directors and Atlas America are named as defendants in five purported class action lawsuits brought by our unitholders in Delaware Chancery Court challenging the proposed merger, seeking, among other things, to enjoin the defendants from consummating the merger on the agreed-upon terms. On June 15, 2009, the Chancery Court issued an order of consolidation. Plaintiffs filed a Verified Consolidated Class Action Complaint on July 1, 2009, which has superseded all prior complaints. The complaint advances claims of breach of fiduciary duty in connection with the Merger Agreement and violation of disclosure obligations in the preliminary proxy filed by Atlas America, and seeks monetary damages, injunctive relief, or both. Predicting the outcome of this lawsuit is difficult.

In addition, one of the conditions to the completion of the merger is that no judgment, order, injunction, decision, opinion or decree issued by a court or other governmental entity that makes the merger illegal or prohibits the consummation of the merger shall be in effect. A preliminary injunction could delay or jeopardize the completion of the merger, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the merger. An adverse judgment for monetary damages could have a material adverse effect on the operations of the combined company after the merger.

The combined company may fail to realize the anticipated cost savings, growth opportunities and synergies and other benefits anticipated from the merger, which could adversely affect our ability to service our debt obligations, including the notes.

We and Atlas America currently operate as separate public companies. The success of the merger will depend, in part, on our ability to realize the anticipated synergies and growth opportunities from combining the businesses, as well as the projected stand-alone cost savings and revenue growth trends identified by each company. In addition, on a combined basis, we and Atlas America expect to benefit from operational synergies resulting from the consolidation of capabilities and elimination of redundancies as well as greater efficiencies from increased scale. Management also intends to focus on revenue synergies for the combined entity. However, management must successfully combine our businesses in a manner that permits these cost savings and synergies to be realized. In addition, it must achieve the anticipated savings without adversely affecting current revenues and our investments in future growth. If it is not able to successfully achieve these objectives, the anticipated cost savings, revenue growth and synergies may not be realized fully or at all, or may take longer to realize than expected

The guarantee of the notes by Atlas Energy Resources, LLC does not provide significant additional assurance of payment to the noteholders.

Upon issuance, the notes will be guaranteed by Atlas Energy Resources, a parent company of the Issuers. However, Atlas Energy Resources is a holding company and has no operations separate from its investment in the Issuers and its other subsidiaries. Therefore, if the Issuers and their subsidiaries should be unable to meet their payment obligations with respect to the notes, it is unlikely that Atlas Energy Resources would be able to do so either.

Risks related to our business

If commodity prices decline significantly, our cash flow from operations will decline.

Our revenue, profitability and cash flow substantially depend upon the prices and demand for natural gas and oil. The natural gas and oil markets are very volatile and a drop in prices can significantly affect our financial results and impede our growth. Changes in natural gas and oil prices will have a significant impact on the value of our reserves and on our cash flow. Prices for natural gas and oil may fluctuate widely in response to relatively minor changes in the supply of and demand for natural gas or oil, market uncertainty and a variety of additional factors that are beyond our control, such as:

•	the level of the domestic and foreign supply and demand;

•	the price and level of foreign imports;

•	the level of consumer product demand;

•	weather conditions and fluctuating and seasonal demand;

•	overall domestic and global economic conditions;

•	political and economic conditions in natural gas and oil producing countries, including those in the Middle East and South America;

•	the ability of members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

•	the impact of the U.S. dollar exchange rates on natural gas and oil prices;

•	technological advances affecting energy consumption;

•	domestic and foreign governmental relations, regulations and taxation;

•	the impact of energy conservation efforts;

•	the cost, proximity and capacity of natural gas pipelines and other transportation facilities; and

•	the price and availability of alternative fuels.

In the past, the prices of natural gas and oil have been extremely volatile, and we expect this volatility to continue. For example, during the year ended December 31, 2008, the NYMEX Henry Hub natural gas index price ranged from a high of $13.11 per MMBtu to a low of $6.47 per MMBtu, and West Texas Intermediate oil prices ranged from a high of $134.02 per Bbl to a low of $42.04 per Bbl.

Recent instability in the financial markets has increased the cost of capital while the availability of funds from those markets has diminished significantly, which may affect our ability to raise capital and reduce the amount of cash available to fund our operations.

Recent instability in the financial markets has increased the cost of capital while the availability of funds from those markets has diminished significantly. This may affect our ability to raise capital and reduce the amount of cash available to fund our operations. We rely on our cash flow from operations and our credit facility to execute our growth strategy and to meet our financial commitments and other short-term liquidity needs. We cannot be certain that additional capital will be available to the extent required and on acceptable terms.

A decrease in natural gas prices could subject our oil and gas properties to a non-cash impairment loss under generally accepted accounting principles.

Generally accepted accounting principles require oil and gas properties and other long-lived assets to be reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Long-lived assets are reviewed for potential impairments at the lowest levels for which there are identifiable cash flows that are largely independent of other groups of assets. We test our oil and gas properties on a field-by-field basis, by determining if the historical cost of proved properties less the applicable accumulated depletion, depreciation and amortization and abandonment is less than the estimated expected undiscounted future cash flows. The expected future cash flows are estimated based on our own economic interests and our plans to continue to produce and develop proved reserves. Expected future cash flow from the sale of production of reserves is calculated based on estimated future prices. We estimate prices based on current contracts in place at the impairment testing date, adjusted for basis differentials and market related information, including published futures prices. The estimated future level of production is based on assumptions surrounding future levels of prices and costs, field decline rates, market demand and supply, and the economic and regulatory climates. Accordingly, further declines in the price of natural gas may cause the carrying value of our oil and gas properties to exceed the expected future cash flows, and a non-cash impairment loss would be required to be recognized in the financial statements for the difference between the estimated fair market value, (as determined by discounted future cash flows) and the carrying value of the assets.

Unless we replace our reserves, our reserves and production will decline, which would reduce our cash flow from operations and impair our ability to make payments on our debt.

Producing natural gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Based on our December 31, 2008 reserve reports, our average annual decline rate for proved developed producing reserves is approximately 7.8% during the first five years, approximately 5.3% in the next five years and less than 5.5% thereafter. Because our total estimated proved reserves include proved undeveloped reserves at December 31, 2008, production will decline at this rate even if those proved undeveloped reserves are developed and the wells produce as expected. This rate of decline will change if production from our existing wells declines in a different manner than we have estimated and can change when we drill additional wells, make acquisitions and under other circumstances. Thus, our future natural gas reserves and production and, therefore, our cash flow and income are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves. Our ability to find and acquire additional recoverable reserves to replace current and future production at acceptable costs depends on our generating sufficient cash flow from operations and other sources of capital, including our investment partnerships, all of which are subject to the risks discussed elsewhere in this section.

Our estimated reserves are based on many assumptions that may prove to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

Underground accumulations of natural gas and oil cannot be measured in an exact way. Natural gas and oil reserve engineering requires subjective estimates of underground accumulations of natural gas and oil and assumptions concerning future natural gas prices, production levels, and operating and development costs. As a result, estimated quantities of proved reserves and projections of future production rates and the timing of development expenditures may prove to be inaccurate. Our independent petroleum engineers prepare estimates of our proved reserves. Over time, our internal engineers may make material changes to reserve estimates, taking into account the results of actual drilling and production. Some of our reserve estimates are made without the benefit of a lengthy production history, which are less reliable than estimates based on a long-term production history. Also, we make certain assumptions regarding future natural gas prices, production levels, and operating and development costs that may prove incorrect. Any significant variance from these assumptions by actual figures could greatly affect our estimates of reserves, the economically recoverable quantities of natural gas and oil attributable to any particular group of properties, the classifications of reserves based on risk of recovery and estimates of the future net cash flows. For example, if natural gas prices decline by $1.00 per Mcf, then the standardized measure value of our proved reserves as of December 31, 2008 would decrease from $1.128 billion to approximately $800.0 million. Our standardized measure is calculated using natural gas prices that include our physical hedges but not our financial hedges. Numerous changes over time to the assumptions on which our reserve estimates are based, as described above, often result in the actual quantities of natural gas and oil we ultimately recover being different from our reserve estimates. The present value of future net cash flows from our proved reserves is not necessarily the same as the current market value of our estimated natural gas reserves. We base the estimated discounted future net cash flows from our proved reserves on prices and costs in effect on the day of estimate. However, actual future net cash flows from our natural gas properties also will be affected by factors such as:

•	actual prices we receive for natural gas;

•	the amount and timing of actual production;

•	the amount and timing of our capital expenditures;

•	supply of and demand for natural gas; and

•	changes in governmental regulations or taxation.

The timing of both our production and our incurrence of expenses in connection with the development and production of natural gas properties will affect the timing of actual future net cash flows from proved reserves, and thus their actual present value. In addition, the 10% discount factor we use when calculating discounted future net cash flows may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the natural gas and oil industry in general. Any significant variance in our assumptions could materially affect the quantity and value of reserves, the amount of standardized measure described in this report, and our financial condition and results of operations. In addition, our reserves or standardized measure may be revised downward or upward based upon production history, results of future exploitation and development activities, prevailing natural gas and oil prices and other factors. A material decline in prices paid for our production can reduce the estimated volumes of our reserves because the economic life of our wells could end sooner. Similarly, a decline in market prices for natural gas or oil may reduce our standardized measure.

We will be required to make substantial capital expenditures to increase our asset base. If we are unable to obtain needed capital or financing on satisfactory terms, our ability to make payments on the notes may be diminished.

The natural gas and oil industry is capital intensive. We intend to finance our future capital expenditures with capital raised through equity and debt offerings, our investment partnerships, cash flow from operations and bank borrowings. If we are unable to obtain sufficient capital funds on satisfactory terms, we may be unable to increase or maintain our inventory of properties and reserve base, or be forced to curtail drilling or other activities. This would result in a decline in our revenues and our ability to service the notes may be diminished. If we do not make sufficient or effective expansion capital expenditures, including with funds from third-party sources, we will be unable to expand our business operations.

The scope and costs of the risks involved in making acquisitions may prove greater than estimated at the time of the acquisition.

Any acquisition involves potential risks, including, among other things:

•	mistaken assumptions about revenues and costs, including synergies;

•	significant increases in our indebtedness and working capital requirements;

•	an inability to integrate successfully or timely the businesses we acquire;

•	the assumption of unknown liabilities;

•	limitations on rights to indemnity from the seller;

•	the diversion of management’s attention from other business concerns;

•	increased demands on existing personnel;

•	customer or key employee losses at the acquired businesses; and

•	the failure to realize expected growth or profitability.

The scope and cost of these risks may ultimately be materially greater than estimated at the time of the acquisition. Further, our future acquisition costs may be higher than those we have achieved historically. Any of these factors could adversely affect our future growth and our ability to increase distributions.

We may be unsuccessful in integrating the operations from any future acquisitions with our operations and in realizing all of the anticipated benefits of these acquisitions.

We have an active, on-going program to identify other potential acquisitions. The integration of previously independent operations with ours can be a complex, costly and time-consuming process. The difficulties of combining these systems, as well as any operations we may acquire in the future, with us include, among other things:

•	operating a significantly larger combined entity;

•	the necessity of coordinating geographically disparate organizations, systems and facilities;

•	integrating personnel with diverse business backgrounds and organizational cultures;

•	consolidating operational and administrative functions;

•	integrating internal controls, compliance under Sarbanes-Oxley Act of 2002 and other corporate governance matters;

•	the diversion of management’s attention from other business concerns;

•	customer or key employee loss from the acquired businesses;

•	a significant increase in our indebtedness; and

•	potential environmental or regulatory liabilities and title problems.

If we have a future acquisition, there can be no assurance that any benefits or that the acquisition will not result in the deterioration or loss of our business. Costs incurred and liabilities assumed in connection with an acquisition and increased capital expenditures and overhead costs incurred to expand our operations could harm our business or future prospects, and result in significant decreases in our gross margin and cash flows.

The DTE Gas & Oil acquisition has substantially changed our business, making it difficult to evaluate our business based upon our historical financial information.

The DTE Gas & Oil acquisition in June 2007 has significantly increased our size, redefined our business plan, increased our reserve life, expanded our geographic market and resulted in large increases to our revenues and expenses. As a result of this acquisition, and our continued plan to acquire and integrate additional companies that we believe present attractive opportunities, our financial results for any period or changes in our results across periods may continue to dramatically change. Our historical financial results, therefore, should not be relied upon to accurately predict our future operating results, thereby making the evaluation of our business more difficult.

We have limited experience in drilling wells to the Marcellus Shale, less information regarding reserves and decline rates in the Marcellus Shale than in other areas of our Appalachian operations and wells drilled to the Marcellus Shale will be deeper, more expensive and more susceptible to mechanical problems in drilling and completing than wells in the other areas.

We have limited experience in drilling development wells to the Marcellus Shale. As of March 31, 2009, we have drilled 142 gross wells to the Marcellus Shale, of which 126 gross wells have been turned on-line but these wells have been producing for only a short period of time. Other operators in the Appalachian Basin also have limited experience in drilling wells to the Marcellus Shale. Thus, we have much less information with respect to the ultimate recoverable reserves and the production decline rate in the Marcellus Shale than we have in our other areas of operation. In addition, the wells to be drilled in the Marcellus Shale will be drilled deeper than in our other primary areas, which makes the Marcellus Shale wells more expensive to drill and complete. The wells will also be more susceptible to mechanical problems associated with the drilling and completion of the wells, such as casing collapse and lost equipment in the wellbore. In addition, the fracturing of the Marcellus Shale will be more extensive and complicated than fracturing the geological formations in our other areas of operation and requires greater volumes of water than conventional gas wells. The management of water and the treatment of produced water from Marcellus Shale wells may be more costly than the management of produced water from other geologic formations.

Changes in tax laws may impair our ability to obtain capital funds through investment partnerships.

Under current federal tax laws, there are tax benefits to investing in investment partnerships such as those we sponsor, including deductions for intangible drilling costs and depletion deductions. Changes to federal tax law that reduce or eliminate these benefits may make investment in our investment partnerships less attractive and, thus, reduce our ability to obtain funding from this significant source of capital funds.

Recently proposed severance taxes in Pennsylvania could materially increase our liabilities.

In 2008, our liabilities for severance taxes in the states in which we operate, other than Pennsylvania, were approximately $12.2 million. While Pennsylvania has historically not imposed a severance tax, with a focus on its budget deficit and the increasing exploitation of the Marcellus Shale, Pennsylvania’s governor recently proposed a tax of 5% of the value of natural gas at the wellhead plus $0.047 per Mcf beginning October 1, 2009. If adopted, these taxes may materially increase our operating costs in Pennsylvania.

We may not be able to continue to raise funds through our investment partnerships at the levels we have recently experienced, which may in turn restrict our ability to maintain our drilling activity at the levels recently experienced.

We have sponsored limited and general partnerships to raise funds from investors to finance our development drilling activities in Appalachia. During the fourth quarter of 2008, we began development drilling activities for us and our partnership investors in Indiana. Accordingly, the amount of development activities we undertake depends in large part upon our ability to obtain investor subscriptions to invest in these partnerships. During the past three years we have raised successively larger amounts of funds through these investment partnerships, raising $218.5 million, $363.3 million and $438.4 million, in calendar 2006, 2007 and 2008, respectively. In the future, we may not be successful in raising funds through these investment partnerships at the same levels we have recently experienced, and we also may not be successful in increasing the amount of funds we raise as we have done in recent years. Our ability to raise funds through our investment partnerships depends in large part upon the perception of investors of their potential return on their investment and their tax benefits from investing in them, which perception is influenced significantly by our historical track record of generating returns and tax benefits to the investors in our existing partnerships.

In the event that our investment partnerships do not achieve satisfactory returns on investment or the anticipated tax benefits, we may have difficulty in continuing to increase the amount of funds we raise through these partnerships or in maintaining the level of funds we have recently raised through these partnerships. In this event, we may need to obtain financing for our drilling activities on a less attractive basis than the financing we realize through these partnerships or we may determine to reduce our drilling activity.

Our fee-based revenues may decline if we are unsuccessful in continuing to sponsor investment partnerships, and our fee-based revenue may not increase at the same rate as recently experienced if we are unable to raise funds at the same or higher levels as we have recently experienced.

Our fee-based revenues are based on the number of investment partnerships we sponsor and the number of partnerships and wells we manage or operate. If we are unsuccessful in sponsoring future investment partnerships, our fee-based revenues may decline. Additionally, our fee-based revenue may not increase at the same rate as recently experienced if we are unable to raise funds at the same or higher levels as we have recently experienced.

Our revenues may decrease if investors in our investment partnerships do not receive a minimum return.

We have agreed to subordinate up to 50% of our share of production revenues to specified returns to the investor partners in our investment partnerships, typically 10% per year for the first five years of distributions. Thus, our revenues from a particular partnership will decrease if it does not achieve the specified minimum return and our ability to make distributions to unit holders may be impaired. For the three months ended March 31, 2009, we subordinated net revenues of $172,400. There were no subordinated net revenues for the years ended December 31, 2008, 2007, or 2006. We subordinated net revenues of $91,000 and $335,000 in fiscal year ended September 30, 2005 and 2004, respectively.

Competition in the natural gas and oil industry is intense, which may hinder our ability to acquire gas and oil properties and companies and to obtain capital, contract for drilling equipment and secure trained personnel.

We operate in a highly competitive environment for acquiring properties and other natural gas and oil companies, attracting capital through our investment partnerships, contracting for drilling equipment and securing trained personnel. We will also compete with the exploration and production divisions of public utility companies for natural gas and oil property acquisitions. Our competitors may be able to pay more for natural gas and oil properties and drilling equipment and to evaluate, bid for and purchase a greater number of properties than our financial or personnel resources permit. Moreover, our competitors for investment capital may have better track records in their programs, lower costs or better connections in the securities industry segment that markets oil and gas investment programs than we do. All of these challenges could make it more difficult for us to execute our growth strategy. We may not be able to compete successfully in the future in acquiring leasehold acreage or prospective reserves or in raising additional capital.

Furthermore, competition arises not only from numerous domestic and foreign sources of natural gas and oil but also from other industries that supply alternative sources of energy. Competition is intense for the acquisition of leases considered favorable for the development of natural gas and oil in commercial quantities. Product availability and price are the principal means of competition in selling natural gas and oil. Many of our competitors possess greater financial and other resources than ours, which may enable them to identify and acquire desirable properties and market their natural gas and oil production more effectively than we do.

We depend on certain key customers for sales of our natural gas. To the extent these customers reduce the volumes of natural gas they purchase from us, our revenues and cash available for distribution could decline.

In Appalachia, our natural gas is sold under contracts with various purchasers. Under a natural gas supply agreement with Hess Corporation, Hess has a last right of refusal to buy all of the natural gas produced and delivered by our affiliates and us, including our investment partnerships. During calendar year 2008, natural gas sales to Hess accounted for approximately 10% of our total Appalachian oil and gas revenues. In Michigan, during calendar year 2008, gas under contracts to a former affiliate of Atlas Gas & Oil, which expire at various dates through 2012, accounted for approximately 49% of our total Michigan oil and gas revenues. To the extent these and other key customers reduce the amount of natural gas they purchase from us, our revenues and cash available servicing the notes could temporarily decline in the event we are unable to sell to additional purchasers.

Our Appalachia business depends on the gathering and transportation facilities of Laurel Mountain. Any limitation in the availability of those facilities would interfere with our ability to market the natural gas we produce and could reduce our revenues and cash available for distribution.

Laurel Mountain gathers more than 90% of our current Appalachia production and approximately 50% of our total production. The marketability of our natural gas production depends in part on the availability, proximity and capacity of gathering and pipeline systems owned by Atlas Pipeline and other third parties. The amount of natural gas that can be produced and sold is subject to curtailment in circumstances such as pipeline interruptions due to scheduled and unscheduled maintenance or excessive pressure or physical damage to the gathering or transportation system. The curtailments arising from these and similar circumstances may last from a few days to several months.

Shortages of drilling rigs, equipment and crews could delay our operations.

Higher natural gas and oil prices generally increase the demand for drilling rigs, equipment and crews and can lead to shortages of, and increasing costs for, drilling equipment, services and personnel. Over the past three years, we and other natural gas and oil companies have experienced higher drilling and operating costs. Shortages of, or increasing costs for, experienced drilling crews and oil field equipment and services could restrict our ability to drill the wells and conduct the operations which we currently have planned. Any delay in the drilling of new wells or significant increase in drilling costs could reduce our revenues.

Because we handle natural gas and oil, we may incur significant costs and liabilities in the future resulting from a failure to comply with new or existing environmental regulations or an accidental release of hazardous substances into the environment.

The operations of our wells and other facilities are subject to stringent and complex federal, state and local environmental laws and regulations. These include, for example:

•	the federal Clean Air Act and comparable state laws and regulations that impose obligations related to air emissions;

•	the federal Clean Water Act and comparable state laws and regulations that impose obligations related to discharges of pollutants into regulated bodies of water;

•	RCRA and comparable state laws that impose requirements for the handling and disposal of waste, including produced waters, from our facilities; and

•	CERCLA and comparable state laws that regulate the cleanup of hazardous substances that may have been released at properties currently or previously owned or operated by us or at locations to which we have sent waste for disposal.

Failure to comply with these laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements, and the issuance of orders enjoining future operations. Certain environmental statutes, including the RCRA, CERCLA, the federal Oil Pollution Act and analogous state laws and regulations, impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed of or otherwise released. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances or other waste products into the environment.

There is an inherent risk that we may incur environmental costs and liabilities due to the nature of our business and the substances we handle. For example, an accidental release from one of our wells could subject us to substantial liabilities arising from environmental cleanup and restoration costs, claims made by neighboring landowners and other third parties for personal injury and property damage, and fines or penalties for related violations of environmental laws or regulations. Moreover, the possibility exists that stricter laws, regulations or enforcement policies may be enacted or adopted and could significantly increase our compliance costs and the cost of any remediation that may become necessary. We may not be able to recover remediation costs under our insurance policies.

Many of our leases are in areas that have been partially depleted or drained by offset wells.

Our key project areas are located in active drilling areas in the Appalachian Basin. As a result, many of our leases are in areas that have already been partially depleted or drained by earlier offset drilling. This may inhibit our ability to find economically recoverable quantities of natural gas in these areas.

Our identified drilling location inventories are susceptible to uncertainties that could materially alter the occurrence or timing of our drilling activities, which may result in lower cash from operations.

Our management has specifically identified and scheduled drilling locations as an estimation of our future multi-year drilling activities on our existing acreage. As of December 31, 2008, we had identified over 3,626 potential shallow drilling locations in Appalachia. These identified drilling locations represent a significant part of our growth strategy. Our ability to drill and develop these locations depends on a number of factors, including the availability of capital, seasonal conditions, regulatory approvals, natural gas prices, costs and drilling results. Of the 3,626 potential shallow drilling locations, our independent petroleum engineering consultants have assigned reserves to 358 proved undeveloped locations. Of the remaining drilling locations we have identified, there may exist greater uncertainty with respect to the success of drilling wells at these drilling locations. Our final determination on whether to drill any of these drilling locations will be dependent upon the factors described above as well as, to some degree, the results of our drilling activities with respect to our proved drilling locations. Because of these uncertainties, we do not know if the numerous drilling locations we have identified will be drilled within our expected timeframe or will ever be drilled or if we will be able to produce natural gas and oil from these or any other potential drilling locations. As such, our actual drilling activities may materially differ from our anticipated drilling activities.

Some of our undeveloped leasehold acreage is subject to leases that may expire in the near future.

Leases covering approximately 85,140 of our 422,900 shallow net acres, or 20%, are scheduled to expire on or before December 31, 2009. An additional 40% of our shallow net acres are scheduled to expire in the years 2010 and 2011. If we are unable to renew these leases or any leases scheduled for expiration beyond December 31, 2009, on favorable terms, we will lose the right to develop the acreage that is covered by an expired lease and our production would decline, which would reduce our cash flows from operations and could impair our ability to make future distribution payments on our debt. We do not expect that we will have significant difficulty in renewing or replacing these leases or similar leasehold acreage.

Drilling for and producing natural gas are high-risk activities with many uncertainties.

Our drilling activities are subject to many risks, including the risk that we will not discover commercially productive reservoirs. Drilling for natural gas can be uneconomic, not only from dry holes, but also from productive wells that do not produce sufficient revenues to be commercially viable. In addition, our drilling and producing operations may be curtailed, delayed or canceled as a result of other factors, including:

•	the high cost, shortages or delivery delays of equipment and services;

•	unexpected operational events and drilling conditions;

•	adverse weather conditions;

•	facility or equipment malfunctions;

•	title problems;

•	pipeline ruptures or spills;

•	compliance with environmental and other governmental requirements;

•	unusual or unexpected geological formations;

•	formations with abnormal pressures;

•	injury or loss of life;

•	environmental accidents such as gas leaks, ruptures or discharges of toxic gases, brine or well fluids into the environment or oil leaks, including groundwater contamination;

•	fires, blowouts, craterings and explosions; and

•	uncontrollable flows of natural gas or well fluids.

Any one or more of the factors discussed above could reduce or delay our receipt of drilling and production revenues, thereby reducing our earnings, and could reduce revenues in one or more of our investment partnerships, which may make it more difficult to finance our drilling operations through sponsorship of future partnerships. In addition, any of these events can cause substantial losses, including personal injury or loss of life, damage to or destruction of property, natural resources and equipment, pollution, environmental contamination, loss of wells and regulatory penalties.

Although we will maintain insurance against various losses and liabilities arising from our operations, insurance against all operational risks is not available to us. Additionally, we may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the perceived risks presented. Losses could, therefore, occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could reduce our results of operations.

Properties that we buy may not produce as projected and we may be unable to determine reserve potential, identify liabilities associated with the properties or obtain protection from sellers against such liabilities.

One of our growth strategies is to capitalize on opportunistic acquisitions of natural gas reserves. However, our reviews of acquired properties are inherently incomplete because it generally is not feasible to review in depth every individual property involved in each acquisition. Even a detailed review of records and properties may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and potential. Inspections may not always be performed on every well we acquire. Potential problems, such as deficiencies in the mechanical integrity of equipment or environmental conditions that may require significant remedial expenditures, are not necessarily observable even when we inspect a well. Any unidentified problems could result in material liabilities and costs that negatively affect our financial condition and results of operations.

Even if we are able to identify problems with an acquisition, the seller may be unwilling or unable to provide effective contractual protection or indemnity against all or part of these problems. Even if a seller agrees to provide indemnity, the indemnity may not be fully enforceable and may be limited by floors and caps on such indemnity.

Hedging transactions may limit our potential gains or cause us to lose money.

Pricing for natural gas and oil has been volatile and unpredictable for many years. To limit exposure to changing natural gas and oil prices, we use financial and physical hedges for our natural gas, and to a lesser extent, our oil production. Physical hedges are not deemed hedges for accounting purposes because they require firm delivery of natural gas and are considered normal sales of natural gas. We generally limit these arrangements to smaller quantities than those projected to be available at any delivery point. In addition, we may enter into financial hedges, which may include purchases of regulated NYMEX futures and options contracts and non-regulated over-the-counter futures contracts with qualified counterparties. The futures contracts are commitments to purchase or sell natural gas at future dates and generally cover one-month periods for up to six years in the future. By removing the price volatility from a significant portion of our natural gas production, and to a lesser extent, our oil production, we have reduced, but not eliminated, the potential effects of changing natural gas and oil prices on our cash flow from operations for those periods. Furthermore, while intended to help reduce the effects of volatile natural gas and oil prices, such transactions, depending on the hedging instrument used, may limit our potential gains if natural gas and oil prices were to rise substantially over the price established by the hedge. Under circumstances in which, among other things, production is substantially less than expected, the counterparties to our futures contracts fail to perform under the contracts or a sudden, unexpected event materially impacts natural gas or oil prices, we may be exposed to the risk of financial loss.

Due to the accounting treatment of our derivative contracts, increases in prices for natural gas and crude oil could result in non-cash balance sheet reductions.

With the objective of enhancing the predictability of future revenues, from time to time we enter into natural gas and crude oil derivative contracts. We elected to designate these derivative contracts as cash flow hedges under the provisions of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”. Due to the mark-to-market accounting treatment for these contracts, we could recognize incremental hedge liabilities between reporting periods resulting from increases in reference prices for natural gas and crude oil, which could result in our recognizing a non-cash loss in our accumulated other comprehensive income (loss) and a consequently non-cash decrease in our members’ equity between reporting periods. Any such decrease could be substantial.

We may be exposed to financial and other liabilities as the managing general partner in investment partnerships.

We serve as the managing general partner of 95 investment partnerships and will be the managing general partner of new investment partnerships that we sponsor. As a general partner, we are contingently liable for the obligations of these partnerships to the extent that partnership assets or insurance proceeds are insufficient. We have agreed to indemnify each investor partner in our investment partnerships from any liability that exceeds such partner’s share of the investment partnership’s assets.

We are subject to comprehensive federal, state, local and other laws and regulations that could increase the cost and alter the manner or feasibility of our doing business.

Our operations are regulated extensively at the federal, state and local levels. Environmental and other governmental laws and regulations have increased the costs to plan, design, drill, install, operate and abandon natural gas and oil wells. Under these laws and regulations, we could also be liable for personal injuries, property damage and other damages. Failure to comply with these laws and regulations may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, public interest in environmental protection has increased in recent years, and environmental organizations have opposed, with some success, certain drilling projects.

Part of the regulatory environment in which we operate includes, in some cases, legal requirements for obtaining environmental assessments, environmental impact studies and/or plans of development before commencing drilling and production activities. In addition, our activities are subject to the regulations regarding conservation practices and protection of correlative rights. These regulations affect our operations and limit the quantity of natural gas we may produce and sell. A major risk inherent in our drilling plans is the need to obtain drilling permits from state and local authorities. Delays in obtaining regulatory approvals or drilling permits, the failure to obtain a drilling permit for a well or the receipt of a permit with unreasonable conditions or costs could inhibit our ability to develop our properties. Additionally, the natural gas and oil regulatory environment could change in ways that might substantially increase the financial and managerial costs of compliance with these laws and regulations and, consequently, reduce our profitability. Furthermore, we may be put at a competitive disadvantage to larger companies in our industry who can spread these additional costs over a greater number of wells and larger operating staff.

Use of proceeds

We expect to receive net proceeds of approximately $190.9 million from this offering (excluding accrued interest), after the underwriters’ discounts and estimated offering expenses payable by us. We intend to use all of the net proceeds from this offering to repay a portion of the indebtedness and accrued interest outstanding under our revolving credit facility. We may reborrow under this credit facility subject to our borrowing base. As of March 31, 2009, our credit facility had outstanding borrowings of approximately $538.0 million at a weighted average interest rate of 2.5% and matures in June 2012.

Capitalization

The following table sets forth our consolidated capitalization as of March 31, 2009 on a historical basis and on an as adjusted basis to give effect to this notes offering and application of the net proceeds therefrom.

This table should be read in conjunction with “Use of proceeds” included elsewhere in this prospectus supplement, and “Management’s discussion and analysis of financial condition and results of operations” and our audited and consolidated financial statements and related notes included or incorporated by reference in this prospectus.

	As of March 31, 2009
(dollars in thousands)	Actual	As adjusted(1)

Cash and cash equivalents	$6,371	$6,371

Debt (including current maturities):
Credit facility(2)	$538,000	$347,118
10.75% Senior notes due 2018(3)	400,000	400,000
12.125% Senior notes due 2017 offered hereby(4)	—	200,000

Total debt	938,000	947,118
Members’ equity:
Members’ equity	1,104,452	1,104,452

Total capitalization	$2,042,452	$2,051,570

(1)	For purposes of the “As adjusted” column, the amount outstanding under our credit facility has been reduced by the net proceeds of $190.9 million from this offering.

(2)	The credit facility’s $650.0 million borrowing base will be reduced by 25% of the aggregate stated principal amount of the notes offered hereby, or $50.0 million, to $600.0 million as a result of this offering. Approximately $251.8 million is expected to be available for additional borrowing after application of the net proceeds of this offering and approximately $1.1 million of letters of credit outstanding. As of June 30, 2009, we had $456.0 million of indebtedness outstanding under our credit facility and approximately $1.1 million of letters of credit outstanding.

(3)	Included at face value.

(4)	The recorded amount of the notes offered hereby will be reduced by approximately $3.8 million to reflect the original issue discount.

Description of other indebtedness

Our revolving credit facility

We have a credit facility with a syndicate of banks with a borrowing base of $650.0 million that matures in June 2012 ($538.0 million outstanding at March 31, 2009). The borrowing base is redetermined semiannually on April 1 and October 1 subject to changes in our oil and gas reserves. Upon completion of this offering, after giving effect to the offering, the borrowing base will reduce by 25% of the aggregate stated amount of notes offered hereby to $600.0 million. At March 31, 2009, on an as adjusted basis after giving effect to this offering and the application of net proceeds from this offering, our remaining borrowing availability would have been approximately $251.8 million, subject to compliance with the financial covenants. The facility is secured by substantially all of our assets and is guaranteed by each of our subsidiaries and bears interest at either the base rate plus the applicable margin or at adjusted LIBOR plus the applicable margin, elected at our option. At March 31, 2009, the weighted average interest rate on outstanding borrowings was 2.5%. The credit facility requires us to maintain a ratio of current assets (as defined in the credit facility) to current liabilities (as defined in the credit facility) of not less than 1.0 to 1.0, and a ratio of total debt (as defined in the credit facility) to earnings before interest, taxes, depreciation, depletion and amortization of not more than 3.75 to 1.0, decreasing to 3.5 to 1.0 commencing January 1, 2010 and thereafter. According to the definitions contained in our credit facility, our ratio of current assets to current liabilities was 1.2 to 1.0 and our ratio of total debt to EBITDA was 3.2 to 1.0, at March 31, 2009.

Our credit facility will be amended effective upon the consummation of the merger. The material terms of the amendment are:

•	Our merger with Atlas America will be permitted.

•	The restrictions on our making payments with respect to our equity interests will be revised to permit us to make distributions to Atlas America in an amount equal to the income tax liability at the highest marginal rate attributable to our net income. In addition, we will be permitted to make distributions to Atlas America of up to $40.0 million per year and, to the extent that we distribute less than that amount in any year, may carry over up to $20.0 million for use in the next year.

If an event of default exists under the credit facility, the lenders will be able to accelerate the maturity of the credit facility and exercise other customary rights and remedies. Each of the following is an event of default:

•	failure to pay any principal when due or any interest, fees or other amounts in the credit facility;

•	a representation, warranty or certification made under the loan documents or in any certificate furnished thereunder is false or misleading as of the time made or furnished in any material respect;

•	failure to perform under any obligation set forth in the credit facility;

•	failure to pay any principal or interest on any of our other debt aggregating $25.0 million or more;

•	bankruptcy or insolvency events;

•	commencement of a proceeding or case in any court of competent jurisdiction, without application or consent, involving:

•	admission in writing the inability to, or being generally unable to, pay debts as they become due;

•	liquidation, reorganization, dissolution or winding-up; or

•	the appointment of a trustee, receiver, custodian, liquidator or the like;

•	the entry of, and failure to pay, one or more judgments in excess of $25.0 million;

•	the loan documents cease to be in full force and effect or cease to create a valid, binding and enforceable lien;

•	a change of control, generally defined as (a) a person or group acquiring more than 35% of the aggregate ordinary voting power of Atlas America; (b) Atlas America ceasing to own at least 65% of our outstanding voting units; (c) the failure of a majority of the seats (other than vacant seats) on the board of directors of Atlas America to be held by persons who were neither nominated nor appointed by the Atlas America board; (d) our failure to own 100% of Atlas Energy Operating Company; or (e) the failure of Atlas America to own at least 51% of the outstanding voting equity interests of Atlas Energy Management.

Our existing notes

In January 2008, we completed a private placement of $250.0 million of our 10.75% senior unsecured notes due 2018 to institutional buyers pursuant to rule 144A under the Securities Act of 1933. In May 2008, we issued an additional $150.0 million of 10.75% senior notes at a price of 104.75%. Both issues of senior unsecured notes were subsequently registered for resale on September 19, 2008. We received proceeds of approximately $398.0 million from these offerings, including a $7.1 million premium and net of $9.2 million in underwriting fees. In addition, we received approximately $4.7 million related to accrued interest. We used the net proceeds to reduce the balance outstanding on our revolving credit facility. Interest on the existing notes is payable semi-annually in arrears on February 1 and August 1 of each year. The existing notes are redeemable at any time at specified redemption prices, together with accrued and unpaid interest to the date of redemption. In addition, before February 1, 2011, we may redeem up to 35% of the aggregate principal amount of the existing notes with the proceeds of equity offerings at a stated redemption price. The existing notes are also subject to repurchase by us at a price equal to 101% of their principal amount, plus accrued and unpaid interest, upon a change of control or upon certain asset sales if we do not reinvest the net proceeds within 360 days. The existing notes are effectively subordinated to our secured debt, including our obligations under our credit facility to the extent of the assets secured thereby. The indenture governing the notes contains covenants, including limitations of our ability to: incur certain liens; engage in sale/leaseback transactions; incur additional indebtedness; declare or pay distributions if an event of default has occurred; redeem, repurchase or retire equity interests or subordinated indebtedness; make certain investments; or merge, consolidate or sell substantially all of our assets. We are in compliance with these covenants as of the date of this prospectus supplement.

Description of the notes

You will find the definitions of capitalized terms used in this description of notes under the heading “Certain definitions.” For purposes of this description, references to Holdings refers only to Atlas Energy Resources, LLC and not any of its subsidiaries, “the Company,” “we,” “our” and “us” refer only to Atlas Energy Operating Company, LLC and not to any of its subsidiaries and “the Issuers” refers to the Company and Atlas Energy Finance Corp. and not to any of their respective subsidiaries.

The Issuers will issue the Notes under an Indenture dated as of July 16, 2009 (as supplemented by the Supplemental Indenture thereto to be dated the Issue Date (as so supplemented the “Indenture”)) among the Issuers, the Guarantors and U.S. Bank, National Association, as trustee (the “Trustee”). The terms of the Notes include those expressly set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The Indenture is unlimited in aggregate principal amount, although the issuance of Notes in this offering will be limited to $200.0 million. We may issue an unlimited principal amount of additional notes having identical terms and conditions as the Notes (the “Additional Notes”). We will only be permitted to issue such Additional Notes in compliance with the covenant described under the subheading “—Certain covenants—Limitation on Indebtedness and Preferred Stock.” Any Additional Notes will be part of the same issue as the Notes that we are currently offering and will vote on all matters with the holders of the Notes. Unless the context otherwise requires, for all purposes of the Indenture and this description of notes, references to the Notes include any Additional Notes actually issued.

This description of notes is intended to be a useful overview of the material provisions of the Notes and the Indenture. Since this description of notes is only a summary, you should refer to the Indenture for a complete description of the obligations of the Issuers and your rights.

General

The Notes. The Notes:

•	are general unsecured, senior obligations of the Issuers;

•	mature on August 1, 2017;

•	will be issued in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000;

•	will be represented by one or more registered Notes in global form, but in certain circumstances may be represented by Notes in definitive form, see “Book-entry, delivery and form”;

•	rank senior in right of payment to all existing and future Subordinated Obligations of each of the Issuers;

•	rank equally in right of payment with all existing and future senior Indebtedness of each of the Issuers, including the Existing Notes, without giving effect to collateral arrangements;

•	will be initially unconditionally guaranteed on a senior basis by Holdings, AER Pipeline Construction Inc., AIC, LLC, Atlas America, LLC, Atlas Energy Indiana, LLC, Atlas Energy Michigan, LLC, Atlas Energy Ohio, LLC, Atlas Energy Tennessee, LLC, Atlas Gas & Oil Company, LLC, Atlas Noble, LLC, Atlas Resources, LLC, REI-NY, LLC, Resource Energy, LLC, Resource Well Services, LLC, Viking Resources, LLC and Westside Pipeline Company, LLC

representing each subsidiary of Holdings that currently is a guarantor of the Senior Secured Credit Agreement, see “Guarantees”; and

•	effectively rank junior to any existing or future secured Indebtedness of each of the Issuers, including amounts that may be borrowed under our Senior Secured Credit Agreement, to the extent of the value of the collateral securing such Indebtedness.

Interest. Interest on the Notes will compound semi-annually and will:

•	accrue at the rate of 12.125% per annum;

•	accrue from the Issue Date or, if interest has already been paid, from the most recent interest payment date;

•	be payable in cash semi-annually in arrears on February 1 and August 1, commencing on February 1, 2010;

•	be payable to the holders of record on the January 15 and July 15 immediately preceding the related interest payment dates; and

•	be computed on the basis of a 360-day year comprised of twelve 30-day months.

If an interest payment date falls on a day that is not a Business Day, the interest payment to be made on such interest payment date will be made on the next succeeding Business Day with the same force and effect as if made on such interest payment date, and no additional interest will accrue as a result of such delayed payment.

Payments on the notes; paying agent and registrar

We will pay principal of, premium, if any, and interest on the Notes at the office or agency designated by the Issuers in the City and State of New York, except that we may, at our option, pay interest on the Notes by check mailed to holders of the Notes at their registered addresses as they appear in the registrar’s books. We have initially designated the corporate trust office of the Trustee in New York, New York to act as our paying agent and registrar. We may, however, change the paying agent or registrar without prior notice to the holders of the Notes, and either of the Issuers or any of their respective Restricted Subsidiaries may act as paying agent or registrar.

We will pay principal of, premium, if any, and interest on, Notes in global form registered in the name of or held by The Depository Trust Company or its nominee in immediately available funds to The Depository Trust Company or its nominee, as the case may be, as the registered holder of such global Note.

Transfer and exchange

A holder may transfer or exchange Notes in accordance with the Indenture. The registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. No service charge will be imposed by the Issuers, the Trustee or the registrar for any registration of transfer or exchange of Notes, but the Issuers may require a holder to pay a sum sufficient to cover any transfer tax or other governmental taxes and fees required by law or permitted by the Indenture. The Issuers are not required to transfer or exchange any Note selected for redemption. Also, the Issuers are not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

The registered holder of a Note will be treated as the owner of it for all purposes.

Optional redemption

On and after August 1, 2013, we may redeem all or, from time to time, a part of the Notes upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed as a percentage of principal amount of the Notes) plus accrued and unpaid interest on the Notes, if any, to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on August 1 of the years indicated below:

Year	Percentage

2013	106.063%
2014	103.031%
2015 and thereafter	100.000%

Prior to August 1, 2012 we may, at our option, on any one or more occasions redeem up to 35% of the aggregate principal amount of the Notes (including Additional Notes) issued under the Indenture with the Net Cash Proceeds of one or more Equity Offerings at a redemption price of 112.125% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided that

(1) at least 65% of the original principal amount of the Notes issued on the Issue Date remains outstanding after each such redemption; and

(2) the redemption occurs within 90 days after the closing of the related Equity Offering.

In addition, the Notes may be redeemed, in whole or in part, at any time prior to August 1, 2013 at the option of the Issuers upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder of Notes at its registered address, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

“Applicable Premium” means, with respect to any Note on any applicable redemption date, the greater of:

(1) 1.0% of the principal amount of such Note; and

(2) the excess, if any, of:

(a) the present value at such redemption date of (i) the redemption price of such Note at August 1, 2013 (such redemption price being set forth in the table appearing above under the caption “Optional redemption”) plus (ii) all required interest payments (excluding accrued and unpaid interest to such redemption date) due on such Note through August 1, 2013, computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b) the principal amount of such Note.

“Treasury Rate” means, as of any redemption date, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to August 1, 2013; provided, however, that if the period from the redemption date to August 1, 2013 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to August 1, 2013 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

Selection and notice

If the Issuers are redeeming less than all of the outstanding Notes, the Trustee will select the Notes for redemption in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not listed, then on a pro rata basis, by lot or in accordance with the procedures of DTC, although no Note of $2,000 in original principal amount or less will be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note will state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the partially redeemed Note. On and after the redemption date, interest will cease to accrue on Notes or the portion of them called for redemption unless we default in the payment thereof.

Mandatory redemption; offers to purchase; open market purchases

We are not required to make mandatory redemption payments or sinking fund payments with respect to the Notes. However, under certain circumstances, we may be required to offer to purchase Notes as described under the captions “—Change of control” and “—Certain covenants—Limitation on sales of assets and Subsidiary stock.”

We may acquire Notes by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, in accordance with applicable securities laws, so long as such acquisition does not otherwise violate the terms of the Indenture. However, other existing or future agreements of Holdings or its Subsidiaries may limit the ability of Holdings, the Issuers or their respective Subsidiaries to purchase Notes prior to maturity.

Ranking

The Notes will be general unsecured obligations of the Issuers that rank senior in right of payment to all existing and future Indebtedness that is expressly subordinated in right of payment to the Notes. The Notes will rank equally in right of payment with all existing and future liabilities of each of the Issuers that are not so subordinated, including the Existing Notes, and will be effectively subordinated to all of our secured Indebtedness, including Indebtedness Incurred under the Senior Secured Credit Agreement (to the extent of the value of the collateral securing such Indebtedness) and liabilities of any of our Subsidiaries that do not guarantee the Notes. In the event of bankruptcy, liquidation, reorganization or other winding up of the Issuers or the Guarantors or upon a default in payment with respect to, or the acceleration of, any Indebtedness under the Senior Secured Credit Agreement or other secured Indebtedness, the assets of the Issuers and the Guarantors that secure secured Indebtedness will be available to pay obligations on the Notes and the Guarantees only after all Indebtedness under such Credit

Facility and other secured Indebtedness has been repaid in full from such assets. We advise you that there may not be sufficient assets remaining to pay amounts due on any or all the Notes and the Guarantees then outstanding.

As of March 31, 2009, on an as adjusted basis after giving effect to this offering and the application of net proceeds from this offering as more fully described in “Use of proceeds”:

•	we and the Guarantors would have had approximately $947.1 million of total Indebtedness; and

•	of the approximately $947.1 million of total Indebtedness, approximately $347.1 million would have constituted secured Indebtedness under our Senior Secured Credit Agreement and we would have additional availability of $251.8 million under our Senior Secured Credit Agreement as to which the Notes would have been effectively subordinated to the extent of the assets secured thereby.

Guarantees

The Guarantors, as primary obligors and not merely as sureties, will, jointly and severally, fully and unconditionally guarantee on a senior unsecured basis our obligations under the Notes and all obligations under the Indenture. The obligations of Guarantors under the Guarantees will rank equally in right of payment with other Indebtedness of such Guarantor, except to the extent such other Indebtedness is expressly subordinate to the obligations arising under the Guarantee.

As of March 31, 2009, on an as adjusted basis and after giving effect to this offering, the application of net proceeds from this offering and as more fully described under “Use of proceeds,” outstanding Indebtedness of the Guarantors would have been $947.1 million, of which $347.1 million would have been secured.

Although the Indenture will limit the amount of Indebtedness that Restricted Subsidiaries may Incur, such Indebtedness may be substantial and such limitation is subject to a number of significant qualifications. Moreover, the Indenture does not impose any limitation on the Incurrence by such Subsidiaries of liabilities that are not considered Indebtedness under the Indenture. See “—Certain covenants—Limitation on Indebtedness and Preferred Stock.”

The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law, although no assurance can be given that a court would give the holder the benefit of such provision. See “Risk factors—Risks relating to the notes —A subsidiary guarantee could be voided if it constitutes a fraudulent transfer under U.S. bankruptcy or similar state law, which would prevent the holders of the notes from relying on that subsidiary to satisfy claims.” If a Subsidiary Guarantee were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the applicable Subsidiary Guarantor, and, depending on the amount of such indebtedness, a Subsidiary Guarantor’s liability on its Subsidiary Guarantee could be reduced to zero. If the obligations of a Subsidiary Guarantor under its Subsidiary Guarantee were avoided, holders of Notes would have to look to the assets of any remaining Subsidiary Guarantors for payment. There can be no assurance in that event that such assets would suffice to pay the outstanding principal and interest on the Notes.

In the event a Subsidiary Guarantor is sold or disposed of (whether by merger, consolidation, the sale of its Capital Stock or the sale of all or substantially all of its assets (other than by lease)) and whether or not the Subsidiary Guarantor is the surviving corporation in such transaction to a Person which is not Holdings or a Restricted Subsidiary, such Subsidiary Guarantor will be released from its obligations under its Subsidiary Guarantee if the sale or other disposition does not violate the covenants described under “Certain covenants—Limitation on sales of assets and Subsidiary stock.”

In addition, a Subsidiary Guarantor will be released from its obligations under the Indenture, its Subsidiary Guarantee upon the release or discharge of the Guarantee that resulted in the creation of such Subsidiary Guarantee pursuant to the covenant described under “—Future subsidiary guarantors,” except a release or discharge by or as a result of payment under such Guarantee if the Issuers designate such Subsidiary as an Unrestricted Subsidiary and such designation complies with the other applicable provisions of the Indenture or in connection with any legal defeasance or satisfaction and discharge of the Notes as provided below under the captions “Defeasance” and “Satisfaction and discharge.”

Change of Control

If a Change of Control occurs, unless the Issuers have previously or concurrently exercised their right to redeem all of the Notes as described under “Optional redemption,” each holder will have the right to require the Issuers to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess of $2,000) of such holder’s Notes at a purchase price in cash equal to 101% of the principal amount of the Notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Within 30 days following any Change of Control, unless we have previously or concurrently exercised our right to redeem all of the Notes as described under “Optional redemption,” we will mail a notice (the “Change of Control Offer”) to each holder, with a copy to the Trustee, stating:

(1) that a Change of Control has occurred and that such holder has the right to require us to purchase such holder’s Notes at a purchase price in cash equal to 101% of the principal amount of such Notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date) (the “Change of Control Payment”);

(2) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the “Change of Control Payment Date”);

(3) that any Note not properly tendered will remain outstanding and continue to accrue interest;

(4) that unless we default in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

(5) that holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender such Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of such Notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

(6) that holders will be entitled to withdraw their tendered Notes and their election to require us to purchase such Notes; provided that the paying agent receives, not later than the close of business on the 30th day following the date of the Change of Control notice, a telegram, telex, facsimile transmission or letter setting forth the name of the holder of the Notes, the principal amount of Notes tendered for purchase, and a statement that such holder is withdrawing its tendered Notes and its election to have such Notes purchased;

(7) that if we are repurchasing less than all of the Notes, the holders of the remaining Notes will be issued new Notes and such new Notes will be equal in principal amount to the unpurchased portion of the Notes surrendered. The unpurchased portion of the Notes must be equal to a minimum principal amount of $2,000 and an integral multiple of $1,000 in excess of $2,000; and

(8) the procedures determined by us, consistent with the Indenture, that a holder must follow in order to have its Notes repurchased.

On the Change of Control Payment Date, the Issuers will, to the extent lawful:

(1) accept for payment all Notes or portions of Notes (in a minimum principal amount of $2,000 and integral multiples of $1,000 in excess of $2,000) properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered and not properly withdrawn; and

(3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Issuers.

The paying agent will promptly mail to each holder of Notes properly tendered and not properly withdrawn the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a minimum principal amount of $2,000 or an integral multiple of $1,000 in excess of $2,000.

If the Change of Control Payment Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no further interest will be payable to holders who tender pursuant to the Change of Control Offer.

The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders to require that the Issuers repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

We will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon the occurrence of a Change of Control, if a definitive agreement is in place for the Change of Control at the time of making the Change of Control Offer.

We will comply, to the extent applicable, with the requirements of Rule 14e-1 of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture, or compliance with the Change of Control provisions of the Indenture would constitute a violation of any such laws or regulations, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations described in the Indenture by virtue of our compliance with such securities laws or regulations.

Our ability to repurchase Notes pursuant to a Change of Control Offer may be limited by a number of factors. The occurrence of certain of the events that constitute a Change of Control would constitute a default under the Senior Secured Credit Agreement. In addition, certain events that may constitute a change of control under the Senior Secured Credit Agreement and cause a default under that agreement will not constitute a Change of Control under the Indenture. Future Indebtedness of Holdings and its Subsidiaries may also contain prohibitions of certain events that would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Issuers to repurchase the Notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Issuers. Finally, the Issuers’ ability to pay cash to the holders upon a repurchase may be limited by the Issuers’ then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

Even if sufficient funds were otherwise available, the terms of the Senior Secured Credit Agreement will, and other and/or future Indebtedness may, prohibit the Issuers’ prepayment or repurchase of Notes before their scheduled maturity. Consequently, if the Issuers are not able to prepay the Indebtedness under the Senior Secured Credit Agreement and any such other Indebtedness containing similar restrictions or obtain requisite consents, the Issuers will be unable to fulfill their repurchase obligations if holders of Notes exercise their repurchase rights following a Change of Control, resulting in a default under the Indenture. A default under the Indenture may result in a cross-default under the Senior Secured Credit Agreement.

The Change of Control provisions described above may deter certain mergers, tender offers and other takeover attempts involving Holdings. The Change of Control purchase feature is a result of negotiations between the initial purchasers and us. As of the Issue Date, we have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenants described under “Certain covenants—Limitation on Indebtedness and Preferred Stock” and “Certain covenants—Limitation on Liens.” Such restrictions in the Indenture can be waived only with the consent of the holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford holders of the Notes protection in the event of a highly leveraged transaction.

The definition of “Change of Control” includes a disposition of all or substantially all of the property and assets of Holdings and the Restricted Subsidiaries taken as a whole to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the property or assets of a Person. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of Notes may require the Issuers to make an offer to repurchase the Notes as described above. In a recent decision, the Chancery Court of Delaware raised the possibility that a change of control as a result of a failure to have “continuing directors” compromising a majority of the Board of Directors may be unenforceable on public policy grounds.

The provisions under the Indenture relative to our obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified or terminated with the written consent of the holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for the Notes) prior to the occurrence of such Change of Control.

Certain covenants

Limitation on Indebtedness and Preferred Stock

Holdings will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) and Holdings will not permit any of the Restricted Subsidiaries to issue Preferred Stock; provided, however, that Holdings may Incur Indebtedness and the Company and any of the Subsidiary Guarantors may Incur Indebtedness and issue Preferred Stock if on the date thereof:

(1) the Consolidated Coverage Ratio for Holdings and the Restricted Subsidiaries is at least 2.25 to 1.00, determined on a pro forma basis (including a pro forma application of proceeds); and

(2) no Default will have occurred or be continuing or would occur as a consequence of Incurring the Indebtedness or transactions relating to such Incurrence.

The first paragraph of this covenant will not prohibit the Incurrence of the following Indebtedness or issuance of the following Preferred Stock, as the case may be:

(1) Indebtedness of the Company Incurred pursuant to one or more Credit Facilities in an aggregate amount not to exceed the greater of (a) $735.0 million less the aggregate amount of all permanent principal repayments since the Original Issue Date under a Credit Facility that are made under clause 3(a) of the first paragraph of the covenant described under “Certain covenants—Limitation on sales of assets and Subsidiary stock,” or (b) 40.0% of Adjusted Consolidated Net Tangible Assets determined as of the date of the Incurrence of such Indebtedness after giving effect to the application of the proceeds therefrom, in each case outstanding at any one time;

(2) Guarantees by the Company or Guarantors of Indebtedness of the Company or a Guarantor, as the case may be, Incurred in accordance with the provisions of the Indenture; provided that in the event such Indebtedness that is being Guaranteed is a Subordinated Obligation or a Guarantor Subordinated Obligation, then the related Guarantee shall be subordinated in right of payment to the Notes or the Guarantee to at least the same extent as the Indebtedness being Guaranteed, as the case may be;

(3) Indebtedness of Holdings owing to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owing to and held by Holdings or any Restricted Subsidiary; provided, however, that (i) any subsequent issuance or transfer of Capital Stock or any other event which results in any such Indebtedness being held by a Person other than Holdings or a Restricted Subsidiary and (ii) any sale or other transfer of any such Indebtedness to a Person other than Holdings or a Restricted Subsidiary shall be deemed, in each case, to constitute an Incurrence of such Indebtedness by Holdings or such Restricted Subsidiary, as the case may be;

(4) Indebtedness represented by (a) the Notes issued on the Issue Date, (b) any Indebtedness (other than the Indebtedness described in clauses (1) and, (2)) outstanding on the Original Issue Date, including the Existing Notes issued on the Original Issue Date, and any Indebtedness incurred prior to the Issue Date under the provision of the Existing Notes Indenture similar to that in the first paragraph of this covenant and (c) any Refinancing Indebtedness Incurred in respect of any Indebtedness described in this clause (4) or clause (5) or Incurred pursuant to the first paragraph of this covenant;

(5) Indebtedness of a Person that becomes a Restricted Subsidiary or is acquired by Holdings or a Restricted Subsidiary or merged into Holdings or a Restricted Subsidiary in accordance with the Indenture and outstanding on the date on which such Person became a Restricted Subsidiary or was acquired by or was merged into Holdings or such Restricted Subsidiary (other than Indebtedness Incurred (a) to provide all or any portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or was otherwise acquired by or was merged into Holdings or a Restricted Subsidiary or (b) otherwise in connection with, or in contemplation of, such acquisition); provided, however, that at the time such Person becomes a Restricted Subsidiary or is acquired by or was merged into Holdings or a Restricted Subsidiary, Holdings would have been able to Incur $1.00 of additional Indebtedness pursuant to the first paragraph of this covenant after giving effect to the Incurrence of such Indebtedness pursuant to this clause (5);

(6) the Incurrence by Holdings or any Restricted Subsidiary of Indebtedness represented by Capitalized Lease Obligations, mortgage financings or purchase money obligations, in each case Incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvements or carrying costs of property used in the business of Holdings or such Restricted Subsidiary, and Refinancing Indebtedness Incurred to Refinance any Indebtedness Incurred pursuant to this clause (6) in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (6) and then outstanding, will not exceed $40.0 million at any time outstanding;

(7) the Incurrence by Holdings, the Company or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, payment obligations in connection with health or other types of social security benefits, unemployment or other insurance or self-insurance obligations, reclamation, statutory obligations, bankers’ acceptances and bid, performance, surety and appeal bonds or other similar obligations incurred in the ordinary course of business, including guarantees and obligations respecting standby letters of credit supporting such obligations, to the extent not drawn (in each case other than an obligation for money borrowed);

(8) Capital Stock (other than Disqualified Stock) of Holdings, the Company or any of the Subsidiary Guarantors;

(9) Indebtedness owed to Parent not to exceed $50.0 million in the aggregate, provided that all such Indebtedness shall be unsecured and subordinated to the Notes; and

(10) in addition to the items referred to in clauses (1) through (9) above, Indebtedness of Holdings, the Company and its Subsidiary Guarantors in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (10) and then outstanding, will not exceed the greater of (a) $50.0 million and (b) 4.0% of Adjusted Consolidated Net Tangible Assets determined as of the date of such incurrence, at any time outstanding.

For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with, this covenant:

(1) in the event an item of that Indebtedness meets the criteria of more than one of the types of Indebtedness described in the first and second paragraphs of this covenant, the Issuers, in their sole discretion, will classify such item of Indebtedness on the date of Incurrence and, subject to clause (2) below may later reclassify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses;

(2) all Indebtedness outstanding on the date of the Indenture under the Senior Secured Credit Agreement shall be deemed Incurred on the Original Issue Date under clause (1) of the second paragraph of this covenant;

(3) Guarantees of, or obligations in respect of letters of credit supporting, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included;

(4) if obligations in respect of letters of credit are Incurred pursuant to a Credit Facility and are being treated as Incurred pursuant to clause (1) of the second paragraph above and the letters of credit relate to other Indebtedness, then such other Indebtedness shall not be included;

(5) the principal amount of any Disqualified Stock of Holdings or a Restricted Subsidiary, or Preferred Stock of a Restricted Subsidiary that is not an Issuer or a Subsidiary Guarantor, will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof;

(6) Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness; and

(7) the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with GAAP.

Accrual of interest, accrual of dividends, the amortization of debt discount or the accretion of accreted value, the payment of interest in the form of additional Indebtedness, the payment of dividends in the form of additional shares of Preferred Stock or Disqualified Stock and unrealized losses or charges in respect of Hedging Obligations (including those resulting from the application of SFAS 133) will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value thereof in the case of any Indebtedness issued with original issue discount and (ii) the principal amount or liquidation preference thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, any Indebtedness of such Subsidiary shall be deemed to be Incurred by a Restricted Subsidiary as of such date (and, if such Indebtedness is not permitted to be Incurred as of such date under this “Limitation on Indebtedness and Preferred Stock” covenant, the Issuers shall be in Default of this covenant).

For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Issuers may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

The Indenture will not treat (1) unsecured Indebtedness as subordinated or junior to secured Indebtedness merely because it is unsecured or (2) senior Indebtedness as subordinated or junior to any other senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Limitation on Restricted Payments

Holdings will not, and will not permit any of the Restricted Subsidiaries, directly or indirectly, to:

(1) declare or pay any dividend or make any payment or distribution on or in respect of Holdings’ Capital Stock (including any payment or distribution in connection with any merger or consolidation involving Holdings or any of the Restricted Subsidiaries) except:

(a) dividends or distributions by Holdings payable solely in Capital Stock of Holdings (other than Disqualified Stock) or in options, warrants or other rights to purchase such Capital Stock of Holdings; and

(b) dividends or distributions payable to Holdings or a Restricted Subsidiary and if such Restricted Subsidiary is not a Wholly-Owned Subsidiary, to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation) so long as Holdings or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution;

(2) purchase, redeem, defease, retire or otherwise acquire for value any Capital Stock of Holdings or any direct or indirect parent of Holdings held by Persons other than Holdings or a Restricted Subsidiary (other than in exchange for Capital Stock of Holdings (other than Disqualified Stock);

(3) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any

Subordinated Obligations or Guarantor Subordinated Obligations (other than (x) Indebtedness permitted under clause (3) of the second paragraph of the covenant “—Limitation on indebtedness and Preferred Stock” or (y) the purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations or Guarantor Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase, redemption, defeasance or other acquisition or retirement); or

(4) make any Restricted Investment in any Person;

(any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Restricted Investment referred to in clauses (1) through (4) shall be referred to herein as a “Restricted Payment”). Notwithstanding the foregoing, Holdings or a Restricted Subsidiary may make a Restricted Payment:

(I) after the Merger Date if at the time of such Restricted Payment:

(a) no Default shall have occurred and be continuing (or would result therefrom);

(b) Holdings is able to Incur an additional $1.00 of Indebtedness pursuant to the covenant described under the first paragraph under “—Limitation on Indebtedness and Preferred Stock” after giving effect, on a pro forma basis, to such Restricted Payment; and

(c) the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made subsequent to the Merger Date would not exceed the sum of:

(i) 50% of Consolidated Net Income for the period (treated as one accounting period) from the first day of the fiscal quarter beginning after the Merger Date to the last day of the fiscal quarter ending immediately prior to the date of such Restricted Payment for which internal financial statements are in existence (or, in case such Consolidated Net Income is a deficit, minus 100% of such deficit);

(ii) 100% of the aggregate Net Cash Proceeds, and the fair market value (as determined by Holdings’ Board of Directors in good faith) of property or securities other than cash (including Capital Stock of Persons engaged primarily in the Energy Business or assets used in the Energy Business), in each case received by Holdings from the issue or sale of its Capital Stock (other than Disqualified Stock) or other capital contributions subsequent to the Merger Date (other than Net Cash Proceeds received from an issuance or sale of such Capital Stock to (X) management, employees, directors or any direct or indirect parent of Holdings, to the extent such Net Cash Proceeds have been used to make a Restricted Payment pursuant to clause (5)(a) of the next succeeding paragraph, (y) a Subsidiary of Holdings or (z) an employee stock ownership plan, option plan or similar trust (to the extent such sale to an employee stock ownership plan, option plan or similar trust is financed by loans from or Guaranteed by Holdings or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination));

(iii) the amount by which Indebtedness of Holdings or its Restricted Subsidiaries is reduced on Holdings’ balance sheet upon the conversion or exchange (other than by a Wholly-Owned Subsidiary of Holdings) subsequent to the Merger Date of any Indebtedness of Holdings or the Restricted Subsidiaries convertible or exchangeable for Capital Stock (other than Disqualified Stock) of Holdings (less the amount of any cash, or the fair market value of any other property (other than such Capital Stock), distributed by Holdings upon such conversion or exchange), together with the net proceeds, if any, received by Holdings or any of the Restricted Subsidiaries upon such conversion or exchange; and

(iv) the amount equal to the aggregate net reduction in Restricted Investments made by Holdings or any of its Restricted Subsidiaries after the Merger Date in any Person resulting from:

(A) repurchases, repayments or redemptions of such Restricted Investments by such Person, proceeds realized upon the sale of such Restricted Investment (other than to a Subsidiary of Holdings), repayments of loans or advances or other transfers of assets (including by way of dividend or distribution) by such Person to Holdings or any Restricted Subsidiary;

(B) the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of “Investment”) not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by Holdings or any Restricted Subsidiary in such Unrestricted Subsidiary after the Merger Date, which amount in each case under this clause (iv) was included in the calculation of the amount of Restricted Payments; provided, however, that no amount will be included under this clause (iv) to the extent it is already included in Consolidated Net Income; and

(C) the sale (other than to Holdings or a Restricted Subsidiary) of the Capital Stock of an Unrestricted Subsidiary or a distribution from an Unrestricted Subsidiary or a dividend from an Unrestricted Subsidiary.

(II) on or before the Merger Date if at the time of such Restricted Payment:

(a) no Default shall have occurred and be continuing (or would result therefrom); and either

(b) (1) if the Consolidated Coverage Ratio for Holdings and the Restricted Subsidiaries on the last day of the immediately preceding fiscal quarter is at least 2.25 to 1.0, the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made during the fiscal quarter in which such Restricted Payment is made does not exceed the result of:

(i) Available Cash; plus

(ii) without duplication of amounts included in Available Cash, 100% of the aggregate Net Cash Proceeds, and the fair market value (as determined by Holdings’ Board of Directors in good faith) of property or securities other than cash (including Capital Stock of Persons engaged primarily in the Energy Business or assets used in the Energy Business), in each case received by Holdings from the substantially concurrent issue or sale of its Capital Stock (other than Disqualified Stock) or other substantially concurrent capital contributions subsequent to the Issue Date (other than Net Cash Proceeds received from an issuance or sale of such Capital Stock to (x) management, employees, directors or any direct or indirect parent of Holdings, to the extent such Net Cash Proceeds have been used to make a Restricted Payment pursuant to clause (5)(a) of the next succeeding paragraph, (y) a Subsidiary of Holdings or (z) an employee stock ownership plan, option plan or similar trust (to the extent such sale to an employee stock ownership plan, option plan or similar trust is financed by loans from or Guaranteed by Holdings or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination)); plus

(iii) the amount by which Indebtedness of Holdings or the Restricted Subsidiaries is reduced on Holdings’ balance sheet upon the conversion or exchange (other than by a Wholly-Owned Subsidiary of Holdings) subsequent to the Original Issue Date of any Indebtedness of Holdings or the Restricted Subsidiaries convertible or exchangeable for Capital Stock (other than Disqualified Stock) of Holdings (less the amount of any cash, or the fair market value of any other property (other than such Capital Stock), distributed by Holdings upon such conversion or exchange), together with the net proceeds, if any, received by Holdings or any of the Restricted Subsidiaries upon such conversion or exchange; plus

(iv) without duplication of amounts included in Available Cash, the amount equal to the aggregate net reduction in Restricted Investments made by Holdings or any of the Restricted Subsidiaries in any Person subsequent to the Original Issue Date resulting from:

(A) repurchases, repayments or redemptions of such Restricted Investments by such Person, proceeds realized upon the sale of such Restricted Investment (other than to a Subsidiary of Holdings), repayments of loans or advances or other transfers of assets (including by way of dividend or distribution) by such Person to Holdings or any Restricted Subsidiary;

(B) the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of “Investment”) not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by Holdings or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount in each case under this clause (iv) was included in the calculation of the amount of Restricted Payments; and

(C) the sale (other than to Holdings or a Restricted Subsidiary) of the Capital Stock of an Unrestricted Subsidiary or a distribution from an Unrestricted Subsidiary or a dividend from an Unrestricted Subsidiary (items (ii), (iii) and (iv) being referred to as “Incremental Funds” and for purposes of clause (2)(ii) below, items (ii) and (iv) above being referred to as “Special Incremental Funds”); minus

(v) the aggregate amount of Incremental Funds previously expended pursuant to this clause (b)(1) or clause (b)(2) below; or

(2) if the Consolidated Coverage Ratio for Holdings and the Restricted Subsidiaries as of the last day of the immediately preceding fiscal quarter is less than 2.25 to 1.0, the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made during the fiscal quarter in which such Restricted Payment and other Restricted Payments is made does not exceed:

(i) $120.0 million less the aggregate amount of Restricted Payments made since the Original Issue Date pursuant to this clause (b)(2); plus

(ii) the aggregate amount of Special Incremental Funds not previously expended pursuant to clause (b)(1) above or this clause (b)(2).

Holdings paid a distribution of $39.5 million in respect of the period ending December 31, 2008 pursuant to the preceding clause (II)(b)(1). Under the terms of our Operating Agreement, Available Cash not applied to pay a distribution after any fiscal quarter is reset to $0. We did not pay a distribution in respect of Available Cash as of March 31, 2009 and are restricted by the terms of the Merger Agreement from paying a distribution at any time prior to the Merger Date.

The provisions of the preceding paragraph will not prohibit:

(1) any Restricted Payment made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of Holdings (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by Holdings or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination) or a substantially concurrent cash capital contribution received by Holdings from its members; provided, however, that (a) such Restricted Payment will be excluded from subsequent calculations of the amount of Restricted Payments and (b) the Net Cash Proceeds from such sale of Capital Stock or capital contribution will be excluded from Available Cash and clauses (I) (c) (ii) and (II) (b) (1) (ii), as the case maybe, of the preceding paragraph and the definition of Incremental Funds;

(2) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of the Company or Guarantor Subordinated Obligations of any Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Subordinated Obligations of the Company or any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Guarantor Subordinated Obligations made by exchange for or out of the proceeds of the substantially concurrent sale of Guarantor Subordinated Obligations that, in each case, is permitted to be Incurred pursuant to the covenant described under “—Limitation on Indebtedness and Preferred Stock”; provided, however, that such purchase, repurchase, redemption, defeasance, acquisition or retirement will be excluded from subsequent calculations of the amount of Restricted Payments;

(3) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Disqualified Stock of Holdings or a Restricted Subsidiary made by exchange for or out of the proceeds of the substantially concurrent sale of Disqualified Stock of Holdings or such Restricted Subsidiary, as the case may be, that, in each case, is permitted to be Incurred pursuant to the covenant described under “—Limitation on Indebtedness and Preferred Stock”; provided further, however, that such purchase, repurchase, redemption, defeasance, acquisition or retirement will be excluded from subsequent calculations of the amount of Restricted Payments;

(4) dividends paid or distributions made within 60 days after the date of declaration if at such date of declaration such dividend or distribution would have complied with this covenant; provided, however, that such dividends and distributions will be included (without duplication) in subsequent calculations of the amount of Restricted Payments (to the extent the declaration thereof has not been previously included); and provided however that for purposes of clarification, this clause (4) shall not include cash payments in lieu of the issuance of fractional shares included in clause (9) below;

(5) (a) so long as no Default has occurred and is continuing, the purchase of Capital Stock, or options, warrants, equity appreciation rights or other rights to purchase or acquire Capital Stock of Parent, Holdings or any Restricted Subsidiary held by any existing or former employees, management or directors of Parent, Holdings or any Subsidiary of Holdings or their assigns, estates or heirs, in each case in connection with the repurchase provisions under employee stock option or stock purchase agreements or other agreements to compensate management, employees or directors; provided that such redemptions or repurchases since the Original Issue Date pursuant to this subclause (a) or, prior to the Issue Date, such similar provision of the Existing Notes Indenture during any calendar year will not exceed $3.0 million in the aggregate (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the immediately following proviso) of $4.0 million in any calendar year); provided, further, that such amount in any calendar year may be increased by an amount not to exceed (A) the cash proceeds received by Holdings from the sale of Capital Stock of Holdings to members of management or directors of Holdings and the Restricted Subsidiaries that occurs after the Original Issue Date (to the extent the cash proceeds from the sale of such Capital Stock have not otherwise been applied to the payment of Restricted Payments by virtue of the clause (b) of the preceding paragraph or such similar provision of the Existing Notes Indenture), plus (B) the cash proceeds of key man life insurance policies received by Holdings and the Restricted Subsidiaries after the Original Issue Date (to the extent the cash proceeds of key man life insurance policies have not otherwise been applied to the payment of Restricted Payments by virtue of the clause (b) of the preceding paragraph or, with respect to Restricted Payments prior to the Issue Date, such similar provision of the Existing Notes Indenture), less (C) the amount of any Restricted Payments made pursuant to clauses (A) and (B) of this clause (5)(a) since the Original Issue Date; provided further, however, that the amount of any such repurchase or redemption under this subclause (a) will be excluded in subsequent calculations of the amount of Restricted Payments and the proceeds received from any such sale will be excluded from clauses (I) (c) and (II) (b) of the preceding paragraph (including the definition of Incremental Funds); and

(b) the cancellation of loans or advances to employees or directors of Holdings or any Subsidiary of Holdings the proceeds of which are used to purchase Capital Stock of Holdings, in an aggregate amount not in excess of $2.0 million at any one time outstanding; provided, however, that Holdings and its Subsidiaries will comply in all material respects with all applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith in connection with such loans or advances; provided, further, that the amount of such cancelled loans and advances will be included in subsequent calculations of the amount of Restricted Payments;

(6) repurchases, redemptions or other acquisitions or retirements for value of Capital Stock deemed to occur upon the exercise of stock options, warrants, rights to acquire Capital Stock or other convertible securities if such Capital Stock represents a portion of the exercise or exchange price thereof, and any repurchases, redemptions or other acquisitions or retirements for value of Capital Stock made in lieu of withholding taxes in connection with any exercise or exchange of warrants, options or rights to acquire Capital Stock; provided, however, that such repurchases will be excluded from subsequent calculations of the amount of Restricted Payments;

(7) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Obligation (i) at a purchase price not greater than 101% of the principal amount of such Subordinated Obligation in the event of a Change of Control in accordance with provisions similar to the covenant described under “Change of control” or (ii) at a purchase price not greater than 100% of the principal amount thereof in accordance with provisions similar to the covenant described under “—Limitation on sales of assets and Subsidiary stock”; provided that, prior to or simultaneously with such purchase, repurchase, redemption, defeasance or other acquisition or retirement, the Issuers have made the Change of Control Offer or Asset Disposition Offer, as applicable, as provided in such covenant with respect to the Notes and have completed the repurchase or redemption of all Notes validly tendered for payment in connection with such Change of Control Offer or Asset Disposition Offer; provided, however, that such repurchases will be included in subsequent calculations of the amount of Restricted Payments;

(8) payments or distributions to dissenting stockholders of acquired businesses pursuant to applicable law or in connection with the settlement or other satisfaction of legal claims made pursuant to or in connection with a consolidation, merger or transfer of assets otherwise permitted under the Indenture; provided, however, that any payment pursuant to this clause (8) shall be excluded from the calculation of the amount of Restricted Payments;

(9) cash payments in lieu of the issuance of fractional shares; provided, however, that any payment pursuant to this clause (9) shall be excluded from the calculation of the amount of Restricted Payments; and

(10) Permitted Payments; and

(11) So long as no Default has occurred and is continuing and solely after the Merger Date, other Restricted Payments made pursuant to this clause (11) in an aggregate amount not to exceed the greater of (x) $30.0 million and (y) 2.0% of Adjusted Consolidated Net Tangible Assets; provided that any payment pursuant to this clause (11) shall be excluded from the calculation of the amount of Restricted Payments.

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of such Restricted Payment of the asset(s) or securities proposed to be paid, transferred or issued by Holdings or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The fair market value of any cash Restricted Payment shall be its face amount. The fair market value of any non-cash Restricted Payment that is less than $20.0 million shall be determined conclusively by an Officer of the Company and the fair market value of any noncash Restricted Payment that is more than $20.0 million shall be determined conclusively by the Board of Directors of the Company acting in good faith whose resolution with respect thereto shall be delivered to the Trustee. Not later than the date of making any Restricted Payment, the Issuers shall deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant described under “Restricted Payments” were computed, together with a copy of any fairness opinion or appraisal required by the Indenture.

As of the Issue Date, all of Holdings’ Subsidiaries other than Anthem Securities, Inc. will be Restricted Subsidiaries. We will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the last sentence of the definition of “Unrestricted Subsidiary.” For purpose of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by Holdings and the Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investment.” Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time, whether pursuant to the first paragraph of this covenant or pursuant to the definition of “Permitted Investments,” and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

Limitation on Liens

Holdings will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien (the “Initial Lien”) other than Permitted Liens upon any of its property or assets (including Capital Stock of Restricted Subsidiaries), including any income or profits therefrom, whether owned on the date of the Indenture or acquired after that date, which Lien is securing any Indebtedness, unless contemporaneously with the Incurrence of such Liens effective provision is made to secure the Indebtedness due under the Notes or, in respect of Liens on Holdings’ or any Restricted Subsidiary’s property or assets, any Guarantee of Holdings or such Restricted Subsidiary, as the case may be, equally and ratably with (or senior in priority to in the case of Liens with respect to Subordinated Obligations or Guarantor Subordinated Obligations, as the case may be) the Indebtedness secured by such Lien for so long as such Indebtedness is so secured.

Any Lien created for the benefit of the holders of the Notes pursuant to the preceding paragraph shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien.

Limitation on restrictions on distributions from Restricted Subsidiaries

Holdings will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligations owed to Holdings or any Restricted Subsidiary (it being understood that the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on Common Stock shall not be deemed a restriction on the ability to make distributions on Capital Stock);

(2) make any loans or advances to Holdings or any Restricted Subsidiary (it being understood that the subordination of loans or advances made to Holdings or any Restricted Subsidiary to other Indebtedness Incurred by Holdings or any Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances); or

(3) sell, lease or transfer any of its property or assets to Holdings or any Restricted Subsidiary.

The preceding provisions will not prohibit:

(i) any encumbrance or restriction pursuant to or by reason of (a) an agreement in effect at or entered into on the Original Issue Date, including, without limitation, the Existing Notes Indenture in effect on such date and (b) the Indenture;

(ii) any encumbrance or restriction with respect to a Person pursuant to or by reason of an agreement relating to any Capital Stock or Indebtedness Incurred by a Person on or before the date on which such Person was acquired by Holdings or another Restricted Subsidiary (other than Capital Stock or Indebtedness Incurred as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which such Person was acquired by Holdings or a Restricted Subsidiary or in contemplation of the transaction) and outstanding on such date; provided, that any such encumbrance or restriction shall not extend to any assets or property of Holdings or any other Restricted Subsidiary other than the assets and property so acquired;

(iii) encumbrances and restrictions contained in contracts entered into in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of, or from the ability of Holdings and the Restricted Subsidiaries to realize the value of, property or assets of Holdings or any Restricted Subsidiary in any manner material to Holdings or any Restricted Subsidiary;

(iv) any encumbrance or restriction with respect to an Unrestricted Subsidiary pursuant to or by reason of an agreement that the Unrestricted Subsidiary is a party to entered into before the date on which such Unrestricted Subsidiary became a Restricted Subsidiary; provided, that such agreement was not entered into in anticipation of the Unrestricted Subsidiary becoming a Restricted Subsidiary and any such encumbrance or restriction shall not extend to any assets or property of Holdings or any other Restricted Subsidiary other than the assets and property so acquired;

(v) with respect to any Foreign Subsidiary, any encumbrance or restriction contained in the terms of any Indebtedness or any agreement pursuant to which such Indebtedness was Incurred if:

(a) either (1) the encumbrance or restriction applies only in the event of a payment default or a default with respect to a financial covenant in such Indebtedness or agreement or (2) the Issuers determine that any such encumbrance or restriction will not materially affect the Issuers’ ability to make principal or interest payments on the Notes, as determined in good faith by the Board of Directors of the Company, whose determination shall be conclusive; and

(b) the encumbrance or restriction is not materially more disadvantageous to the holders of the Notes than is customary in comparable financing (as determined by the Company);

(vi) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement effecting a refunding, replacement or refinancing of Indebtedness Incurred pursuant to an agreement referred to in clauses (i) through (v) or clause (xii) of this paragraph or this clause (vi) or contained in any amendment, restatement, modification, renewal, supplemental, refunding, replacement or refinancing of an agreement referred to in clauses (i) through (v) or clause (xii) of this paragraph or this clause (vi); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such agreement taken as a whole are no less favorable in any material respect to the holders of the Notes than the encumbrances and restrictions contained in such agreements referred to in clauses (i) through (v) or clause (xii) of this paragraph on the Original Issue Date or the date such Restricted Subsidiary became a Restricted Subsidiary or was merged into a Restricted Subsidiary, whichever is applicable;

(vii) in the case of clause (3) of the first paragraph of this covenant, any encumbrance or restriction:

(a) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease (including leases governing leasehold interests or farm-in agreements or farm-out agreements relating to leasehold interests in oil and gas properties), license or similar contract, or the assignment or transfer of any such lease (including leases governing leasehold interests or farm-in agreements or farm-out agreements relating to leasehold interests in oil and gas properties), license or other contract;

(b) arising from Permitted Liens securing Indebtedness of Holdings or a Restricted Subsidiary to the extent such encumbrances or restrictions restrict the transfer of the property subject to such mortgages, pledges or other security agreements;

(c) pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of Holdings or any Restricted Subsidiary;

(d) restrictions on cash or other deposits imposed by customers or lessors under contracts or leases entered into in the ordinary course of business;

(e) provisions with respect to the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business that solely affect the assets or property that is the subject of such agreements and provided that in the case of joint venture agreements such provisions solely affect assets or property of the joint venture; or

(f) any agreement or instrument relating to any property or assets acquired after the Original Issue Date, so long as such encumbrance or restriction relates only to the property or assets so acquired and is not and was not created in anticipation of such acquisitions.

(viii) (a) purchase money obligations for property acquired in the ordinary course of business and (b) Capitalized Lease Obligations permitted under the Indenture, in each case, that impose encumbrances or restrictions of the nature described in clause (3) of the first paragraph of this covenant on the property so acquired;

(ix) any encumbrance or restriction with respect to a Restricted Subsidiary (or any of its property or assets) imposed pursuant to an agreement entered into for the direct or indirect sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition;

(x) any customary encumbrances or restrictions imposed pursuant to any agreement of the type described in the definition of “Permitted Business Investment”;

(xi) encumbrances or restrictions arising or existing by reason of applicable law or any applicable rule, regulation or order; and

(xii) the Senior Secured Credit Agreement as in effect as of the Original Issue Date, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive with respect to such dividend and other payment restrictions than those contained in the Senior Secured Credit Agreement as in effect on the Original Issue Date.

Limitation on sales of assets and Subsidiary stock

Holdings will not, and will not permit any of the Restricted Subsidiaries to, make any Asset Disposition unless:

(1) Holdings or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Disposition at least equal to the fair market value (such fair market value to be determined on the date of contractually agreeing to such Asset Disposition), as determined in good faith by the Board of Directors (including as to the value of all noncash consideration), of the shares and assets subject to such Asset Disposition;

(2) at least 75% of the consideration received by Holdings or such Restricted Subsidiary, as the case may be, from such Asset Disposition is in the form of cash or Cash Equivalents or Additional Assets, or any combination thereof; and

(3) except as provided in the next paragraph an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied, within 18 months from the later of the date of such Asset Disposition or the receipt of such Net Available Cash, by Holdings or such Restricted Subsidiary, as the case may be:

(a) to the extent Holdings or any Restricted Subsidiary, as the case may be, elects (or is required by the terms of any Indebtedness), to prepay, repay, redeem or purchase Indebtedness of Holdings or the Restricted Subsidiaries under the Senior Secured Credit Agreement, any other Indebtedness of Holdings, an Issuer or a Subsidiary Guarantor that is secured by a Lien permitted to be Incurred under the Indenture or Indebtedness (other than Disqualified Stock) of any Wholly-Owned Subsidiary that is not an Issuer or a Subsidiary Guarantor; provided, however, that, in connection with any prepayment, repayment, redemption or purchase of Indebtedness pursuant to this clause (a), Holdings or such Restricted Subsidiary will retire such Indebtedness and will cause the related commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased; or

(b) to invest in Additional Assets;

provided that pending the final application of any such Net Available Cash in accordance with this covenant, Holdings and the Restricted Subsidiaries may temporarily reduce Indebtedness or otherwise invest such Net Available Cash in any manner not prohibited by the Indenture, but such proceeds shall not constitute Available Cash prior to such final application.

Any Net Available Cash from Asset Dispositions that is not applied or invested as provided in the preceding paragraph together with any Net Available Cash from Asset Dispositions made since the Original Issue Date and before the Issue Date that has not been applied or invested as provided in such similar provisions of the Existing Notes Indenture will be deemed to constitute “Excess Proceeds.” Not later than the day following the date that is 18 months from the later of the date of such Asset Disposition or the receipt of such Net Available Cash, if the aggregate amount of Excess Proceeds exceeds $20.0 million, the Issuers will be required to make an offer (“Asset Disposition Offer”) to all holders of Notes and to the extent required by the terms of other Pari Passu Indebtedness, to all holders of other Pari Passu Indebtedness outstanding with similar provisions requiring Holdings or a Restricted Subsidiary to make an offer to purchase such Pari Passu Indebtedness with the proceeds from any Asset Disposition (“Pari Passu Notes”), to purchase the maximum principal amount of Notes and any such Pari Passu Notes to which the Asset Disposition Offer applies that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount (or, in the event such Pari Passu Indebtedness of Holdings or a Restricted Subsidiary was issued with significant original issue discount, 100% of the accreted value thereof) of the Notes and Pari Passu Notes plus accrued and unpaid interest, if any, (or in respect of such Pari Passu Indebtedness, such lesser price, if any, as may be provided for by the terms of such Indebtedness) to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), in accordance with the procedures set forth in the

Indenture or the agreements governing the Pari Passu Notes, as applicable, in each case in minimum principal amount of $2,000 and integral multiples of $1,000 in excess of $2,000. If the aggregate principal amount of Notes surrendered by holders thereof and other Pari Passu Notes surrendered by holders or lenders, collectively, exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased on a pro rata basis on the basis of the aggregate principal amount of tendered Notes and Pari Passu Notes. To the extent that the aggregate amount of Notes and Pari Passu Notes so validly tendered and not properly withdrawn pursuant to an Asset Disposition Offer is less than the Excess Proceeds, the Issuers may use any remaining Excess Proceeds for general company purposes, subject to the other covenants contained in the Indenture. Upon completion of such Asset Disposition Offer, the amount of Excess Proceeds shall be reset at zero.

The Asset Disposition Offer will remain open for a period of 20 Business Days following its commencement, except to the extent that a longer period is required by applicable law (the “Asset Disposition Offer Period”). No later than five Business Days after the termination of the Asset Disposition Offer Period (the “Asset Disposition Purchase Date”), the Issuers will purchase the principal amount of Notes and Pari Passu Notes required to be purchased pursuant to this covenant (the “Asset Disposition Offer Amount”) or, if less than the Asset Disposition Offer Amount has been so validly tendered, all Notes and Pari Passu Notes validly tendered in response to the Asset Disposition Offer.

If the Asset Disposition Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest, if any, will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no further interest will be payable to holders who tender Notes pursuant to the Asset Disposition Offer.

On or before the Asset Disposition Purchase Date, the Issuers will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Asset Disposition Offer Amount of Notes and Pari Passu Notes or portions of Notes and Pari Passu Notes so validly tendered and not properly withdrawn pursuant to the Asset Disposition Offer, or if less than the Asset Disposition Offer Amount has been validly tendered and not properly withdrawn, all Notes and Pari Passu Notes so validly tendered and not properly withdrawn, in each case in a minimum principal amount of $2,000 and integral multiples of $1,000 in excess of $2,000. The Issuers will deliver to the Trustee an Officers’ Certificate stating that such Notes or portions thereof were accepted for payment by the Issuers in accordance with the terms of this covenant and, in addition, the Issuers will deliver all certificates and notes required, if any, by the agreements governing the Pari Passu Notes. The Issuers or the paying agent, as the case may be, will promptly (but in any case not later than five Business Days after the termination of the Asset Disposition Offer Period) mail or deliver to each tendering holder of Notes or holder or lender of Pari Passu Notes, as the case may be, an amount equal to the purchase price of the Notes or Pari Passu Notes so validly tendered and not properly withdrawn by such holder or lender, as the case may be, and accepted by the Issuers for purchase, and the Issuers will promptly issue a new Note, and the Trustee, upon delivery of an Officers’ Certificate from the Issuers, will authenticate and mail or deliver such new Note to such holder, in a principal amount equal to any unpurchased portion of the Note surrendered; provided that each such new Note will be in a minimum principal amount of $2,000 or an integral multiple of $1,000 in excess of $2,000. In addition, the Issuers will take any and all other actions required by the agreements governing the Pari Passu Notes. Any Note not so accepted will be promptly mailed or delivered by the

Issuers to the holder thereof. The Issuers will publicly announce the results of the Asset Disposition Offer on the Asset Disposition Purchase Date.

The Issuers will comply, to the extent applicable, with the requirements of Rule 14e-1 of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to the Indenture. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Indenture by virtue of its compliance with such securities laws or regulations.

For the purposes of clause (2) of the first paragraph of this covenant, the following will be deemed to be cash:

(1) the assumption by the transferee of Indebtedness (other than Subordinated Obligations or Disqualified Stock) of the Company or Indebtedness of Holdings or a Restricted Subsidiary of the Company (other than Subordinated Obligations or Disqualified Stock of the Company, Guarantor Subordinated Obligations or Disqualified Stock of any Guarantor) and the release of Holdings or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition (or in lieu of such a release, the agreement of the acquirer or its parent company to indemnify and hold Holdings or such Restricted Subsidiary harmless from and against any loss, liability or cost in respect of such assumed Indebtedness; provided, however, that such indemnifying party (or its long term debt securities) shall have an Investment Grade Rating (with no indication of a negative outlook or credit watch with negative implications, in any case, that contemplates such indemnifying party (or its long term debt securities) failing to have an Investment Grade Rating), in which case Holdings will, without further action, be deemed to have applied such deemed cash to Indebtedness in accordance with clause (3)(a) of the first paragraph of this covenant; and

(2) securities, notes or other obligations received by Holdings or any Restricted Subsidiary from the transferee that are converted by Holdings or such Restricted Subsidiary into cash within 180 days after receipt thereof.

Notwithstanding the foregoing, the 75% limitation referred to in clause (2) of the first paragraph of this covenant shall be deemed satisfied with respect to any Asset Disposition in which the cash or Cash Equivalents portion of the consideration received therefrom, determined in accordance with the foregoing provision on an after-tax basis, is equal to or greater than what the after-tax proceeds would have been had such Asset Disposition complied with the aforementioned 75% limitation.

The requirement of clause (3)(b) of the first paragraph of this covenant above shall be deemed to be satisfied if an agreement (including a lease, whether a capital lease or an operating lease) committing to make the acquisitions or expenditures referred to therein is entered into by Holdings or the Restricted Subsidiary within the specified time period and such Net Available Cash is subsequently applied in accordance with such agreement within six months following such agreement.

Limitation on Affiliate Transactions

Holdings will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, enter into, make, amend or conduct any transaction (including making a payment to, the purchase, sale, lease or exchange of any property or the rendering of any service), contract, agreement or understanding with or for the benefit of any Affiliate of Holdings (an “Affiliate Transaction”) unless:

(1) the terms of such Affiliate Transaction are no less favorable to Holdings or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction at the time of such transaction in arm’s-length dealings with a Person who is not such an Affiliate or, if in the good faith judgment of the independent members of the Board of Directors of Holdings no comparable transaction with an unrelated Person would be available, such independent directors determine in good faith that such Affiliate Transaction is fair to Holdings or such Restricted Subsidiary from a financial point of view;

(2) if such Affiliate Transaction involves aggregate consideration in excess of $15.0 million, the terms of such transaction have been approved by a majority of the members of the Board of Directors of Holdings and by a majority of the members of such Board having no personal stake in such transaction, if any (and such majority or majorities, as the case may be, determines that such Affiliate Transaction satisfies the criteria in clause (1) above); and

(3) if such Affiliate Transaction involves aggregate consideration in excess of $30.0 million, the Board of Directors of the Company has received a written opinion from an independent investment banking, accounting or appraisal firm of nationally recognized standing that such Affiliate Transaction is fair, from a financial standpoint, to Holdings or such Restricted Subsidiary or is not materially less favorable than those that could reasonably be expected to be obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate.

The preceding paragraph will not apply to:

(1) any Restricted Payment permitted to be made pursuant to the covenant described under “—Limitation on Restricted Payments” or any Permitted Investment;

(2) any issuance of Capital Stock (other than Disqualified Stock), or other payments, awards or grants in cash, Capital Stock (other than Disqualified Stock) or otherwise pursuant to, or the funding of, employment or severance agreements and other compensation arrangements, options to purchase Capital Stock (other than Disqualified Stock) of Holdings, restricted stock plans, long-term incentive plans, stock appreciation rights plans, participation plans or similar employee benefits plans and/or indemnity provided on behalf of officers and employees approved by the Board of Directors of Holdings;

(3) loans or advances to employees, officers or directors in the ordinary course of business of Holdings or any of the Restricted Subsidiaries;

(4) any transaction between Holdings and a Restricted Subsidiary or between Restricted Subsidiaries and Guarantees issued by Holdings or a Restricted Subsidiary for the benefit of Holdings or a Restricted Subsidiary, as the case may be, in accordance with “—Limitation on Indebtedness and Preferred Stock”;

(5) any transaction with a joint venture or similar entity which would constitute an Affiliate Transaction solely because Holdings or a Restricted Subsidiary owns, directly or indirectly, an equity interest in or otherwise controls such joint venture or similar entity;

(6) the issuance or sale of any Capital Stock (other than Disqualified Stock) of Holdings or the receipt by Holdings of any capital contribution from its shareholders;

(7) indemnities of officers, directors and employees of Holdings or any of the Restricted Subsidiaries permitted by bylaw or statutory provisions and any employment agreement or other employee compensation plan or arrangement entered into in the ordinary course of business by Holdings or any of the Restricted Subsidiaries;

(8) the payment of customary compensation and fees paid to, and benefits and indemnity provided on behalf of, officers or directors of Holdings or any Restricted Subsidiary;

(9) the performance of obligations of Holdings or any of the Restricted Subsidiaries under the terms of any agreement to which Holdings or any of the Restricted Subsidiaries is a party as of or on the Original Issue Date, as these agreements may be amended, modified, supplemented, extended or renewed from time to time; provided, however, that any future amendment, modification, supplement, extension or renewal entered into after the Original Issue Date will be permitted to the extent that its terms are not materially more disadvantageous, taken as a whole, to the holders of the Notes than the terms of the agreements in effect on the Original Issue Date;

(10) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to Holdings and the Restricted Subsidiaries, in the reasonable determination of the Board of Directors of Holdings or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(11) guarantees of performance by Holdings, the Company and its Restricted Subsidiaries of the Unrestricted Subsidiaries in the ordinary course of business, except for guarantees of Indebtedness in respect of borrowed money;

(12) if such Affiliate Transaction is with a Person in its capacity as a holder of Indebtedness or Equity Interests of Holdings, the Company or any Restricted Subsidiary where such Person is treated no more favorably than the holders of such Indebtedness or Equity Interests who are unaffiliated with Holdings, the Company and the Restricted Subsidiaries; and

(13) transactions between Holdings or any of its subsidiaries and any Person that would not otherwise constitute an Affiliate Transaction except for the fact that one director of such other Person is also a director of Holdings or its subsidiary, as applicable; provided that such director abstains from voting as a director of Holdings or its subsidiary, as applicable on any matter involving such other Person.

SEC reports

The Indenture will provide that, whether or not Holdings is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, to the extent not prohibited by the Exchange Act, Holdings will file with the SEC, and make available to the Trustee and the registered holders of the Notes without cost to any holder, the annual reports and the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) that are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation within the time periods specified therein with respect to a non-accelerated filer. In the event that Holdings is not permitted to file such reports, documents and information with the SEC pursuant to the Exchange Act, Holdings will nevertheless make available such Exchange Act information to the Trustee and the holders of the Notes without cost to any holder as if Holdings were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act within the time periods specified therein with respect to a non-accelerated filer.

If the Issuers have designated any of their respective Subsidiaries as Unrestricted Subsidiaries, then, to the extent material, the quarterly and annual financial information required by the preceding paragraph shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes to the financial statements and in Management’s Discussion and Analysis of Results of Operations and Financial Condition, of the financial condition and results of operations of Holdings and the Restricted Subsidiaries.

In addition, the Issuers and the Guarantors have agreed that they will make available to the holders and to prospective investors, upon the request of such holders, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the Notes are not freely transferable under the Securities Act to the extent not satisfied by the foregoing. For purposes of this covenant, the Issuers and the Guarantors will be deemed to have furnished the reports to the Trustee and the holders of Notes as required by this covenant if they have filed such reports with the SEC via the EDGAR filing system and such reports are publicly available.

Merger and consolidation

Neither Issuer will consolidate with or merge with or into or wind up into (whether or not such Issuer is the surviving corporation) and Holdings may not convey, transfer or lease all or substantially all of its and the Restricted Subsidiaries’ assets in one or more related transactions to, any Person, unless:

(1) the resulting, surviving or transferee Person (the “Successor Company”) will be a corporation, partnership, trust or limited liability company organized and existing under the laws of the United States of America, any State of the United States or the District of Columbia and the Successor Company (if not the Company) will expressly assume, by supplemental indenture, executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture;

(2) immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any Subsidiary of the Successor Company as a result of such transaction as having been Incurred by the Successor Company or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

(3) immediately after giving effect to such transaction, the Successor Company would be able to Incur at least an additional $1.00 of Indebtedness pursuant to the first paragraph of the covenant described under “—Limitation on Indebtedness and Preferred Stock”;

(4) each Guarantor (unless it is the other party to the transactions above, in which case clause (1) shall apply) shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person’s obligations in respect of the Indenture and the Notes; and

(5) the Issuers shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer, or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of Holdings, which properties and assets, if held by Holdings instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of Holdings on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of Holdings.

The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture; and its predecessor company, except in the case of a lease of all or substantially all its assets, will be released from the obligation to pay the principal of and interest on the Notes.

Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a Person.

Notwithstanding the preceding clause (3), (x) any Restricted Subsidiary (other than an Issuer) may consolidate with, merge into or transfer all or part of its properties and assets to Holdings or the Company and the Company may consolidate with, merge into or transfer all or part of its properties and assets to a Wholly-Owned Subsidiary and (y) the Company may merge with an Affiliate formed solely for the purpose of reforming the Company in another jurisdiction; provided that, in the case of a Restricted Subsidiary (other than an Issuer) that consolidates with, merges into or transfers all or part of its properties and assets to the Company, the Company will not be required to comply with the preceding clause (5).

Notwithstanding anything herein to the contrary, in the event the Company becomes a corporation or the Company or the Person formed by or surviving any consolidation or merger (permitted in accordance with the terms of the Indenture) is a corporation, Atlas Energy Finance Corp. may be dissolved in accordance with the Indenture and may cease to be an Issuer; provided that, to the extent the Company or any Person formed by or surviving any such consolidation or merger is not a corporation, Atlas Energy Finance Corp. shall not be dissolved and shall not cease to be an Issuer.

In addition, the Issuers will not permit any Subsidiary Guarantor to consolidate with or merge with or into, and will not permit the conveyance, transfer or lease of substantially all of the assets of any Subsidiary Guarantor to, any Person (other than the Company or another Subsidiary Guarantor) unless:

(1) (a) the resulting, surviving or transferee Person will be a corporation, partnership, trust or limited liability company organized and existing under the laws of the United States of America, any State of the United States or the District of Columbia and such Person (if not such Subsidiary Guarantor) will expressly assume, by supplemental indenture, executed and delivered to the Trustee, all the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee and (b) immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the resulting, surviving or transferee Person or any Restricted Subsidiary as a result of such transaction as having been Incurred by such Person or such Restricted Subsidiary at the time of such transaction), no Default shall have occurred and be continuing; or

(2) the transaction is made in compliance with the covenants described under “Subsidiary Guarantees” and “Certain Covenants—Limitation on sales of assets and Subsidiary stock.”

Future Guarantors

If, after the Issue Date, any Restricted Subsidiary that is not already a Subsidiary Guarantor guarantees any other Indebtedness of either of the Issuers or any of the Guarantors under any Credit Facility, then such Subsidiary must become a Subsidiary Guarantor by executing a supplemental indenture satisfactory to the Trustee and delivering an Opinion of Counsel to the Trustee within 30 days of the date on which it became a Restricted Subsidiary or such other guarantee was executed or such Indebtedness incurred, as applicable. Notwithstanding the foregoing, (i) any Guarantee of a Restricted Subsidiary that was incurred pursuant to this paragraph shall provide by its terms that it shall be automatically and unconditionally released upon the release or discharge of the guarantee which resulted in the creation of such Restricted Subsidiary’s Guarantee, except a discharge or release by, or as a result of payment under, such guarantee and except if, at such time, such Restricted Subsidiary is then a guarantor under any other Indebtedness of the Issuers or another Subsidiary and (ii) any Guarantee of a Restricted Subsidiary shall be automatically released if such Restricted Subsidiary is designated an Unrestricted Subsidiary in accordance with the Indenture.

Limitation on lines of business

Holdings will not, and will not permit any Restricted Subsidiary to, engage in any business other than the Energy Business (which includes certain energy businesses involving “minerals and natural resources” within the parameters of Section 7704(d)(1)(E) of the Code), except to the extent as would not be material to Holdings and the Restricted Subsidiaries taken as a whole.

Limitations on Atlas Energy Finance Corp.

Atlas Energy Finance Corp. will not hold any material assets, become liable for any material obligations, engage in any trade or business, or conduct any business activity, other than the issuance of Capital Stock to the Company, the incurrence of Indebtedness as a co-obligor or guarantor of Indebtedness incurred by the Company, including the Notes, that is permitted to be incurred by the Company under “—Certain covenants—Limitation on Indebtedness and Preferred Stock” (provided that the net proceeds of such indebtedness are retained by the Company or loaned to or contributed as capital to one or more Restricted Subsidiaries other than Atlas Energy Finance Corp.), and activities incidental thereto. Neither Holdings nor any Restricted Subsidiary shall engage in any transactions with Atlas Energy Finance Corp. in violation of the immediately preceding sentence.

Payments for consent

Neither Holdings nor any of the Restricted Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fees or otherwise, to any holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or is paid to all holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or amendment.

Events of Default

Each of the following is an Event of Default:

(1) default in any payment of interest on any Note when due, continued for 30 days;

(2) default in the payment of principal of or premium, if any, on any Note when due at its Stated Maturity, upon optional redemption or upon required repurchase;

(3) failure by an Issuer or any Guarantor to comply with its obligations under “Certain covenants—Merger and consolidation”;

(4) failure by an Issuer to comply for 30 days after notice as provided below with any of its obligations under the covenant described under “Change of Control” above or under the covenants described under “Certain covenants” above (in each case, other than a failure to purchase Notes which will constitute an Event of Default under clause (2) above and other than a failure to comply with “Certain covenants—Merger and consolidation” which is covered by clause (3));

(5) failure by an Issuer or a Guarantor to comply for 60 days after notice as provided below with their other agreements contained in the Indenture;

(6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Holdings or any of the Restricted Subsidiaries (or the payment of which is guaranteed by Holdings or any of the Restricted Subsidiaries), other than Indebtedness owed to Holdings or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default:

(a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness (and any extensions of any grace period) (“payment default”); or

(b) results in the acceleration of such Indebtedness prior to its maturity (the “cross acceleration provision”);

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $40.0 million or more;

(7) certain events of bankruptcy, insolvency or reorganization of Holdings, an Issuer or a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for Holdings and the Restricted Subsidiaries), would constitute a Significant Subsidiary (the “bankruptcy provisions”);

(8) failure by Holdings, an Issuer or any Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for Holdings and the Restricted Subsidiaries), would constitute a Significant Subsidiary to pay final judgments aggregating in excess of $40.0 million (to the extent not covered by insurance by a reputable and creditworthy insurer as to which the insurer has not disclaimed coverage), which judgments are not paid, discharged or stayed for any period of 60 consecutive days following entry of such final judgment (the “judgment default provision”); or

(9) any Guarantee of Holdings or a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for Holdings and the Restricted Subsidiaries) would constitute a Significant Subsidiary ceases to be in full force and effect (except as contemplated by the terms of the Indenture) or is declared null and void in a judicial proceeding or Holdings or any Subsidiary Guarantor that is a Significant Subsidiary or group of Subsidiary Guarantors that, taken together (as of the latest audited consolidated financial statements of Holdings and the Restricted Subsidiaries) would constitute a Significant Subsidiary denies or disaffirms (in a manner having legal effect) its obligations under the Indenture or its Guarantee.

However, a default under clauses (4) and (5) of this paragraph will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding Notes notify the Issuers in writing and, in the case of a notice given by the holders, the Trustee of the default and the Issuers do not cure such default within the time specified in clauses (4) and (5) of this paragraph after receipt of such notice.

If an Event of Default (other than an Event of Default described in clause (7) above) occurs and is continuing, the Trustee by notice to the Issuers, or the holders of at least 25% in principal amount of the outstanding Notes by notice to the Issuers and the Trustee, may, and the Trustee at the request of such holders shall, declare the principal of, premium, if any, accrued and unpaid interest, if any, on all the Notes to be due and payable. If an Event of Default described in clause (7) above occurs and is continuing, the principal of, premium, if any, accrued and unpaid interest, if any, on all the Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders. The holders of a majority in principal amount of the outstanding Notes may waive all past defaults (except with respect to nonpayment of principal, premium, or interest, if any) and rescind any such acceleration with respect to the Notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived.

Subject to the provisions of the Indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder may pursue any remedy with respect to the Indenture or the Notes unless:

(1) such holder has previously given the Trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

(3) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) the holders of a majority in principal amount of the outstanding Notes have not waived such Event of Default or otherwise given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Indenture provides that in the event an Event of Default has occurred and is continuing, the Trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The Trustee may withhold notice if and so long as a committee of trust officers of the Trustee in good faith determines that withholding notice is in the interests of the holders. In addition, the Issuers are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Issuers also are required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute certain Defaults, their status and what action the Issuers are taking or proposing to take in respect thereof.

Amendments and waivers

Subject to certain exceptions, the Indenture and the Notes may be amended or supplemented with the consent of the holders of a majority in principal amount of the Notes then outstanding (including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes). However, without the consent of each holder of an outstanding Note affected, no amendment may, among other things:

(1) reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the stated rate of or extend the stated time for payment of interest on any Note;

(3) reduce the principal of or extend the Stated Maturity of any Note;

(4) reduce the premium payable upon the redemption of any Note as described above under “Optional redemption,” or change the time at which any Note may be redeemed as described above under “Optional redemption,” or make any change to the covenants described above under “Change of control” after the occurrence of a Change of Control, or make any change to the provisions relating to an Asset Disposition Offer that has been made, in each case whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

(5) make any Note payable in money other than that stated in the Note;

(6) impair the right of any holder to receive payment of, premium, if any, principal of and interest on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

(7) make any change in the amendment provisions which require each holder’s consent or in the waiver provisions;

(8) modify the Guarantees in any manner adverse to the holders of the Notes; or

(9) make any change to or modify the ranking of the Notes that would adversely affect the holders.

Notwithstanding the foregoing, without the consent of any holder, the Issuers, the Guarantors and the Trustee may amend the Indenture and the Notes to:

(1) cure any ambiguity, omission, defect, mistake or inconsistency;

(2) provide for the assumption by a successor corporation of the obligations of the Issuers or any Guarantor under the Indenture;

(3) provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f) (2) (B) of the Code);

(4) add Guarantees with respect to the Notes, including Subsidiary Guarantees, or release a Subsidiary Guarantor from its Subsidiary Guarantee and terminate such Subsidiary Guarantee; provided, however, that the release and termination is in accord with the applicable provisions of the Indenture;

(5) secure the Notes or Guarantees;

(6) add to the covenants of the Issuers or a Guarantor for the benefit of the holders or surrender any right or power conferred upon the Issuers or a Guarantor;

(7) make any change that does not adversely affect the rights of any holder;

(8) comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act; or

(9) provide for the succession of a successor Trustee.

The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. A consent to any amendment or waiver under the Indenture by any holder of Notes given in connection with a tender of such holder’s Notes will not be rendered invalid by such tender. After an amendment under the Indenture becomes effective, the Issuers are required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice will not impair or affect the validity of the amendment.

Defeasance

The Issuers at any time may terminate all their obligations under the Notes and the Indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. If the Issuers exercises their legal defeasance option, the Guarantees in effect at such time will terminate.

The Issuers at any time may terminate their obligations described under “Change of control” and under covenants described under “Certain covenants” (other than clauses (1), (2), (4) and (5) of “Merger and consolidation”), the operation of the cross default upon a payment default, cross acceleration provisions, the bankruptcy provisions with respect to Significant Subsidiaries of the Company, the judgment default provision and the Guarantee provision described under “Events of default” above and the limitations contained in clause (3) under “Certain covenants—Merger and consolidation” above (“covenant defeasance”).

The Issuers may exercise their legal defeasance option notwithstanding their prior exercise of their covenant defeasance option. If the Issuers exercise their legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect to the Notes. If the Issuers exercise their covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (4), (5), (6), (7) (with respect only to Significant Subsidiaries of the Company), (8) or (9) under “Events of default” above or because of the failure of the Issuers to comply with clause (3) under “Certain covenants—Merger and consolidation” above.

In order to exercise either defeasance option, the Issuers must, among other things, irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal, premium, if any, and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel (subject to customary exceptions and exclusions) to the effect that holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law.

Satisfaction and discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when either:

(1) all Notes that have been authenticated (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuers and thereafter repaid to the Issuers or discharged from such trust) have been delivered to the Trustee for cancellation, or

(2) all Notes that have not been delivered to the Trustee for cancellation have become due and payable or will become due and payable within one year by reason of the giving of a notice of redemption or otherwise and the Issuers or any Guarantor has irrevocably deposited or caused to be irrevocably deposited with the Trustee as trust funds in trust solely for such purpose, cash in U.S. dollars, U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal and accrued interest to the date of maturity or redemption, and in each case certain other requirements set forth in the Indenture are satisfied.

No personal liability of directors, officers, employees and stockholders

No director, officer, employee, incorporator or stockholder of an Issuer or any Guarantor, as such, shall have any liability for any obligations of the Issuers or any Guarantor under the Notes, the Indenture or the Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

Concerning the trustee

U.S. Bank, National Association will be the Trustee under the Indenture and has been appointed by the Issuers as registrar and paying agent with regard to the Notes.

Governing law

The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Certain definitions

“Acquired Indebtedness” means Indebtedness (i) of a Person or any of its Subsidiaries existing at the time such Person becomes or is merged with and into a Restricted Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case whether or not Incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary or such acquisition. Acquired Indebtedness shall be deemed to have been Incurred, with respect to clause (i) of the preceding sentence, on the date such Person becomes or is merged with and into a Restricted Subsidiary and, with respect to clause (ii) of the preceding sentence, on the date of consummation of such acquisition of assets.

“Additional Assets” means:

(1) any properties or assets to be used by Holdings or a Restricted Subsidiary in the Energy Business;

(2) capital expenditures by Holdings or a Restricted Subsidiary in the Energy Business;

(3) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by Holdings or a Restricted Subsidiary; or

(4) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that, in the case of clauses (3) and (4), such Restricted Subsidiary is primarily engaged in the Energy Business.

“Adjusted Consolidated Net Tangible Assets” of a Person means (without duplication), as of the date of determination, the remainder of:

(a) the sum of:

(i) discounted future net revenues from proved oil and gas reserves of such Person and its Restricted Subsidiaries calculated in accordance with SEC guidelines before any state or federal income taxes, as estimated by Holdings in a reserve report prepared as of the end of Holdings’ most recently completed fiscal year for which audited financial statements are available, as increased by, as of the date of determination, the estimated discounted future net revenues from

(A) estimated proved oil and gas reserves acquired since such year end, which reserves were not reflected in such year end reserve report, and

(B) estimated oil and gas reserves attributable to extensions, discoveries and other additions and upward revisions of estimates of proved oil and gas reserves since such year end due to exploration, development or exploitation, production or other activities, which would, in accordance with standard industry practice, cause such revisions, in the case of clauses (A) and (B) calculated in accordance with SEC guidelines (utilizing the prices for the fiscal quarter ending prior to the date of determination),

and decreased by, as of the date of determination, the estimated discounted future net revenues from

(C) estimated proved oil and gas reserves produced or disposed of since such year end, and

(D) estimated oil and gas reserves attributable to downward revisions of estimates of proved oil and gas reserves since such year end due to changes in geological conditions or other factors which would, in accordance with standard industry practice, cause such revisions, in each case calculated on a pre-tax basis and substantially in accordance with SEC guidelines in the case of clauses (C) and (D) utilizing the prices for the fiscal quarter ending prior to the date of determination, provided, however, that in the case of each of the determinations made pursuant to clauses (A) through (D), such increases and decreases shall be as estimated by the Company’s petroleum engineers;

(ii) the capitalized costs that are attributable to oil and gas properties of such Person and its Restricted Subsidiaries to which no proved oil and gas reserves are attributable, based on such Person’s books and records as of a date no earlier than the date of such Person’s latest available annual or quarterly financial statements;

(iii) the Net Working Capital of such Person on a date no earlier than the date of such Person’s latest annual or quarterly financial statements; and

(iv) the greater of

(A) the net book value of other tangible assets of such Person and its Restricted Subsidiaries, as of a date no earlier than the date of such Person’s latest annual or quarterly financial statement, and

(B) the appraised value, as estimated by independent appraisers, of other tangible assets of such Person and its Restricted Subsidiaries, as of a date no earlier than the date of such Person’s latest audited financial statements; provided, that, if no such appraisal has been performed the Company shall not be required to obtain such an appraisal and only clause (iv)(A) of this definition shall apply;

minus

(b) the sum of:

(i) Minority Interests;

(ii) any net gas balancing liabilities of such Person and its Restricted Subsidiaries reflected in such Person’s latest audited balance sheet;

(iii) to the extent included in (a)(i) above, the discounted future net revenues, calculated in accordance with SEC guidelines (utilizing the prices utilized in such Person’s year end reserve report), attributable to reserves which are required to be delivered to third parties to fully satisfy the obligations of Holdings and the Restricted Subsidiaries with respect to Volumetric Production Payments (determined, if applicable, using the schedules specified with respect thereto); and

(iv) the discounted future net revenues, calculated in accordance with SEC guidelines, attributable to reserves subject to Dollar-Denominated Production Payments which, based on the estimates of production and price assumptions included in determining the discounted future net revenues specified in (a)(i) above, would be necessary to fully satisfy the payment obligations of such Person and its Subsidiaries with respect to Dollar-Denominated Production Payments (determined, if applicable, using the schedules specified with respect thereto).

If Holdings changes its method of accounting from the successful efforts method of accounting to the full cost or a similar method, “Adjusted Consolidated Net Tangible Assets” will continue to be calculated as if Holdings were still using the successful efforts method of accounting.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Asset Disposition” means any direct or indirect sale, lease (other than an operating lease entered into in the ordinary course of the Energy Business), transfer, issuance or other disposition, or a series of related sales, leases, transfers, issuances or dispositions that are part of a common plan, of (A) shares of Capital Stock of a Restricted Subsidiary (other than Preferred Stock of Restricted Subsidiaries issued in compliance with the covenant described under the heading “Certain covenants—Limitation on Indebtedness and Preferred Stock,” and directors’ qualifying shares or shares required by applicable law to be held by a Person other than Holdings or a Restricted Subsidiary), (B) all or substantially all the assets of any division or line of business of Holdings or any Restricted Subsidiary, or (C) any other assets of Holdings or any Restricted Subsidiary outside of the ordinary course of business of Holdings or such Restricted Subsidiary (each referred to for the purposes of this definition as a “disposition”), in each case by Holdings or any of the Restricted Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction.

Notwithstanding the preceding, the following items shall not be deemed to be Asset Dispositions:

(1) a disposition by a Restricted Subsidiary to Holdings or by Holdings or a Restricted Subsidiary to a Restricted Subsidiary;

(2) the sale of cash and Cash Equivalents in the ordinary course of business;

(3) a disposition of Hydrocarbons or mineral products inventory in the ordinary course of business;

(4) a disposition of damaged, unserviceable, obsolete or worn out equipment or equipment that is no longer used or useful in the business of Holdings and the Restricted Subsidiaries;

(5) transactions in accordance with the covenant described under “Certain covenants—Merger and consolidation”;

(6) an issuance of Capital Stock by a Restricted Subsidiary to Holdings or to a Restricted Subsidiary;

(7) for purposes of “Certain covenants—Limitation on sales of assets and Subsidiary stock” only, the making of a Permitted Investment or a Restricted Payment (or a disposition that would constitute a Restricted Payment but for the exclusions from the definition thereof) permitted by the covenant described under “Certain covenants—Limitation on Restricted Payments”;

(8) an Asset Swap;

(9) dispositions of assets with a fair market value of less than $5.0 million;

(10) Permitted Liens;

(11) dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(12) the licensing or sublicensing of intellectual property or other general intangibles and licenses, leases or subleases of other property in the ordinary course of business which do not materially interfere with the business of Holdings and the Restricted Subsidiaries;

(13) foreclosure on assets;

(14) any Production Payments and Reserve Sales; provided that any such Production Payments and Reserve Sales, other than incentive compensation programs on terms that are reasonably customary in the Energy Business for geologists, geophysicists and other providers of technical services to Holdings or a Restricted Subsidiary, shall have been created, Incurred, issued, assumed or Guaranteed in connection with the financing of, and within 60 days after the acquisition of, the property that is subject thereto;

(15) a disposition of oil and natural gas properties in connection with tax credit transactions complying with Section 29 or any successor or analogous provisions of the Code;

(16) surrender or waiver of contract rights, oil and gas leases, or the settlement, release or surrender of contract, tort or other claims of any kind;

(17) the abandonment, farmout, lease or sublease of developed or undeveloped oil and gas properties in the ordinary course of business; and

(18) the sale or transfer (whether or not in the ordinary course of business) of any oil and gas property or interest therein to which no proved reserves are attributable at the time of such sale or transfer.

“Asset Swap” means any concurrent purchase and sale or exchange of any oil or natural gas property or interest therein between Holdings or any of the Restricted Subsidiaries and another Person; provided, that any cash received must be applied in accordance with “Certain covenants—Limitation on sales of assets and Subsidiary stock” as if the Asset Swap were an Asset Disposition.

“Available Cash” means, with respect to any fiscal quarter ending prior to the Merger Date and solely to the extent constituting Operating Surplus (as defined in Holdings’ Amended and Restated Operating Agreement, as amended, as in effect on the Original Issue Date):

(a) the sum of (i) all cash and Cash Equivalents of Holdings and its Subsidiaries, treated as a single consolidated entity (or Holdings’ proportionate share of cash and Cash Equivalents in the case of Subsidiaries that are not Wholly-Owned Subsidiaries), on hand at the end of such fiscal quarter; and (ii) all additional cash and Cash Equivalents of Holdings and its Subsidiaries (or Holdings proportionate share of cash and Cash Equivalents in the case of Subsidiaries that are not Wholly-Owned Subsidiaries) on hand on the date of determination of Available Cash with respect to such fiscal quarter resulting from working capital borrowings (including borrowings under the Senior Secured Credit Agreement) made subsequent to the end of such fiscal quarter, less

(b) the amount of any cash reserves established by the Board of Directors of Holdings to (i) provide for the proper conduct of the business of Holdings and its Subsidiaries (including reserves for Permitted Payments, future capital expenditures including drilling and acquisitions and for anticipated future credit needs of Holdings and its Subsidiaries), (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which Holdings or any Subsidiary is a party or by which it is bound or its assets are subject or (iii) provide funds for distributions pursuant to Sections 6.3(a), 6.4 and 6.5 of the Operating Agreement with respect to any one or more of the next four fiscal quarters; provided, that disbursements made by Holdings or its Subsidiaries or cash reserves established, increased or reduced after the end of such fiscal quarter but on or before the date of determination of Available Cash with respect to such fiscal quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such fiscal quarter if the Board of Directors of Holdings so determines.

“Average Life” means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (2) the sum of all such payments.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means, as to any Person that is a corporation, the board of directors of such Person or any duly authorized committee thereof or as to any Person that is not a corporation, the board of managers or such other individual or group serving a similar function.

“Business Day” means each day that is not a Saturday, Sunday or other day on which commercial banking institutions in New York, New York are authorized or required by law to close.

“Capital Stock” of any Person means any and all shares, units, interests, rights to purchase, warrants, options, participation or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Capitalized Lease Obligations” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation at the time any determination thereof is to be made as determined in accordance with GAAP, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

“Cash Equivalents” means:

(1) securities issued or directly and fully guaranteed or insured by the United States Government or any agency or instrumentality of the United States (provided that the full faith and credit of the United States is pledged in support thereof), having maturities of not more than one year from the date of acquisition;

(2) marketable general obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition (provided that the full faith and credit of the United States is pledged in support thereof) and, at the time of acquisition, having a credit rating of “A” (or the equivalent thereof) or better from either Standard & Poor’s Ratings Services or Moody’s Investors Service, Inc.;

(3) certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers’ acceptances having maturities of not more than one year from the date of acquisition thereof issued by any commercial bank the long-term debt of which is rated at the time of acquisition thereof at least “A2” or the equivalent thereof by Standard & Poor’s Ratings Services, or “P2” or the equivalent thereof by Moody’s Investors Service, Inc., and having combined capital and surplus in excess of $100.0 million;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (1), (2) and (3) entered into with any bank meeting the qualifications specified in clause (3) above;

(5) commercial paper rated at the time of acquisition thereof at least “A-2” or the equivalent thereof by Standard & Poor’s Ratings Services or “P-2” or the equivalent thereof by Moody’s Investors Service, Inc., or carrying an equivalent rating by a nationally recognized rating agency, if both of the two named rating agencies cease publishing ratings of investments, and in any case maturing within one year after the date of acquisition thereof; and

(6) interests in any investment company or money market fund which invests 95% or more of its assets in instruments of the type specified in clauses (1) through (5) above.

“Change of Control” means:

(1) any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) (other than, to the extent a Parent Change of Control has not occurred, Parent or its Subsidiaries), is or becomes the Beneficial Owner, directly or indirectly, of more than 50% of the total voting power of the Voting Stock of Holdings (or its successor by merger, consolidation or purchase of all or substantially all of its assets) (for the purposes of this clause (1), such person or group shall be deemed to Beneficially Own any Voting Stock of Holdings held by a parent entity, if such person or group Beneficially Owns, directly or indirectly, more than 50% of the total voting power of the Voting Stock of such parent entity); or

(2) the first day on which a majority of the members of the Board of Directors of Holdings are not (i) nominated by the Board of Directors or (ii) appointed by directors so nominated; or

(3) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of Holdings and the Restricted Subsidiaries taken as a whole to any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act); or

(4) the adoption by the members of Holdings of a plan or proposal for the liquidation or dissolution of Holdings; or

(5) Holdings ceases to be the Beneficial Owner, directly or indirectly, of more than 75% of the total voting power of the Voting Stock of the Company; or

(6) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), is or becomes the Beneficial Owner, directly or indirectly, of more than 50% of the total voting power of the Voting Stock of Atlas Energy Management, Inc.; provided that a “Change of Control” shall not be deemed to occur solely as a result of a transfer of the Capital Stock in Atlas Energy Management, Inc. to a new entity in contemplation of the initial public offering of such new entity, or as a result of any further offering of Capital Stock of such new entity (or securities convertible into such Capital Stock) so long as the persons or entities that are the Beneficial Owners of the Capital Stock in Atlas Energy Management, Inc. on the Issue Date hold the general partner interests in such new entity (or, in the case of a new entity that is not a limited partnership, hold at least 50.1% of the Voting Stock of such new entity).

“Code” means the Internal Revenue Code of 1986, as amended.

“Commodity Agreements” means, in respect of any Person, any forward contract, commodity swap agreement, commodity option agreement or other similar agreement or arrangement in respect of Hydrocarbons used, produced, processed or sold by such Person that are customary in the Energy Business and designed to protect such Person against fluctuation in Hydrocarbon prices.

“Common Stock” means with respect to any Person, any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or nonvoting) of such Person’s common stock whether or not outstanding on the Original Issue Date, and includes, without limitation, all series and classes of such common stock.

“Consolidated Coverage Ratio” means as of any date of determination, the ratio of (x) the aggregate amount of Consolidated EBITDA of such Person for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which financial statements are in existence to (y) Consolidated Interest Expense for such four fiscal quarters, provided, however, that:

(1) if Holdings or any Restricted Subsidiary:

(a) has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such Indebtedness and the use of proceeds thereof as if such Indebtedness had been Incurred on the first day of such period and such proceeds had been applied as of such date (except that in making such computation, the amount of Indebtedness under any revolving credit facility outstanding on the date of such calculation will be deemed to be (i) the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding or (ii) if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation, in each case, provided that such average daily balance shall take into account any repayment of Indebtedness under such facility as provided in clause (b)); or

(b) has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of the period, including with the proceeds of such new Indebtedness, that is no longer outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio involves a discharge of Indebtedness (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and the related commitment terminated), Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such discharge of such Indebtedness as if such discharge had occurred on the first day of such period;

(2) if, since the beginning of such period, Holdings or any Restricted Subsidiary will have made any Asset Disposition or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is such an Asset Disposition, the Consolidated EBITDA for such period will be reduced by an amount equal to the Consolidated EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period or increased by an amount equal to the Consolidated EBITDA (if negative) directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of Holdings or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to Holdings and the continuing Restricted Subsidiaries in connection with or with the proceeds from such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent Holdings and the continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(3) if since the beginning of such period Holdings or any Restricted Subsidiary (by merger or otherwise) will have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary or is merged with or into Holdings or a

Restricted Subsidiary) or an acquisition (or will have received a contribution) of assets, including any acquisition or contribution of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of a company, division, operating unit, segment, business, group of related assets or line of business, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition or contribution had occurred on the first day of such period; and

(4) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into Holdings or any Restricted Subsidiary since the beginning of such period) made any Asset Disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (2) or (3) above if made by Holdings or a Restricted Subsidiary during such period, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto as if such Asset Disposition or Investment or acquisition of assets had occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to any calculation under this definition, the pro forma calculations will be determined in good faith by a responsible financial or accounting officer of Holdings (including pro forma expense and cost reductions; provided that (i) such expense and cost reductions are reasonably identifiable and factually supportable (as detailed in an Officer’s Certificate from a financial officer) and (ii) the actions required to attain such expense and cost reductions have been completed or are to be completed no later than 6 months after the consummation of the transaction for which pro forma effect is being given). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness will be calculated as if the average rate in effect from the beginning of such period to the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness, but if the remaining term of such Interest Rate Agreement is less than 12 months, then such Interest Rate Agreement shall only be taken into account for that portion of the period equal to the remaining term thereof). If any Indebtedness that is being given pro forma effect bears an interest rate at the option of Holdings or a Restricted Subsidiary, the interest rate shall be calculated by applying such optional rate chosen by Holdings or such Restricted Subsidiary. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as Holdings may designate.

“Consolidated EBITDA” for any period means, without duplication, the Consolidated Net Income for such period, plus the following, without duplication and to the extent deducted (and not added back) in calculating such Consolidated Net Income:

(1) Consolidated Interest Expense;

(2) Consolidated Income Taxes of Holdings and the Restricted Subsidiaries;

(3) consolidated depletion and depreciation expense of Holdings and the Restricted Subsidiaries;

(4) consolidated amortization expense or impairment charges of Holdings and the Restricted Subsidiaries recorded in connection with the application of Statement of Financial

Accounting Standard No. 142, “Goodwill and Other Intangibles” and Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets”; and

(5) other non-cash charges of Holdings and the Restricted Subsidiaries (excluding any such non-cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period not included in the calculation);

if applicable for such period; and less, to the extent included in calculating such Consolidated Net Income and in excess of any costs or expenses attributable thereto that were deducted (and not added back) in calculating such Consolidated Net Income, the sum of (x) the amount of deferred revenues that are amortized during such period and are attributable to reserves that are subject to Volumetric Production Payments, (y) amounts recorded in accordance with GAAP as repayments of principal and interest pursuant to Dollar-Denominated Production Payments and (z) other non-cash gains (excluding any non-cash gain to the extent it represents the reversal of an accrual or reserve for a potential cash item that reduced Consolidated EBITDA in any prior period).

Notwithstanding the preceding sentence, clauses (2) through (5) relating to amounts of a Restricted Subsidiary of a Person will be added to Consolidated Net Income to compute Consolidated EBITDA of such Person only to the extent (and in the same proportion) that the net income (loss) of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person and, to the extent the amounts set forth in clauses (2) through (5) are in excess of those necessary to offset a net loss of such Restricted Subsidiary or if such Restricted Subsidiary has net income for such period included in Consolidated Net Income, only if a corresponding amount would be permitted at the date of determination to be dividended to Holdings by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

“Consolidated Income Taxes” means, with respect to any Person for any period and without duplication, (a) Permitted Payments made and (b) taxes imposed upon such Person or other payments required to be made by such Person by any governmental authority which taxes or other payments are calculated by reference to the income, profits or capital of such Person or such Person and its Restricted Subsidiaries (to the extent such income or profits were included in computing Consolidated Net Income for such period), regardless of whether such taxes or payments are required to be remitted to any governmental authority.

“Consolidated Interest Expense” means, for any period, the total consolidated interest expense of Holdings and the Restricted Subsidiaries, whether paid or accrued, plus, to the extent not included in such interest expense and without duplication:

(1) interest expense attributable to Capitalized Lease Obligations and the interest component of any deferred payment obligations;

(2) amortization of debt discount and debt issuance cost (provided that any amortization of bond premium will be credited to reduce Consolidated Interest Expense unless, pursuant to GAAP, such amortization of bond premium has otherwise reduced Consolidated Interest Expense);

(3) non-cash interest expense;

(4) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(5) the interest expense on Indebtedness of another Person that is Guaranteed by Holdings or one of the Restricted Subsidiaries or secured by a Lien on assets of Holdings or one of the Restricted Subsidiaries;

(6) costs associated with Interest Rate Agreements (including amortization of fees); provided, however, that if Interest Rate Agreements result in net benefits rather than costs, such benefits shall be credited to reduce Consolidated Interest Expense unless, pursuant to GAAP, such net benefits are otherwise reflected in Consolidated Net Income;

(7) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period;

(8) all dividends paid or payable in cash, Cash Equivalents or Indebtedness or accrued during such period on any series of Disqualified Stock of Holdings or on Preferred Stock of its Restricted Subsidiaries payable to a party other than Holdings or a Wholly-Owned Subsidiary; and

(9) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than Holdings) in connection with Indebtedness Incurred by such plan or trust;

minus, to the extent included above, write-off of deferred financing costs (and interest) attributable to Dollar-Denominated Production Payments.

For the purpose of calculating the Consolidated Coverage Ratio in connection with the Incurrence of any Indebtedness described in the final paragraph of the definition of “Indebtedness,” the calculation of Consolidated Interest Expense shall include all interest expense (including any amounts described in clauses (1) through (9) above) relating to any Indebtedness of Holdings or any Restricted Subsidiary described in the final paragraph of the definition of “Indebtedness.”

“Consolidated Net Income” means, for any period, the aggregate net income (loss) of Holdings and the consolidated Subsidiaries determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends of such Person; provided, however, that there will not be included in such Consolidated Net Income:

(1) any net income (loss) of any Person (other than Holdings) if such Person is not a Restricted Subsidiary, except that:

(a) subject to the limitations contained in clauses (3), (4) and (5) below, Holdings’ equity in the net income of any such Person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to Holdings or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (2) below); and

(b) Holdings’ equity in a net loss of any such Person for such period will be included in determining such Consolidated Net Income to the extent such loss has been funded with cash from Holdings or a Restricted Subsidiary during such period;

(2) any net income (but not loss) of any Restricted Subsidiary if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to Holdings, except that:

(a) subject to the limitations contained in clauses (3), (4) and (5) below, Holdings’ equity in the net income of any such Restricted Subsidiary for such period will be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to Holdings or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause); and

(b) Holdings’ equity in a net loss of any such Restricted Subsidiary for such period will be included in determining such Consolidated Net Income;

(3) any gain (loss) realized upon the sale or other disposition of any property, plant or equipment of Holdings or its consolidated Subsidiaries (including pursuant to any Sale/Leaseback Transaction) which is not sold or otherwise disposed of in the ordinary course of business and any gain (loss) realized upon the sale or other disposition of any Capital Stock of any Person;

(4) any extraordinary or nonrecurring gains or losses, together with any related provision for taxes on such gains or losses and all related fees and expenses;

(5) the cumulative effect of a change in accounting principles;

(6) any asset impairment writedowns on Oil and Gas Properties under GAAP or SEC guidelines;

(7) any unrealized non-cash gains or losses or charges in respect of Hedging Obligations (including those resulting from the application of SFAS 133);

(8) income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued); and

(9) any non-cash compensation charge arising from any grant of stock, stock options or other equity based awards (including stock based compensation under SFAS 123R); provided that the proceeds resulting from any such grant will be excluded from clause (b)(1)(ii) of the first paragraph of the covenant described under “—Limitations on Restricted Payments” and the definition of Incremental Funds.

Consolidated Net Income will be reduced by the amount of Permitted Payments paid during such period to the extent that the related taxes have not reduced Consolidated Net Income by at least such amount.

“Credit Facility” means, with respect to Holdings, the Company or any Subsidiary Guarantor, one or more debt facilities (including, without limitation, the Senior Secured Credit Agreement), indentures or commercial paper facilities providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time (and whether or not with the original administrative agent and lenders or another administrative agent or agents or other lenders and whether provided under the original Senior Secured Credit Agreement or any other credit or other agreement or indenture).

“Currency Agreement” means in respect of a Person any foreign exchange contract, currency swap agreement, futures contract, option contract or other similar agreement as to which such Person is a party or a beneficiary.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) at the option of the holder of the Capital Stock) or upon the happening of any event:

(1) matures or is mandatorily redeemable (other than redeemable only for Capital Stock of such Person which is not itself Disqualified Stock) pursuant to a sinking fund obligation or otherwise;

(2) is convertible or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock which is convertible or exchangeable solely at the option of Holdings or a Restricted Subsidiary); or

(3) is redeemable at the option of the holder of the Capital Stock in whole or in part,

in each case on or prior to the date that is 91 days after the earlier of the date (a) of the Stated Maturity of the Notes or (b) on which there are no Notes outstanding; provided that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; provided further, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require Holdings to repurchase such Capital Stock upon the occurrence of a change of control or asset sale shall not constitute Disqualified Stock if the terms of such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) provide that (i) Holdings may not repurchase or redeem any such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) pursuant to such provision prior to compliance by Holdings with the provisions of the Indenture described under the captions “Change of control” and “Certain covenants—Limitation on sales of assets and Subsidiary stock” and (ii) such repurchase or redemption will be permitted solely to the extent also permitted in accordance with the provisions of the Indenture described under the caption “Certain covenants—Restricted Payments.”

The amount of any Disqualified Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were redeemed, repaid or repurchased on any date on which the amount of such Disqualified Stock is to be determined pursuant to the Indenture; provided, however, that if such Disqualified Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price will be the book value of such Disqualified Stock as reflected in the most recent financial statements of such Person.

“Dollar-Denominated Production Payments” means production payment obligations recorded as liabilities in accordance with GAAP, together with all undertakings and obligations in connection therewith.

“Energy Business” means: (1) the business of acquiring, exploring, exploiting, developing, producing, operating and disposing of interests in oil, natural gas, liquid natural gas and other hydrocarbon and mineral properties or products produced in association with any of the foregoing; (2) the business of gathering, marketing, distributing, treating, processing, storing, refining, selling and transporting of any production from such interests or properties and products produced in association therewith and the marketing of oil, natural gas, other hydrocarbons and minerals obtained from unrelated Persons; (3) any other related energy business, including power generation and electrical transmission business, directly or indirectly, from oil, natural gas and other hydrocarbons and minerals produced substantially from properties in which Holdings or the Restricted Subsidiaries, directly or indirectly, participates; (4) any business relating to oil field sales and service; (5) any other energy business that generates gross income at least 90% of which constitutes “qualifying income” under Section 7704(d)(1)(E) of the Code; and (6) any business or activity relating to, arising from, or necessary, appropriate or incidental to the activities described in the foregoing clauses (1) through (5) of this definition.

“Equity Offering” means (i) a public offering for cash by Holdings of Capital Stock (other than Disqualified Stock) made pursuant to a registration statement, other than public offerings registered on Form S-4 or S-8 and (ii) a private offering for cash by Holdings of its Capital Stock (other than Disqualified Stock).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Existing Notes” means the Issuers’ $400.0 million 10 3/4% senior notes due 2018.

“Existing Notes Indenture” means the indenture pursuant to which the Existing Notes were issued.

“Foreign Subsidiary” means any Restricted Subsidiary that is not organized under the laws of the United States of America or any state thereof or the District of Columbia.

“GAAP” means generally accepted accounting principles in the United States of America as in effect from time to time. All ratios and computations based on GAAP contained in the Indenture will be computed in conformity with GAAP.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

(2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” will not include endorsements for collection or deposit in the ordinary course of business or any obligation to the extent it is payable only in Capital Stock of the Guarantor that is not Disqualified Stock. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantor” means Holdings and each of the Subsidiary Guarantors, and collectively, the “Guarantors.”

“Guarantor Subordinated Obligation” means, with respect to a Guarantor, any Indebtedness of such Guarantor (whether outstanding on the Original Issue Date or thereafter Incurred) which is expressly subordinate in right of payment to the obligations of such Guarantor under its Guarantee pursuant to a written agreement.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement, Currency Agreement or Commodity Agreement.

“Holder” means a Person in whose name a Note is registered on the registrar’s books.

“Holdings” means Atlas Energy Resources, LLC.

“Hydrocarbons” means oil, natural gas, casing head gas, drip gasoline, natural gasoline, condensate, distillate, liquid hydrocarbons, gaseous hydrocarbons and all constituents, elements or compounds thereof and products refined or processed therefrom.

“Incur” means issue, create, assume, Guarantee, incur or otherwise become directly or indirectly liable for, contingently or otherwise; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary; and the terms “Incurred” and “Incurrence” have meanings correlative to the foregoing.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication, whether or not contingent):

(1) the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money;

(2) the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) reimbursement obligations in respect of letters of credit, bankers’ acceptances and contingent obligations of such Person;

(4) the principal component of all obligations of such Person (other than obligations payable solely in Capital Stock that is not Disqualified Stock) to pay the deferred and unpaid purchase price of property (except accrued expenses and trade payables and other accrued liabilities arising in the ordinary course of business that are not overdue by 90 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted), which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto to the extent such obligations would appear as a liabilities upon the consolidated balance sheet of such Person in accordance with GAAP;

(5) Capitalized Lease Obligations of such Person to the extent such Capitalized Lease Obligations would appear as liabilities on the consolidated balance sheet of such Person in accordance with GAAP;

(6) the principal component or liquidation preference of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary that is not a Subsidiary Guarantor, any Preferred Stock (but excluding, in each case, any accrued dividends);

(7) the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person;

provided, however, that the amount of such Indebtedness will be the lesser of (a) the fair market value of such asset at such date of determination (as determined in the good faith by the Board of Directors) and (b) the amount of such Indebtedness of such other Persons;

(8) the principal component of Indebtedness of other Persons to the extent Guaranteed by such Person; and

(9) to the extent not otherwise included in this definition, net obligations of such Person under Commodity Agreements, Currency Agreements and Interest Rate Agreements (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such obligation that would be payable by such Person at such time).

provided, however, that any indebtedness which has been defeased in accordance with GAAP or defeased pursuant to the deposit of cash or Cash Equivalents (in an amount sufficient to satisfy all such indebtedness obligations at maturity or redemption, as applicable, and all payments of interest and premium, if any) in a trust or account created or pledged for the sole benefit of the holders of such indebtedness, and subject to no other Liens, shall not constitute “Indebtedness.”

The amount of Indebtedness of any Person at any date will be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

Notwithstanding the preceding, “Indebtedness” shall not include:

(1) Production Payments and Reserve Sales;

(2) any obligation of a Person in respect of a farm-in agreement or similar arrangement whereby such Person agrees to pay all or a share of the drilling, completion or other expenses of an exploratory or development well (which agreement may be subject to a maximum payment obligation, after which expenses are shared in accordance with the working or participation interest therein or in accordance with the agreement of the parties) or perform the drilling, completion or other operation on such well in exchange for an ownership interest in an oil or gas property;

(3) any obligations under Currency Agreements, Commodity Agreements and Interest Rate Agreements; provided, that such Agreements are entered into for bona fide hedging purposes of Holdings or the Restricted Subsidiaries (as determined in good faith by the Board of Directors or senior management of the Company, whether or not accounted for as a hedge in accordance with GAAP) and, in the case of Currency Agreements or Commodity Agreements, such Currency Agreements or Commodity Agreements are related to business transactions of Holdings or its Restricted Subsidiaries entered into in the ordinary course of business and, in the case of Interest Rate Agreements, such Interest Rate Agreements substantially correspond in terms of notional amount, duration and interest rates, as applicable, to Indebtedness of Holdings or the Restricted Subsidiaries Incurred without violation of the Indenture;

(4) any obligation arising from agreements of Holdings or a Restricted Subsidiary providing for indemnification, Guarantees, adjustment of purchase price, holdbacks, contingency payment obligations or similar obligations (other than Guarantees of Indebtedness), in each case, Incurred or assumed in connection with the acquisition or disposition of any business, assets or Capital Stock of a Restricted Subsidiary; provided that such Indebtedness is not reflected on the face of the balance sheet of Holdings or any Restricted Subsidiary;

(5) any obligation arising from the honoring by a bank or other financial institution of a check, draft or similar instrument (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of Incurrence;

(6) in-kind obligations relating to net oil or natural gas balancing positions arising in the ordinary course of business; and

(7) all contracts and other obligations, agreements instruments or arrangements described in clauses (20), (21), (22), (29)(a) or (30) of the definition of “Permitted Liens.”

In addition, “Indebtedness” of any Person shall include Indebtedness described in the first paragraph of this definition of “Indebtedness” that would not appear as a liability on the balance sheet of such Person if:

(1) such Indebtedness is the obligation of a partnership or joint venture that is not a Restricted Subsidiary (a “Joint Venture”);

(2) such Person or a Restricted Subsidiary of such Person is a general partner of the Joint Venture or otherwise liable for all or a portion of the Joint Venture’s liabilities (a “General Partner”); and

(3) there is recourse, by contract or operation of law, with respect to the payment of such Indebtedness to property or assets of such Person or a Restricted Subsidiary of such Person; and then such Indebtedness shall be included in an amount not to exceed:

(a) the lesser of (i) the net assets of the General Partner and (ii) the entire amount of such obligations to the extent that there is recourse, by contract or operation of law, to the property or assets of such Person or a Restricted Subsidiary of such Person; or

(b) if less than the amount determined pursuant to clause (a) immediately above, the actual amount of such Indebtedness that is recourse to such Person or a Restricted Subsidiary of such Person, if the Indebtedness is evidenced by a writing and is for a determinable amount.

“Interest Rate Agreement” means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

“Investment” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan or other extensions of credit (including by way of Guarantee or similar arrangement, but excluding any debt or extension of credit represented by a bank deposit other than a time deposit and advances or extensions of credit to customers in the ordinary course of business) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments (excluding any interest in a crude oil or natural gas leasehold to the extent constituting a security under applicable law) issued by, such other Person and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that none of the following will be deemed to be an Investment:

(1) Hedging Obligations entered into in the ordinary course of business and in compliance with the Indenture;

(2) endorsements of negotiable instruments and documents in the ordinary course of business; and

(3) an acquisition of assets, Capital Stock or other securities by Holdings or a Subsidiary for consideration to the extent such consideration consists of Common Stock of Holdings.

The amount of any Investment shall not be adjusted for increases or decreases in value, write-ups, write-downs or write-offs with respect to such Investment.

For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “Certain covenants—Limitation on Restricted Payments,”

(1) “Investment” will include the portion (proportionate to Holdings’ equity interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the fair market value of the net assets of such Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, Holdings will be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (a) Holdings’ “Investment” in such Subsidiary at the time of such redesignation less (b) the portion (proportionate to Holdings’ equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary (as conclusively determined by the Board of Directors of Holdings in good faith) at the time that such Subsidiary is so re-designated a Restricted Subsidiary; and

(2) any property transferred to or from an Unrestricted Subsidiary will be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors of Holdings.

“Issue Date” means the first date on which the Notes are issued under the Indenture.

“Lien” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

“Management Agreement” means the Management Agreement dated as of December 18, 2006 between Holdings and Atlas Energy Management, Inc., a Delaware corporation.

“Merger Date” means the date upon which ATLS Merger Sub, LLC merges with and into Holdings with Holdings surviving the merger as a directly and indirectly wholly owned subsidiary of Parent in accordance with and pursuant to that certain Agreement and Plan of Merger, dated as of April 27, 2009 by and among Holdings, Parent, Atlas Energy Management, Inc. and ATLS Merger Sub, LLC, as the same may be amended.

“Minority Interest” means the percentage interest represented by any shares of any class of Capital Stock of a Restricted Subsidiary that are not owned by Holdings or a Restricted Subsidiary.

“Net Available Cash” from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and net proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of:

(1) all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses Incurred, and all federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP (after taking into account any available tax credits or deductions and any tax sharing agreements), as a consequence of such Asset Disposition;

(2) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition;

(3) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures or to holders of royalty or similar interests as a result of such Asset Disposition; and

(4) the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by Holdings or any Restricted Subsidiary after such Asset Disposition.

“Net Cash Proceeds,” with respect to any issuance or sale of Capital Stock or any contribution to equity capital, means the cash proceeds of such issuance, sale or contribution net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually Incurred in connection with such issuance, sale or contribution and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements).

“Net Working Capital” means (a) all current assets of Holdings and the Restricted Subsidiaries except current assets from commodity price risk management activities arising in the ordinary course of the Energy Business, less (b) all current liabilities of Holdings and the Restricted Subsidiaries, except current liabilities included in Indebtedness and any current liabilities from commodity price risk management activities arising in the ordinary course of the Energy Business, in each case as set forth in the consolidated financial statements of Holdings prepared in accordance with GAAP.

“Non-Recourse Debt” means Indebtedness of a Person:

(1) as to which neither Holdings nor any Restricted Subsidiary (a) provides any Guarantee or credit support of any kind (including any undertaking, guarantee, indemnity, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable (as a guarantor or otherwise);

(2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of Holdings or any Restricted Subsidiary to declare a default under such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

(3) the explicit terms of which provide there is no recourse against any of the assets of Holdings or its Restricted Subsidiaries.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, any Vice President, the Treasurer or the Secretary of Holdings. Officer of the Company or of any Guarantor has a correlative meaning.

“Officers’ Certificate” means a certificate signed by an Officer of the Company.

“Operating Agreement” means the Amended and Restated Operating Agreement of Holdings dated December 18, 2006 as in effect on the date hereof.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Issuers or the Trustee.

“Original Issue Date” means January 23, 2008.

“Parent” means Atlas America, Inc.

“Parent Change of Control” means:

(1) any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), is or becomes the Beneficial Owner, directly or indirectly, of more than 50% of the total voting power of the Voting Stock of Parent (or its successor by merger, consolidation or purchase of all or substantially all of its assets) (for the purposes of this clause (1), such person or group shall be deemed to Beneficially Own any Voting Stock of Parent held by a parent entity, if such person or group Beneficially Owns, directly or indirectly, more than 50% of the total voting power of the Voting Stock of such parent entity); or

(2) the first day on which a majority of the members of the Board of Directors of Parent are not (i) nominated by the Board of Directors or (ii) appointed by directors so nominated; or

(3) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of Parent and its Subsidiaries taken as a whole to any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act); or

(4) the adoption by the members of Parent of a plan or proposal for the liquidation or dissolution of Parent.

“Pari Passu Indebtedness” means Indebtedness that ranks equally in right of payment to the Notes, including the Existing Notes.

“Permitted Business Investment” means any Investment made in the ordinary course of, and of a nature that is or shall have become customary in, the Energy Business including investments or expenditures for actively exploiting, exploring for, acquiring, developing, producing, processing, gathering, marketing or transporting oil, natural gas or other hydrocarbons and minerals through agreements, transactions, interests or arrangements which permit one to share risks or costs, comply with regulatory requirements regarding local ownership or satisfy other objectives customarily achieved through the conduct of the Energy Business jointly with third parties, including:

(1) ownership interests in oil, natural gas, other hydrocarbons and minerals properties, liquid natural gas facilities, processing facilities, gathering systems, pipelines, storage facilities or related systems or ancillary real property interests;

(2) Investments in the form of or pursuant to operating agreements, working interests, royalty interests, mineral leases, processing agreements, farm-in agreements, farm-out agreements, contracts for the sale, transportation or exchange of oil, natural gas, other hydrocarbons and minerals, production sharing agreements, participation agreements, development agreements, area of mutual interest agreements, unitization agreements, pooling agreements, joint bidding agreements, service contracts, joint venture agreements, partnership agreements (whether general or limited), subscription agreements, stock purchase agreements, stockholder agreements and other similar agreements (including for limited liability companies) with third parties (including Unrestricted Subsidiaries); and

(3) direct or indirect ownership interests in drilling rigs and related equipment, including, without limitation, transportation equipment.

“Permitted Investment” means an Investment by Holdings or any Restricted Subsidiary in:

(1) Holdings, a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is the Energy Business;

(2) another Person whose primary business is the Energy Business if as a result of such Investment such other Person becomes a Restricted Subsidiary or is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, Holdings or a Restricted Subsidiary and, in each case, any Investment held by such Person; provided, that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation or transfer;

(3) cash and Cash Equivalents;

(4) receivables owing to Holdings or any Restricted Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as Holdings or any such Restricted Subsidiary deems reasonable under the circumstances;

(5) payroll, commission, travel, relocation and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6) loans or advances to employees made in the ordinary course of business consistent with past practices of Holdings or such Restricted Subsidiary;

(7) Capital Stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to Holdings or any Restricted Subsidiary or in satisfaction of judgments;

(8) Investments made as a result of the receipt of non-cash consideration from an Asset Disposition that was made pursuant to and in compliance with the covenant described under “Certain covenants—Limitation on sales of assets and Subsidiary stock”;

(9) Investments in existence on the Original Issue Date;

(10) Commodity Agreements, Currency Agreements, Interest Rate Agreements and related Hedging Obligations, which transactions or obligations are Incurred in compliance with “Certain covenants—Limitation on Indebtedness and Preferred Stock”;

(11) Guarantees issued in accordance with the covenant described under “Certain covenants—Limitation on Indebtedness and Preferred Stock”;

(12) any Asset Swap or acquisition of Additional Assets made in accordance with the covenant described under “Certain covenants—Limitation on sales of assets and Subsidiary stock”;

(13) Permitted Business Investments;

(14) any Person where such Investment was acquired by Holdings or any of the Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by Holdings or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (b) as a result of a foreclosure by Holdings or any of the Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(15) any Person to the extent such Investments consist of prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits made in the ordinary course of business by Holdings or any Restricted Subsidiary;

(16) Guarantees of performance or other obligations (other than Indebtedness) arising in the ordinary course in the Energy Business, including obligations under oil and natural gas exploration, development, joint operating, and related agreements and licenses or concessions related to the Energy Business;

(17) acquisitions of assets, Equity Interests or other securities by Holdings for consideration consisting of Common Stock of Holdings;

(18) Investments in the Existing Notes and the Notes; and

(19) Investments by Holdings or any of the Restricted Subsidiaries, together with all other Investments pursuant to this clause (19) or, with respect to Investments made prior to the Issue Date, such similar provision in the Existing Notes Indenture, in an aggregate amount outstanding at the time of such Investment not to exceed the greater of (a) $40.0 million and (b) 3.0% of Adjusted Consolidated Net Tangible Assets determined as of the date of such Investment, in each case outstanding at any one time (with the fair market value of such Investment being measured at the time such Investment is made and without giving effect to subsequent changes in value).

“Permitted Liens” means, with respect to any Person:

(1) Liens securing Indebtedness and other obligations under, and related Hedging Obligations and Liens on assets of Restricted Subsidiaries securing Guarantees of Indebtedness and other obligations of Holdings under, any Credit Facility permitted to be Incurred under the Indenture under the provisions described in clause (1) of the second paragraph under “Certain covenants—Limitation on Indebtedness and Preferred Stock”;

(2) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws, social security or old age pension laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits (which may be secured by a Lien) to secure public or statutory obligations of such Person including letters of credit and bank guarantees required or requested by the United States, any State thereof or any foreign government or any subdivision, department, agency, organization or instrumentality of any of the foregoing in connection with any contract or statute (including lessee or operator obligations under statutes, governmental regulations, contracts or instruments related to the ownership, exploration and production of oil, natural gas, other hydrocarbons and minerals on State, Federal or foreign lands or waters), or deposits of cash or United States government bonds to secure indemnity performance, surety or appeal bonds or other similar bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(3) statutory and contractual Liens of landlords and Liens imposed by law, including operators’, vendors’, suppliers’, workers’, construction carriers’, warehousemen’s, mechanics’ materialmen’s and repairmen’s Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings if a reserve or other appropriate provisions, if any, as shall be required by GAAP shall have been made in respect thereof;

(4) Liens for taxes, assessments or other governmental charges or claims not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings; provided that appropriate reserves, if any, required pursuant to GAAP have been made in respect thereof;

(5) Liens in favor of issuers of surety or performance bonds or letters of credit or bankers’ acceptances issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(6) survey exceptions, encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which do not in the aggregate materially adversely affect the value of the assets of such Person and its Restricted Subsidiaries, taken as a whole, or materially impair their use in the operation of the business of such Person;

(7) Liens securing Hedging Obligations;

(8) leases, licenses, subleases and sublicenses of assets (including, without limitation, real property and intellectual property rights) which do not materially interfere with the ordinary conduct of the business of Holdings or any of the Restricted Subsidiaries;

(9) prejudgment Liens and judgment Liens not giving rise to an Event of Default so long as any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(10) Liens for the purpose of securing the payment of all or a part of the purchase price of, or Capitalized Lease Obligations, purchase money obligations or other payments Incurred to finance the acquisition, lease, improvement or construction of or repairs or additions to, assets or property acquired or constructed in the ordinary course of business; provided that;

(a) the aggregate principal amount of Indebtedness secured by such Liens is otherwise permitted to be Incurred under the Indenture and does not exceed the cost of the assets or property so acquired or constructed; and

(b) such Liens are created within 180 days of the later of the acquisition, lease, completion of improvements, construction, repairs or additions or commencement of full operation of the assets or property subject to such Lien and do not encumber any other assets or property of Holdings or any Restricted Subsidiary other than such assets or property and assets affixed or appurtenant thereto;

(11) Liens arising solely by virtue of any statutory or common law provisions relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution; provided that:

(a) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by Holdings in excess of those set forth by regulations promulgated by the Federal Reserve Board; and

(b) such deposit account is not intended by Holdings or any Restricted Subsidiary to provide collateral to the depository institution;

(12) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by Holdings and the Restricted Subsidiaries in the ordinary course of business;

(13) Liens existing on the Original Issue Date;

(14) Liens on property or shares of Capital Stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such other Person becoming a Subsidiary; provided further, however, that any such Lien may not extend to any other property owned by Holdings or any Restricted Subsidiary (other than assets or property affixed or appurtenant thereto);

(15) Liens on property at the time Holdings or any of the Subsidiaries acquired the property, including any acquisition by means of a merger or consolidation with or into Holdings or any of the Subsidiaries; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such acquisition; provided further, however, that such Liens may not extend to any other property owned by Holdings or any Restricted Subsidiary (other than assets or property affixed or appurtenant thereto);

(16) Liens securing Indebtedness or other obligations of a Subsidiary owing to Holdings, the Company or a Wholly-Owned Subsidiary;

(17) Liens securing the Notes, Guarantees and other obligations under the Indenture;

(18) Liens securing Refinancing Indebtedness Incurred to refinance Indebtedness that was previously so secured, provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property or assets that is the security for a Permitted Lien hereunder;

(19) any interest or title of a lessor under any Capitalized Lease Obligation or operating lease;

(20) Liens in respect of Production Payments and Reserve Sales, which Liens shall be limited to the property that is the subject of such Production Payments and Reserve Sales;

(21) Liens arising under farm-out agreements, farm-in agreements, oil and gas leases, division orders, marketing agreements, processing agreements, development agreements, contracts for the sale, purchase, exchange, transportation, gathering or processing of Hydrocarbons, unitizations and pooling designations, declarations, orders and agreements, development agreements, joint venture agreements, partnership agreements, operating agreements, royalties, working interests, net profits interests, joint interest billing arrangements, participation agreements, production sales contracts, area of mutual interest agreements, gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, and other agreements which are customary in the Energy Business;

(22) Liens on pipelines or pipeline facilities that arise by operation of law;

(23) Liens securing Indebtedness (other than Subordinated Obligations and Guarantor Subordinated Obligations) in an aggregate principal amount outstanding at any one time, added together with all other Indebtedness secured by Liens Incurred pursuant to this clause (23) or, with respect to Liens incurred before the Issue Date, such similar provision in the Existing Notes Indenture, not to exceed the greater of (a) $15.0 million and (b) 1.0% of Adjusted Consolidated Net Tangible Assets determined as of the date of such incurrence;

(24) Liens in favor of the Issuers or any Guarantor;

(25) deposits made in the ordinary course of business to secure liability to insurance carriers;

(26) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(27) Liens deemed to exist in connection with Investments in repurchase agreements permitted under “Certain covenants—Limitation on Indebtedness and Preferred Stock”; provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreement;

(28) Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(29) any (a) interest or title of a lessor or sublessor under any lease, liens reserved in oil, gas or other Hydrocarbons, minerals, leases for bonus, royalty or rental payments and for compliance with the terms of such leases; (b) restriction or encumbrance that the interest or title of such lessor or sublessor may be subject to (including, without limitation, ground leases or other prior leases of the demised premises, mortgages, mechanics’ liens, tax liens, and easements); or (c) subordination of the interest of the lessee or sublessee under such lease to any restrictions or encumbrance referred to in the preceding clause (b);

(30) Liens (other than Liens securing Indebtedness) on, or related to, assets to secure all or part of the costs incurred in the ordinary course of the Energy Business for the exploration, drilling, development, production, processing, transportation, marketing, storage or operation thereof;

(31) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(32) Liens arising under the Indenture in favor of the Trustee for its own benefit and similar Liens in favor of other trustees, agents and representatives arising under instruments governing Indebtedness permitted to be incurred under the Indenture, provided, however, that such Liens are solely for the benefit of the trustees, agents or representatives in their capacities as such and not for the benefit of the holders of such Indebtedness;

(33) Liens arising from the deposit of funds or securities in trust for the purpose of decreasing or defeasing Indebtedness so long as such deposit of funds or securities and such decreasing or defeasing of Indebtedness are permitted under the covenant described under “—Certain covenants—Limitation on Restricted Payments”; and

(34) Liens in favor of collecting or payor banks having a right of setoff, revocation, or charge back with respect to money or instruments of Holdings or any Subsidiary of Holdings on deposit with or in possession of such bank.

In each case set forth above, notwithstanding any stated limitation on the assets that may be subject to such Lien, a Permitted Lien on a specified asset or group or type of assets may include Liens on all improvements, additions and accessions thereto and all products and proceeds thereof (including dividends, distributions and increases in respect thereof).

“Permitted Payments” means, so long as Holdings is an entity taxable as a partnership or a disregarded entity for federal income tax purposes, distributions to the direct or indirect owners or members of Holdings in amounts, with respect to any period, not to exceed the Tax Amount for each such Person for such period; provided that such distributions shall not exceed the excess of income taxes (computed as if Holdings and Holdings’ Subsidiaries were a single entity) over income taxes payable directly by Holdings or Holdings’ Subsidiaries.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision hereof or any other entity.

“Preferred Stock,” as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

“Production Payments and Reserve Sales” means the grant or transfer by Holdings or a Restricted Subsidiary to any Person of a royalty, overriding royalty, net profits interest, production payment (whether volumetric or dollar denominated), partnership or other interest in oil and gas properties, reserves or the right to receive all or a portion of the production or the proceeds from the sale of production attributable to such properties where the holder of such interest has recourse solely to such production or proceeds of production, subject to the obligation of the grantor or transferor to operate and maintain, or cause the subject interests to be operated and maintained, in a reasonably prudent manner or other customary standard or subject to the obligation of the grantor or transferor to indemnify for environmental, title or other matters customary in the Energy Business, including any such grants or transfers pursuant to incentive compensation programs on terms that are reasonably customary in the Energy Business for geologists, geophysicists or other providers of technical services to Holdings or a Restricted Subsidiary.

“Refinancing Indebtedness” means Indebtedness that is Incurred to refund, refinance, replace, exchange, renew, repay, extend, prepay, redeem or retire (including pursuant to any defeasance or discharge mechanism) (collectively, “refinance,” “refinances” and “refinanced” shall have correlative meanings) any Indebtedness (including Indebtedness of Holdings that refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary, but excluding Indebtedness of a Subsidiary that is not a Restricted Subsidiary that refinances Indebtedness of Holdings or a Restricted Subsidiary), including Indebtedness that refinances Refinancing Indebtedness, provided, however, that:

(1) (a) if the Stated Maturity of the Indebtedness being refinanced is earlier than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced or (b) if the Stated Maturity of the Indebtedness being refinanced is later than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity at least 91 days later than the Stated Maturity of the Notes;

(2) the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced;

(3) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced (plus, without duplication, any additional Indebtedness Incurred to pay interest, premiums or defeasance costs required by the instruments governing such existing Indebtedness and fees and expenses Incurred in connection therewith); and

(4) if the Indebtedness being refinanced is subordinated in right of payment to the Notes or the Guarantee, such Refinancing Indebtedness is subordinated in right of payment to the Notes or the Guarantee on terms at least as favorable to the holders as those contained in the documentation governing the Indebtedness being refinanced.

“Restricted Investment” means any Investment other than a Permitted Investment.

“Restricted Subsidiary” means any Subsidiary of Holdings other than an Unrestricted Subsidiary.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired whereby Holdings or a Restricted Subsidiary transfers such property to a Person and Holdings or a Restricted Subsidiary leases it from such Person.

“SEC” means the United States Securities and Exchange Commission.

“Senior Secured Credit Agreement” means the Credit Agreement dated as of June 29, 2007 among Holdings, as Parent Guarantor, the Company, as Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, and the lenders parties thereto from time to time, including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements, refundings or refinancings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “Certain covenants—Limitation on Indebtedness and Preferred Stock” above).

“Significant Subsidiary” means any Restricted Subsidiary (other than an Issuer) that would be a “Significant Subsidiary” of Holdings within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC, as in effect on the Original Issue Date.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Subordinated Obligation” means any Indebtedness of an Issuer (whether outstanding on the original Issue Date or thereafter Incurred) that is subordinate or junior in right of payment to the Notes pursuant to a written agreement.

“Subsidiary” of any Person means:

(1) any corporation, association or other business entity (other than an entity referred to in clause (2) below) of which more than 50% of the total Voting Stock is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (whether general or limited), limited liability company or joint venture (a) the sole general partner or the managing general partner or managing member of which is such Person or a Subsidiary of such Person, or (b) if there are more than a single general partner or member, either (i) the only general partners or managing members of which are such Person and/or one or more Subsidiaries of such Person (or any combination thereof) or (ii) such Person owns or controls, directly or indirectly, a majority of the outstanding general partner interests, member interests or other Voting Stock of such partnership, limited liability company or joint venture, respectively.

“Subsidiary Guarantee” means, individually, any Guarantee of payment of the Notes by a Subsidiary Guarantor pursuant to the terms of the Indenture and any supplemental indenture thereto, and, collectively, all such Subsidiary Guarantees. Each such Subsidiary Guarantee will be in the form prescribed by the Indenture.

“Subsidiary Guarantor” means AER Pipeline Construction Inc., AIC, LLC, Atlas America, LLC, Atlas Energy Indiana, LLC, Atlas Energy Michigan, LLC, Atlas Energy Ohio, LLC, Atlas Energy Tennessee, LLC, Atlas Gas & Oil Company, LLC, Atlas Noble, LLC, Atlas Resources, LLC, REI-NY, LLC, Resource Energy, LLC, Resource Well Services, LLC, Viking Resources, LLC and Westside Pipeline Company, LLC and any Restricted Subsidiary created or acquired by Holdings after the Issue Date (other than a Foreign Subsidiary and any Unrestricted Subsidiary) that is required to provide a guarantee as described under the heading “Future guarantors”.

“Tax Amount” means, with respect to any Person for any period, the combined federal, state and local income taxes that would be paid by such Person if it were a New York corporation located in New York City filing separate tax returns with respect to its Taxable Income for such period; provided, however, that in determining the Tax Amount, the effect thereon of any net operating loss carryforwards or other carryforwards or tax attributes, such as alternative minimum tax carryforwards, that would have arisen if such Person were a New York corporation located in New York City shall be taken into account. Notwithstanding anything to the contrary, Tax Amount should not include taxes resulting from such Person’s reorganization as or change in the status of a corporation.

“Taxable Income” means, with respect to any Person for any period, such Person’s distributive share of Holdings’ or Holdings’ Subsidiaries’ taxable income or loss for such period for federal, state or local income tax purposes; provided that (1) all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss, (2) any basis adjustment made in connection with an election under Section 754 of the Code shall be disregarded and (3) such taxable income shall be increased or such taxable loss shall be decreased by the amount of any interest expense incurred by Holdings that is not treated as deductible for federal income tax purposes by a partner or member of Holdings.

“Unrestricted Subsidiary” means:

(1) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Company in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger or consolidation or Investment therein) to be an Unrestricted Subsidiary only if:

(1) such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of or have any Investment in, or own or hold any Lien on any property of, any other Subsidiary of the Company which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary;

(2) all the Indebtedness of such Subsidiary and its Subsidiaries shall, at the date of designation, and will at all times thereafter, consist of Non-Recourse Debt;

(3) on the date of such designation, such designation and the Investment of the Company or a Restricted Subsidiary in such Subsidiary complies with “Certain covenants—Limitation on Restricted Payments”;

(4) such Subsidiary is a Person with respect to which neither the Company nor any of the Restricted Subsidiaries has any direct or indirect obligation:

(a) to subscribe for additional Capital Stock of such Person; or

(b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(5) on the date such Subsidiary is designated an Unrestricted Subsidiary, such Subsidiary is not a party to any agreement, contract, arrangement or understanding with Holdings or any Restricted Subsidiary with terms substantially less favorable to Holdings than those that might have been obtained from Persons who are not Affiliates of Holdings.

In addition, without further designation, Anthem Securities, Inc. will be an Unrestricted Subsidiary.

Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a resolution of the Board of Directors of the Company giving effect to such designation and an Officers’ Certificate certifying that such designation complies with the foregoing conditions. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be Incurred as of such date.

The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and Holdings could Incur at least $1.00 of additional Indebtedness under the first paragraph of the covenant described under “Certain covenants—Limitation on Indebtedness and Preferred Stock” on a pro forma basis taking into account such designation.

“U.S. Government Obligations” means securities that are (a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depositary receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depositary receipt.

“Volumetric Production Payments” means production payment obligations recorded as deferred revenue in accordance with GAAP, together with all undertakings and obligations in connection therewith.

“Voting Stock” of an entity means all classes of Capital Stock of such entity then outstanding and normally entitled to vote in the election of members of such entity’s Board of Directors.

“Wholly-Owned Subsidiary” means a Restricted Subsidiary, all of the Capital Stock of which (other than directors’ qualifying shares) is owned by Holdings or another Wholly-Owned Subsidiary.

Certain United States federal income tax consequences

The following is a summary of material United States federal income tax considerations relating to the holders’ purchase, ownership and disposition of the notes, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, regulations, rulings and judicial decisions as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income tax consequences different from those set forth below. We have not sought any rulings from the Internal Revenue Service or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary assumes that the notes are held as capital assets (generally, property held for investment) and only addresses initial purchasers of the notes who purchased the notes in this offering at their initial offering price. This summary does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction or any U.S. estate or gift tax considerations. In addition, this discussion does not address tax considerations applicable to a holder’s particular circumstances or to holders that may be subject to special tax rules, including, without limitation: holders subject to the alternative minimum tax; banks; tax-exempt organizations; insurance companies; dealers in securities or commodities; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; financial institutions; U.S. holders whose functional currency is not the U.S. dollar; partnerships or other pass-through entities or investors in such entities; U.S. expatriates; persons that will hold the notes as a position in a straddle or as part of a hedging or conversion or other risk reduction transaction; or persons deemed to sell the notes under the constructive sale provisions of the Code.

If a partnership holds notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our notes, you should consult your tax advisor.

THIS SUMMARY OF MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

PURSUANT TO U.S. TREASURY DEPARTMENT CIRCULAR 230, WE ARE INFORMING YOU THAT (A) THIS SUMMARY IS NOT INTENDED AND WAS NOT WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES UNDER THE U.S. FEDERAL TAX LAWS THAT MAY BE IMPOSED ON THE TAXPAYER, (B) THIS SUMMARY WAS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING BY US OF THE NOTES, AND (C) EACH TAXPAYER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Consequences to U.S. holders

The following is a summary of United States federal income tax consequences that will apply to you if you are a U.S. holder of the notes. Certain consequences to “non-U.S. holders” of the notes are described under “—Consequences to non-U.S. holders” below. “U.S. holder” means a beneficial owner of a note that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust that (1) is subject to the supervision of a court within the United States and that has one or more United States persons with authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

Payments of interest

Stated interest on the notes will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for tax purposes.

Sale, exchange or other taxable disposition of notes

You will generally recognize gain or loss upon the sale, exchange or other taxable disposition of a note equal to the difference between the amount realized upon the sale, exchange or other taxable disposition (less any amount attributable to accrued stated interest, which will be taxable as described above) and your adjusted tax basis in the note. Your adjusted tax basis in a note will generally equal the amount you paid for the note. Any gain or loss recognized on a disposition of the note will be a capital gain or loss. If you are a non-corporate holder and have held the note for more than one year, such capital gain will generally be subject to tax at a maximum rate of 15% through 2010, and 20% thereafter. Your ability to deduct capital losses may be limited.

Consequences to non-U.S. holders

The following is a summary of United States federal tax consequences that will apply to you if you are a non-U.S. holder of notes. The term “non-U.S. holder” means a beneficial owner of a note that is for U.S. federal income tax purposes a nonresident alien individual or a corporation, trust or estate that is not a U.S. holder.

Special rules may apply to certain non-U.S. holders such as controlled foreign corporations, passive foreign investment companies and foreign personal holding companies. Such entities should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Payments of interest

Subject to the discussion of backup withholding below, the payment to you of interest on a note that is not effectively connected with a non-U.S. holder’s United States trade or business generally will not be subject to United States federal income or withholding tax provided that:

•	you do not actually or constructively own 10% or more of our capital or profits interests or 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable Treasury regulations;

•	you are not a controlled foreign corporation that is related to us through stock ownership as provided in the Code and applicable Treasury regulations;

•	you are not a bank whose receipt of interest on the notes is in connection with an extension of credit made pursuant to a loan agreement entered into in the ordinary course of your trade or business; and

•	(1) you provide us or our agent with your name and address on an IRS Form W-8BEN and you certify under penalty of perjury that you are not a United States person, or (2) a bank, brokerage house or other financial institution that holds the notes on your behalf in the ordinary course of its trade or business certifies to us or our agent, under penalty of perjury, that such holder has received an IRS Form W-8BEN from you and furnishes us or our agent with a copy of the properly completed IRS Form W-8BEN.

If you cannot satisfy the requirements described in the immediately preceding paragraph, payments of interest made to you will be subject to a 30% United States federal withholding tax unless you provide us with a properly executed:

•	IRS Form W-8BEN claiming an exemption from, or reduction in the rate of, withholding under an applicable income tax treaty; or

•	IRS Form W-8ECI stating that the interest paid on the note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

In addition, you may, under certain circumstances, be required to obtain a United States taxpayer identification number, or TIN.

If you are engaged in a trade or business in the United States and interest on the note is effectively connected with the conduct of that trade or business, you generally will be subject to United States federal income tax on such interest in the same manner as if you were a U.S. holder, unless you can claim an exemption under an applicable income tax treaty. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States. Payments of interest to you will generally be subject to reporting requirements, even though these payments are not subject to a 30% United States federal withholding tax.

Sale, exchange, or other taxable disposition of the notes

Generally, you will not be subject to United States federal income tax with respect to gain realized on the sale, exchange, redemption or other taxable disposition of a note unless:

•	the gain is effectively connected with the conduct by you of a trade or business in the United States; or

•	if you are a nonresident alien individual, you are present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met.

If a non-U.S. holder’s gain is effectively connected with a United States trade or business, the holder generally will be required to pay U.S. federal income tax on the net gain derived from the sale in the same manner as if it were a U.S. person. If such a non-U.S. holder is a corporation, the holder may also, under certain circumstances, be subject to branch profits tax at a 30% rate (or lower applicable treaty rate). If a non-U.S. holder is subject to the 183-day rule described above, the holder generally will be subject to a U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable treaty) on the amount by which capital gains allocable to U.S. sources (including gains from the sale, exchange, retirement or other disposition of the note) exceed capital losses allocable to U.S. sources.

Information reporting and backup withholding

U.S. holders

U.S. holders, unless otherwise exempt as noted below, will be subject to information reporting with respect to payments of interest and the gross proceeds from the sale, exchange, redemption or other disposition of a note. Backup withholding at a rate equal to 28% for amounts paid through calendar year 2010 (31% thereafter) may apply to payments of interest and to the gross proceeds from the sale, exchange, redemption or other disposition of a note if the U.S. holder:

•	fails to furnish its TIN on an IRS Form W-9 within a reasonable time after we request this information;

•	furnishes an incorrect TIN;

•	is informed by the IRS that it is subject to backup withholding; or

•	fails, under certain circumstances, to provide a certified statement signed under penalty of perjury that the TIN provided is its correct number and that it is not subject to backup withholding.

Certain persons are exempt from information reporting and backup withholding, including corporations and certain financial institutions. Holders of the notes should consult their tax advisors as to their qualification for exemption and the procedure for obtaining such exemption.

Backup withholding is not an additional tax. The amount of any backup withholding imposed on a payment to a holder of the notes will be allowed as a credit against the holder’s United States federal income tax liability and may entitle the holder to a refund if the required information is timely furnished to the IRS.

Non-U.S. holders

Non-U.S. holders generally will not be subject to backup withholding with respect to payments of interest on the notes if such holder provides the requisite certification on IRS Form W-8BEN or otherwise establishes an exemption from backup withholding. Payments of interest, however, will generally be subject to reporting requirements.

Payments of the gross proceeds from the sale, exchange, redemption or other disposition of a note effected by or through a United States office of a broker generally will be subject to backup withholding and information reporting unless the non-U.S. holder certifies as to its non-U.S. status on IRS Form W-8BEN or otherwise establishes an exemption.

Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds where the sale is effected outside the United States through a non-U.S. office of a non-U.S. broker and payment is not received in the United States. However, information reporting will generally apply to a payment of disposition proceeds where the sale is effected outside the United States by or through an office outside the United States of a broker that fails to maintain documentary evidence that the holder is a non-U.S. holder or that the holder otherwise is entitled to an exemption, and the broker is:

•	a United States person;

•	a foreign person that has derived 50% or more of its gross income for defined periods from the conduct of a trade or business in the United States;

•	a controlled foreign corporation for United States federal income tax purposes; or

•	a foreign partnership (1) more than 50% of the capital or profits interest of which is owned by United States persons or (2) that is engaged in a U.S. trade or business.

Backup withholding is not an additional tax. The amount of any backup withholding imposed on a payment to a holder of the notes will be allowed as a credit against the holder’s United States federal income tax liability and may entitle the holder to a refund if the required information is timely furnished to the IRS.

Book-entry, delivery and form

We have obtained the information in this section concerning The Depository Trust Company (“DTC”), Clearstream Banking, S.A., Luxembourg (“Clearstream, Luxembourg”) and Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) and their book-entry systems and procedures from sources that we believe to be reliable. We take no responsibility for an accurate portrayal of this information. In addition, the description of the clearing systems in this section reflects our understanding of the rules and procedures of DTC, Clearstream, Luxembourg and Euroclear as they are currently in effect. Those systems could change their rules and procedures at any time.

The notes will initially be represented by one or more fully registered global notes. Each such global note will be deposited with, or on behalf of, DTC or any successor thereto and registered in the name of Cede & Co. (DTC’s nominee). You may hold your interests in the global notes in the United States through DTC, or in Europe through Clearstream, Luxembourg or Euroclear, either as a participant in such systems or indirectly through organizations which are participants in such systems. Clearstream, Luxembourg and Euroclear will hold interests in the global notes on behalf of their respective participating organizations or customers through customers’ securities accounts in Clearstream, Luxembourg’s or Euroclear’s names on the books of their respective depositaries, which in turn will hold those positions in customers’ securities accounts in the depositaries’ names on the books of DTC. Citibank, N.A. will act as depositary for Clearstream, Luxembourg and JPMorgan Chase Bank, N.A. will act as depositary for Euroclear.

So long as DTC or its nominee is the registered owner of the global securities representing the notes, DTC or such nominee will be considered the sole owner and holder of the notes for all purposes of the notes and the indenture. Except as provided below, owners of beneficial interests in the notes will not be entitled to have the notes registered in their names, will not receive or be entitled to receive physical delivery of the notes in definitive form and will not be considered the owners or holders of the notes under the indenture, including for purposes of receiving any reports delivered by us or the trustee pursuant to the indenture. Accordingly, each person owning a beneficial interest in a note must rely on the procedures of DTC or its nominee and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, in order to exercise any rights of a holder of notes.

Unless and until we issue the notes in fully certificated, registered form under the limited circumstances described below under the heading “—Certificated notes”:

•	you will not be entitled to receive a certificate representing your interest in the notes;

•	all references in this prospectus or an accompanying prospectus supplement to actions by holders will refer to actions taken by DTC upon instructions from its direct participants; and

•	all references in this prospectus or an accompanying prospectus supplement to payments and notices to holders will refer to payments and notices to DTC or Cede & Co., as the registered holder of the notes, for distribution to you in accordance with DTC procedures.

The depository trust company

DTC will act as securities depositary for the notes. The notes will be issued as fully registered notes registered in the name of Cede & Co. DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934.

DTC holds securities that its direct participants deposit with DTC. DTC facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

Direct participants of DTC include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants. Indirect participants of DTC, such as securities brokers and dealers, banks and trust companies, can also access the DTC system if they maintain a custodial relationship with a direct participant.

Purchases of notes under DTC’s system must be made by or through direct participants, which will receive a credit for the notes on DTC’s records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct participants and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which such beneficial owners entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in notes, except as provided below in “—Certificated notes.”

To facilitate subsequent transfers, all notes deposited with DTC are registered in the name of DTC’s nominee, Cede & Co. The deposit of notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes. DTC’s records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Book-entry format

Under the book-entry format, the paying agent will pay interest or principal payments to Cede & Co., as nominee of DTC. DTC will forward the payment to the direct participants, who will then forward the payment to the indirect participants (including Clearstream, Luxembourg or Euroclear) or to you as the beneficial owner. You may experience some delay in receiving your payments under this system. Neither we, the trustee under the indenture nor any paying agent has any direct responsibility or liability for the payment of principal or interest on the notes to owners of beneficial interests in the notes.

DTC is required to make book-entry transfers on behalf of its direct participants and is required to receive and transmit payments of principal, premium, if any, and interest on the notes. Any direct participant or indirect participant with which you have an account is similarly required to make book-entry transfers and to receive and transmit payments with respect to the notes on your behalf. We and the trustee under the indenture have no responsibility for any aspect of the actions of DTC, Clearstream, Luxembourg or Euroclear or any of their direct or indirect participants. In addition, we and the trustee under the indenture have no responsibility or liability for any aspect of the records kept by DTC, Clearstream, Luxembourg, Euroclear or any of their direct or indirect participants relating to or payments made on account of beneficial ownership interests in the notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. We also do not supervise these systems in any way.

The trustee will not recognize you as a holder under the indenture, and you can only exercise the rights of a holder indirectly through DTC and its direct participants. DTC has advised us that it will only take action regarding a note if one or more of the direct participants to whom the note is credited directs DTC to take such action and only in respect of the portion of the aggregate principal amount of the notes as to which that participant or participants has or have given that direction. DTC can only act on behalf of its direct participants. Your ability to pledge notes to non-direct participants, and to take other actions, may be limited because you will not possess a physical certificate that represents your notes.

Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the notes unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date (identified in a listing attached to the omnibus proxy).

Clearstream, Luxembourg or Euroclear will credit payments to the cash accounts of Clearstream, Luxembourg customers or Euroclear participants in accordance with the relevant system’s rules and procedures, to the extent received by its depositary. These payments will be subject to tax reporting in accordance with relevant United States tax laws and regulations. Clearstream, Luxembourg or the Euroclear Operator, as the case may be, will take any other action permitted to be taken by a holder under the indenture on behalf of a Clearstream, Luxembourg customer or Euroclear participant only in accordance with its relevant rules and procedures and subject to its depositary’s ability to effect those actions on its behalf through DTC.

DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the notes among participants of DTC, Clearstream, Luxembourg and Euroclear. However, they are under no obligation to perform or continue to perform those procedures, and they may discontinue those procedures at any time.

Transfers within and among book-entry systems

Transfers between DTC’s direct participants will occur in accordance with DTC rules. Transfers between Clearstream, Luxembourg customers and Euroclear participants will occur in accordance with its applicable rules and operating procedures.

DTC will effect cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream, Luxembourg customers or Euroclear participants, on the other hand, in accordance with DTC rules on behalf of the relevant European international clearing system by its depositary. However, cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, instruct its depositary to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream, Luxembourg customers and Euroclear participants may not deliver instructions directly to the depositaries.

Because of time-zone differences, credits of securities received in Clearstream, Luxembourg or Euroclear resulting from a transaction with a DTC direct participant will be made during the subsequent securities settlement processing, dated the business day following the DTC settlement date. Those credits or any transactions in those securities settled during that processing will be reported to the relevant Clearstream, Luxembourg customer or Euroclear participant on that business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of securities by or through a Clearstream, Luxembourg customer or a Euroclear participant to a DTC direct participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash amount only as of the business day following settlement in DTC.

Although DTC, Clearstream, Luxembourg and Euroclear has agreed to the foregoing procedures in order to facilitate transfers of debt securities among their respective participants, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

Certificated notes

Unless and until they are exchanged, in whole or in part, for notes in definitive form in accordance with the terms of the notes, the notes may not be transferred except (1) as a whole by DTC to a nominee of DTC or (2) by a nominee of DTC to DTC or another nominee of DTC or (3) by DTC or any such nominee to a successor of DTC or a nominee of such successor.

We will issue notes to you or your nominees, in fully certificated registered form, rather than to DTC or its nominees, only if:

•	we advise the trustee in writing that DTC is no longer willing or able to discharge its responsibilities properly or that DTC is no longer a registered clearing agency under the Securities Exchange Act of 1934, and the trustee or we are unable to locate a qualified successor within 90 days;

•	an event of default has occurred and is continuing under the indenture; or

•	we, at our option, elect to terminate the book-entry system through DTC.

If any of the three above events occurs, DTC is required to notify all direct participants that notes in fully certificated registered form are available through DTC. DTC will then surrender the global note representing the notes along with instructions for re-registration. The trustee will re-issue the debt securities in fully certificated registered form and will recognize the registered holders of the certificated debt securities as holders under the indenture.

Unless and until we issue the notes in fully certificated, registered form, (1) you will not be entitled to receive a certificate representing your interest in the notes; (2) all references in this prospectus or an accompanying prospectus supplement to actions by holders will refer to actions taken by the depositary upon instructions from their direct participants; and (3) all references in this prospectus or an accompanying prospectus supplement to payments and notices to holders will refer to payments and notices to the depositary, as the registered holder of the notes, for distribution to you in accordance with its policies and procedures.

Underwriting

Subject to the terms and conditions in the underwriting agreement between us and the underwriters, we have agreed to sell to each underwriter, and each underwriter has severally agreed to purchase from us, the principal amount of notes that appears opposite its name in the table below:

Underwriters	Principal amount

J.P. Morgan Securities Inc.	$100,000,000
Wells Fargo Securities, LLC	46,000,000
Banc of America Securities LLC	14,000,000
RBC Capital Markets Corporation	8,000,000
BNP Paribas Securities Corp.	8,000,000
BBVA Securities Inc.	4,000,000
BMO Capital Markets Corp.	4,000,000
Calyon Securities (USA) Inc.	4,000,000
Citigroup Global Markets Inc.	4,000,000
RBS Securities Inc.	4,000,000
Scotia Capital (USA) Inc.	4,000,000
Total	$200,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters have agreed to purchase all of the notes if any of them are purchased.

The underwriters initially propose to offer the notes to the public at the public offering price that appears on the cover page of this prospectus. The underwriters may offer the notes to selected dealers at the public offering price minus a concession of up to 0.375% of the principal amount. In addition, the underwriters may allow, and those selected dealers may reallow, a concession of up to 0.25% of the principal amount to certain other dealers. After the initial offering, the underwriters may change the public offering price and any other selling terms. The underwriters may offer and sell notes through certain of their affiliates.

The following table shows the underwriting discounts and commissions to be paid to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by us

Per note	2.250%

In the underwriting agreement, we have agreed that:

•	We will not offer or sell any of our debt securities (other than the notes) for a period of 60 days after the date of this prospectus supplement without the prior consent of J.P. Morgan Securities Inc.

•	We will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect of those liabilities.

The notes are new issues of securities with no established trading market. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any quotation system. The underwriters have advised us that they intend to make a market in the notes. However, they are not obligated to do so and they may discontinue any market making at any time in their sole discretion. Therefore, we cannot assure you that a liquid trading market will develop for the notes, that you will be able to sell your notes at a particular time or that the prices that you receive when you sell will be favorable.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), each underwriter has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 20031711EC and includes any relevant implementing measure in each Relevant Member State.

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

In connection with this offering of the notes, the underwriters may engage in overallotments, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934, or the Exchange Act. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriter. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes, as applicable. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If any of the underwriters engages in stabilizing or syndicate covering transactions, it may discontinue them at any time.

We estimate that our total expenses of this offering, excluding the underwriting discount, will be approximately $850,000.

Certain of the underwriters and their affiliates perform various financial advisory, investment banking and commercial banking services from time to time for us and our affiliates. In particular, affiliates of J.P. Morgan Securities Inc., Wells Fargo Securities, LLC, Banc of America Securities LLC, RBC Capital Markets Corporation, BNP Paribas Securities Corp., BBVA Securities Inc., BMO Capital Markets Corp., Calyon Securities (USA) Inc., Citigroup Global Markets Inc., RBS Securities Inc. and Scotia Capital (USA) Inc. are lenders to us under our revolving credit facility. We intend to use more than 10% of the net proceeds of this offering to repay indebtedness owed by us to certain affiliates of the underwriters who are lenders under our revolving credit facility. See “Use of proceeds.” Accordingly, this offering is being made in compliance with the requirements of Rule 5110(h) of the Rules of the Financial Industry Regulatory Authority. This rule provides generally that if more than 10% of the net proceeds from the sale of debt securities, not including underwriting compensation, is paid to the underwriters of such debt securities or their affiliates, the yield on the debt securities may not be lower than that recommended by a “qualified independent underwriter” meeting certain standards. Citigroup Global Markets Inc. is assuming the responsibilities of acting as the qualified independent underwriter in connection with this offering. The yield on the notes, when sold to the public at the public offering price set forth on the cover page of this prospectus supplement, is no lower than that recommended by Citigroup Global Markets Inc. We have agreed to indemnify Citigroup Global Markets Inc. in its capacity as qualified independent underwriter against certain liabilities.

Legal matters

The validity of the notes offered hereby will be passed upon for us by Ledgewood, P.C., Philadelphia, Pennsylvania. Certain legal matters relating to this offering will be passed upon for the underwriters by Cahill Gordon & Reindel LLP.

Independent registered public accounting firm

The consolidated financial statements of Atlas Energy Resources, LLC as of December 31, 2008 and 2007, and the related combined and consolidated statements of income, comprehensive income, equity, and cash flows for the years ended December 31, 2008, 2007 and 2006, incorporated by reference in this prospectus supplement, have been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report.

The financial statements of DTE Gas & Oil Company as of December 31, 2006 and 2005, and the related statements of income, comprehensive income, equity, and cash flows for the years ended December 31, 2006, 2005 and 2004, incorporated by reference in this prospectus supplement, have been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report.

Independent petroleum engineers

Certain estimates of our net natural gas and oil reserves and the present value of such reserves included in this prospectus have been derived from engineering reports prepared by Wright and Company, Inc.

Where you can find more information

We have filed with the SEC a registration statement on Form S-3 with respect to this offering. This prospectus constitutes only a part of the registration statement and does not contain all of the information set forth in the registration statement, its exhibits and its schedules.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at www.sec.gov or at our website at www.atlasenergyresources.com. You may also read and copy any document we file at the SEC’s public reference room at 100 F. Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for additional information on the public reference room.

Incorporation of certain documents by reference

The SEC allows us to “incorporate by reference” the information we file with it. This means that we can disclose important information to you by referring to these documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC under Sections 13, 14 or 15(d) of the Securities Exchange Act of 1934 will automatically update and supersede this information (excluding any information furnished pursuant to Item 2.02 and Item 7.01 on any Current Report on Form 8-K).

We are incorporating by reference the following documents that we have previously filed with the SEC (other than information in such documents that is deemed not to be filed):

•	our annual report on Form 10-K for the year ended December 31, 2008 (including information specifically incorporated by reference from our definitive proxy statement filed on April 30, 2009);

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2009; and

•	our current reports on Form 8-K or Form 8-K/A filed on September 12, 2007 (other than Exhibit 99.3 thereto), February 9, 2009, March 27, 2009, April 17, 2009, April 27, 2009, April 28, 2009, May 6, 2009 and June 5, 2009.

You may request a copy of any document incorporated by reference in this prospectus supplement and any exhibit specifically incorporated by reference in those documents, at no cost, by writing or telephoning us at the following address or phone number:

Investor Relations
Atlas Energy Resources, LLC
Westpointe Corporate Center One
1550 Coraopolis Heights
Moon Township, PA 15108
(412) 262-2830

Except as set forth herein, information contained on our website is not incorporated by reference into this prospectus supplement and you should not consider information contained on our website as part of this prospectus supplement.

Glossary of selected terms

The terms defined in this glossary are used throughout this prospectus.

Bbl—One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

Bcf—One billion cubic feet of natural gas.

Bcfe—One billion cubic feet of natural gas equivalents, converting one Bbl of oil to six Mcf of natural gas.

Btu—British thermal unit.

Completion—The process of treating a drilled well followed by the installation of permanent equipment for the production of natural gas or oil, or in the case of a dry well, the reporting of abandonment to the appropriate production.

Development well—A well drilled within the proved boundaries of a natural gas or oil reservoir to the depth of a stratigraphic horizon known to be productive.

Dry well—A development or exploratory well found to be incapable of producing either natural gas or oil in sufficient quantities to justify completion as an oil or natural gas well.

Exploratory well—A well drilled to find natural gas or oil reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir, or to extend a known reservoir.

FERC—Federal Energy Regulatory Commission.

Finding and development costs—Capital costs incurred in the acquisition, exploitation and exploration of proved natural gas and oil reserves divided by proved reserve additions and revisions to proved reserves.

Gross acres or gross wells—The total number of acres or wells, as the case may be, in which a working interest is owned.

Identified drilling locations—Total gross locations specifically identified and scheduled by management as an estimation of our multi-year drilling activities on existing acreage. Our actual drilling activities may change depending on the availability of capital, regulatory approvals, seasonal restrictions, natural gas and oil prices, costs, drilling results and other factors.

Mbbl—One thousand barrels of crude oil or other liquid hydrocarbons.

Mcf—One thousand cubic feet of natural gas.

Mcfe—One thousand cubic feet of natural gas equivalents, converting one Bbl of oil to six Mcf of natural gas.

MMcfe—One million cubic feet of natural gas equivalents, converting one Bbl of oil to six Mcf of natural gas.

MMcf—One million cubic feet of natural gas.

MMbtu—One million British thermal units.

MMcfe/d—One Mmcfe per day.

Net acres or net wells—The sum of the fractional working interests owned in gross acres or gross wells. For example, a 50% working interest in a well is one gross well, but is a 0.50 net well.

NYMEX—New York Mercantile Exchange.

Present value of future net revenues (PV-10)—The present value of estimated future revenues to be generated from the production of proved reserves, before income taxes, calculated in accordance with Financial Accounting Standards Board guidelines, net of estimated production and future development costs, using prices and costs as of the date of estimation without future escalation, without giving effect to financial hedging activities (but including our forward sales), non-property related expenses such as general and administrative expenses, debt service and depreciation, depletion and amortization, and discounted using an annual discount rate of 10%.

Producing well or productive well—A well that is producing natural gas or oil or that is capable of production.

Proved developed reserves—Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Proved reserves—The estimated quantities of natural gas, crude oil and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved undeveloped reserves—Reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

Recompletion—The process of re-entering an existing wellbore that is either producing or not producing and completing new reservoirs in an attempt to establish or increase existing production.

Royalty interest—An interest in a natural gas and oil property entitling the owner to a share of natural gas and oil production free of costs of production.

Standardized measure—The present value of estimated future cash inflows from proved natural gas and oil reserves, less future development and production costs and future income tax expenses, discounted at 10% per annum to reflect timing of future cash flows and using the same pricing assumptions as were used to calculate PV-10. Standardized measure differs from PV-10 because standardized measure includes the effect of future income taxes. Upon completion of our initial public offering, our PV-10 and standardized measure values became the same because we are not subject to income taxes.

Tcf—One trillion cubic feet of natural gas.

Undeveloped acreage—Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of natural gas and oil regardless of whether such acreage contains proved reserves.

Working interest—The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and receive a share of production and requires the owner to pay a share of the costs of drilling and production operations.

PROSPECTUS

ATLAS ENERGY RESOURCES, LLC
COMMON UNITS, PREFERRED UNITS, WARRANTS,
DEBT SECURITIES AND GUARANTIES

ATLAS ENERGY FINANCE CORP.
ATLAS ENERGY OPERATING COMPANY, LLC
DEBT SECURITIES AND GUARANTIES

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf process, we may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings. We may offer and sell securities from time to time in amounts, at prices and on terms that we will determine at the times of the offerings. This prospectus also covers guarantees of our obligations under any debt securities, which may be given from time to time by one or more of our direct or indirect subsidiaries, on terms to be determined at the time of the offering.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any supplement carefully before you invest.

Our common units are listed for trading on the New York Stock Exchange under the symbol “ATN.”

An investment in these securities entails material risks and uncertainties. See “Risk Factors” on page 2 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 8, 2009

You should rely only on the information contained in or incorporated by reference in this prospectus, any prospectus supplement or “free writing prospectus.” We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this prospectus is accurate only as of its date.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

The matters discussed or incorporated by reference in this prospectus may include forward-looking statements. These statements may be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. In particular, statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance contained in this report are forward-looking statements. We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Some of the key factors that could cause actual results to differ from our expectations include:

•	business strategy;

•	financial strategy;

•	drilling locations;

•	natural gas and oil reserves;

•	realized natural gas and oil prices;

•	production volumes;

•	leasing operating expenses, general and administrative expenses and finding and development costs;

•	future operating results; and

•	plans, objectives, expectations and intentions.

Other factors that could cause actual results to differ from those implied by the forward-looking statements in this report are more fully described in the “Risk Factors” section of this prospectus. Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included or incorporated by reference in this prospectus are made only as of the date hereof. We do not undertake and specifically decline any obligation to update any such statements or to publicly announce the results of any revisions to any of these statements to reflect future events or developments.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus constitutes only a part of the registration statement and does not contain all of the information set forth in the registration statement, its exhibits and its schedules. You will find additional information about our company in the registration statement. Any statements made in this prospectus concerning the provisions of legal documents are not necessarily complete and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov or at our website at www.atlasenergyresources.com. You may also read and copy any document we file at the SEC’s public reference room at 100 F. Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for additional information on the public reference room.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it. This means that we can disclose important information to you by referring to these documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC under Sections 13, 14 or 15(d)

ii

of the Securities Exchange Act of 1934 will automatically update and supersede this information (excluding any information furnished pursuant to Item 2.02 and Item 7.01 on any Current Report on Form 8-K).

We are incorporating by reference the following documents that we have previously filed with the SEC (other than information in such documents that is deemed not to be filed):

•	our annual report on Form 10-K for the year ended December 31, 2008 (including information specifically incorporated by reference from our definitive proxy statement filed on April 30, 2009);

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2009; and

•	our current reports on Form 8-K or Form 8-K/A filed on September 12, 2007 (other than Exhibit 99.3 thereto), February 9, 2009, March 27, 2009, April 17, 2009, April 27, 2009, April 28, 2009, May 6, 2009 and June 5, 2009.

You may request a copy of any document incorporated by reference in this prospectus without charge by writing or calling us at:
Atlas Energy Resources, LLC
Westpointe Corporate Center One
1550 Coraopolis Heights Road
Moon Township, PA 15108
(412) 262-2830
Attn: Brian Begley

You should rely only on the information incorporated by reference or provided in this prospectus, any prospectus supplement or “free writing prospectus.” We have not authorized anyone else to provide you with different information. We are not making an offer to sell these securities or soliciting an offer to buy these securities in any state where the offer or sale is not permitted. You should not assume that the information in this prospectus or the documents we have incorporated by reference is accurate as of any date other than the date on the front of those documents.

The statements that we make in this prospectus or in any document incorporated by reference in this prospectus about the contents of any other documents are not necessarily complete, and are qualified in their entirety by referring you to copies of those documents that are filed as exhibits to the registration statement, of which this prospectus forms a part, or as an exhibit to the documents incorporated by reference. You can obtain copies of these documents from the SEC or from us, as described above.

iii

INFORMATION ABOUT ATLAS ENERGY RESOURCES, LLC

We are a publicly-traded Delaware limited liability company (NYSE: ATN) formed in June 2006. We are an independent developer and producer of natural gas and oil, with operations in the Appalachian Basin, where we focus on the development of the Marcellus Shale, northern Michigan’s Antrim Shale, and Indiana’s New Albany Shale. Our Appalachian Basin major operations are located in eastern Ohio, western Pennsylvania, and north central Tennessee, and we have additional operations in New York, West Virginia and Kentucky. We specialize in the development of these natural gas basins because they provide us with repeatable, lower-risk drilling opportunities. We are a leading sponsor and manager of tax-advantaged, direct investment natural gas and oil partnerships in the United States. Our focus is to increase our own reserves, production, and cash flows through a balanced mix of generating new opportunities of geologic prospects, natural gas and oil exploitation and development, and sponsorship of investment partnerships. We generate both upfront and ongoing fees from the drilling, production, servicing, and administration of our wells in these partnerships.

We were formed in June 2006 to own and operate substantially all of the natural gas and oil assets and the investment partnership management business of Atlas America. We are managed by Atlas Energy Management, Inc., a wholly-owned subsidiary of Atlas America. Our class B units are traded on the New York Stock Exchange under the symbol “ATN”.

Our principal executive offices are located at Westpointe Corporate Center One, 1550 Coraopolis Heights Road, Moon Township, PA 15108 and our telephone number is (412) 262-2830. Our website is www.atlasenergyresources.com. Except as described in “Incorporation of Certain Documents by Reference,” the information found on, or otherwise accessible through, our website is not incorporated into, and does not form a part of, this prospectus or any other report or document we file with or furnish to the SEC.

Recent Developments

On April 27, 2009, we, Atlas Energy Management and Atlas America entered into an agreement and plan of merger, which we refer to as the merger agreement, pursuant to which we will become a wholly-owned subsidiary of Atlas America.

Subject to the terms and conditions of the merger agreement, if and when the merger is completed, each of Atlas Energy Resources’ outstanding common units, other than treasury units and common units owned by Atlas America and its subsidiaries, will be cancelled and converted into the right to receive 1.16 shares of Atlas America common stock.

Following the announcement of the merger agreement, five separate class actions were filed against us in Delaware Chancery Court purporting to challenge the merger. On June 15, 2009, the Chancery Court issued an order of consolidation. Plaintiffs filed a Verified Consolidated Class Action Complaint on July 1, 2009, which has superseded all prior complaints. The complaint advances claims of breach of fiduciary duty in connection with the merger agreement and violation of disclosure obligations in the preliminary proxy filed by Atlas America, and seeks monetary damages or injunctive relief, or both. Predicting the outcome of this lawsuit is difficult. An adverse judgment for monetary damages could have a material adverse effect on the operations of the combined company after the merger. A preliminary injunction could delay or jeopardize the completion of the merger, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the merger. Based on the facts known to date, the defendants believe that the claims asserted against them are without merit, and intend to defend themselves vigorously against the claims.

RISK FACTORS

You should carefully consider the specific risks described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, the risk factors described under the caption “Risk Factors” in any applicable prospectus supplement and any risk factors set forth in our other filings with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act before making an investment decision. See “Where You Can Find More Information.”

USE OF PROCEEDS

Except as otherwise provided in a prospectus supplement, the net proceeds from the sale of the securities will be used for general company purposes. If we do not use the net proceeds immediately, we may temporarily invest them in short-term, interest-bearing obligations.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for our predecessor, Atlas America E&P Operations, before the date of our initial public offering on December 18, 2006, and our ratio after that date for the periods indicated. Atlas America E&P Operations were the subsidiaries of Atlas America which held its natural gas and oil development and production assets and liabilities, substantially all of which Atlas America transferred to us upon the completion of our initial public offering. References to fiscal 2005 and 2004 are to Atlas America E&P Operations’ fiscal year end, which was September 30. In 2006, Atlas America E&P Operations changed its year end to December 31, so data is provided for the three months ended December 31, 2005.

			Three months						Three months
	Years ended		ended						ended
	September 30,		December 31,	Years ended December 31,					March 31,
	2004	2005	2005	2006	2007		2008		2009

Income statement data:
Ratio of earnings to fixed charges	—	—	—	—	4.47	x	3.24	x	2.59	x

There was no interest expense in periods prior to the year ended December 31, 2007. For purposes of this computation, the ratio of earnings to fixed charges represents income from continuing operations before income taxes, minority interest and accounting changes plus fixed charges. Fixed charges means interest expense plus estimated element of rental expense. We have not issued any preferred securities as of the date of this prospectus, and, accordingly, we have not paid any preferred dividends.

DESCRIPTION OF COMMON UNITS

We describe our common units under the heading “Our Limited Liability Company Agreement.”

DESCRIPTION OF PREFERRED UNITS

Any prospectus supplement relating to a particular series of preferred units will contain a description of the specific terms of that series as fixed by our board of directors, including, as applicable:

•	the number of units;

•	the designation;

•	the voting powers;

•	votes per unit;

•	liquidation preferences;

•	relative participating, optional or other rights;

•	conversion or exchange rights;

•	redemption rights;

•	the terms or conditions of redemption;

•	put and sinking fund provisions;

•	dividend rights; and

•	any other applicable terms.

In some cases, the issuance of preferred units could delay a change in control of us and make it harder to remove present management. Under certain circumstances, preferred units could also restrict dividend payments to holders of our common units.

DESCRIPTION OF THE DEBT SECURITIES

General

The debt securities to be offered will constitute either senior or subordinated debt of us or Atlas Energy Operating Company, LLC. The senior debt securities and the subordinated debt securities will be issued under separate indentures between us or Atlas Energy Operating Company, LLC and a trustee to be named in any prospectus supplement. A prospectus supplement will contain summaries of the indentures.

Specific Terms of Each Series of Debt Securities in the Prospectus Supplement

A prospectus supplement and a supplemental indenture or authorizing resolutions relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	the issuer of the debt securities;

•	whether Atlas Energy Finance Corp. will be a co-issuer of the debt securities;

•	the guarantors of the debt securities, if any;

•	whether the debt securities are senior or subordinated debt securities;

•	the title of the debt securities;

•	the total principal amount of the debt securities;

•	the assets, if any, that are pledged as security for the payment of the debt securities;

•	whether we will issue the debt securities in individual certificates to each holder in registered form, or in the form of temporary or permanent global securities held by a depository on behalf of holders;

•	the prices at which we will issue the debt securities;

•	the portion of the principal amount that will be payable if the maturity of the debt securities is accelerated;

•	the currency or currency unit in which the debt securities will be payable, if not U.S. dollars;

•	the dates on which the principal of the debt securities will be payable;

•	the interest rate that the debt securities will bear and the interest payment dates for the debt securities;

•	any conversion or exchange provisions;

•	any optional redemption provisions;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

•	any changes to or additional events of default or covenants; and

•	any other terms of the debt securities.

We may offer and sell debt securities, including original issue discount debt securities, at a substantial discount below their principal amount. The prospectus supplement will describe special U.S. federal income tax and any other considerations applicable to those securities. In addition, the prospectus supplement may describe certain special U.S. federal income tax or other considerations applicable to any debt securities that are denominated in a currency other than U.S. dollars.

The Trustee

We will enter into the indentures with a trustee that is qualified to act under the Trust Indenture Act of 1939, as amended, and with any other trustees chosen by us and appointed in a supplemental indenture for a particular series of debt securities.

Resignation or Removal of Trustee

If the trustee has or acquires a conflicting interest within the meaning of the Trust Indenture Act, the trustee shall either eliminate its conflicting interest or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and the applicable indenture. Any resignation will require the appointment of a successor trustee under the applicable Indenture in accordance with the terms and conditions of such indenture.

The trustee may resign or be removed by us with respect to one or more series of debt securities and a successor trustee may be appointed to act with respect to any such series. The holders of a majority in aggregate principal amount of the debt securities of any series may remove the trustee with respect to the debt securities of such series.

Limitations on Trustee if it is Our Creditor

Each indenture will contain certain limitations on the right of the trustee, in the event that it becomes a creditor of an issuer or a guarantor, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise.

Annual Trustee Report to Holders of Debt Securities

The trustee is required to submit an annual report to the holders of the debt securities regarding, among other things, the trustee’s eligibility to serve as such, the priority of the trustee’s claims regarding certain advances made by it, and any action taken by the trustee materially affecting the debt securities.

Certificates and Opinions to be Furnished to Trustee

Each indenture will provide that, in addition to other certificates or opinions that may be specifically required by other provisions of an indenture, every application by us for action by the trustee shall be accompanied by a certificate of certain of our officers and an opinion of counsel (who may be our counsel) stating that, in the opinion of the signers, all conditions precedent to such action have been complied with by us.

DESCRIPTION OF WARRANTS

General

We may issue warrants to purchase common units, preferred units or any combination of these securities and these warrants may be issued by us independently or together with any underlying securities and may be attached to or separate from the underlying securities. We will issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will be identified in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants of the series for which it is appointed and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants of that series.

The following outlines some of the general terms and provisions of the warrants. Further terms of the warrants and the applicable warrant agreement will be stated in the applicable prospectus supplement. The following description and any description of the warrants in a prospectus supplement may not be complete and is subject to, and qualified in its entirety by, reference to the terms and provisions of the warrant agreement, a form of which has been filed as an exhibit to the registration statement which contains this prospectus.

The applicable prospectus supplement will describe the terms of any warrants that we may offer, including the following:

•	the title of the warrants;

•	the total number of warrants;

•	the price or prices at which the warrants will be issued;

•	the currency or currencies investors may use to pay for the warrants;

•	the designation and terms of the underlying securities purchasable upon exercise of the warrants;

•	the price at which and the currency or currencies, including composite currencies, in which investors may purchase the underlying securities purchasable upon exercise of the warrants;

•	the date on which the right to exercise the warrants will commence and the date on which the right will expire;

•	whether the warrants will be issued in registered form or bearer form;

•	information with respect to book-entry procedures, if any;

•	if applicable, the minimum or maximum amount of warrants which may be exercised at any one time;

•	if applicable, the designation and terms of the underlying securities with which the warrants are issued and the number of warrants issued with each underlying security;

•	if applicable, the date on and after which the warrants and the related underlying securities will be separately transferable;

•	if applicable, a discussion of material United States federal income tax considerations;

•	the identity of the warrant agent;

•	the procedures and conditions relating to the exercise of the warrants; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Warrant certificates may be exchanged for new warrant certificates of different denominations, and warrants may be exercised at the warrant agent’s corporate trust office or any other office indicated in the applicable prospectus supplement. Prior to the exercise of their warrants, holders of warrants exercisable for common or preferred units will not have any rights of holders of common or preferred units and will not be entitled to dividend payments, if any, or voting rights of the common or preferred units.

Exercise of Warrants

A warrant will entitle the holder to purchase for cash an amount of securities at an exercise price that will be stated in, or that will be determinable as described in, the applicable prospectus supplement. The exercise price for the warrants will be subject to adjustment in accordance with the applicable prospectus supplement. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

Warrants may be exercised as set forth in the applicable prospectus supplement. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the securities purchasable upon such exercise. If less than all of the warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

Enforceability of Rights

The holders of warrants, without the consent of the warrant agent, may, on their own behalf and for their own benefit, enforce, and may institute and maintain any suit, action or proceeding against us to enforce their rights to exercise and receive the securities purchasable upon exercise of their warrants.

OUR LIMITED LIABILITY COMPANY AGREEMENT

The following is a summary of our limited liability company agreement, as amended through the date of this prospectus. The limited liability company agreement defines the rights and obligations pertaining to the common units.

Organization

Our company was formed in June 2006 and will remain in existence until dissolved in accordance with our limited liability company agreement.

Purpose

Under our limited liability company agreement, we are permitted to engage, directly or indirectly, in any activity that our board of directors approves and that a limited liability company organized under Delaware law lawfully may conduct; provided, that our board of directors shall not cause us to engage, directly or indirectly, in any business activities that it determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our board of directors has the ability to cause us and our operating subsidiaries to engage in activities other than the exploitation, development and production of natural gas reserves, our board of directors has no current plans to do so. Our board of directors is authorized in general to perform all acts it deems to be necessary or appropriate to carry out our purposes and to conduct our business.

Fiduciary Duties

Our limited liability company agreement provides that our business and affairs shall be managed under the direction of our board of directors. Our limited liability company agreement further provides that the authority and function of our board of directors and officers shall be identical to the authority and functions of a board of directors and officers of a corporation organized under the Delaware General Corporation Law, or DGCL. However, our directors and officers do not owe us the same duties that the directors and officers of a corporation organized under the DGCL would owe to their corporation. Rather, our limited liability company agreement provides that the fiduciary duties and obligations owed to us and our members by our board of directors and officers is generally to act in good faith in the performance of their duties on behalf. If our conflicts committee approves a transaction involving potential conflicts, or if a transaction is on terms generally available from unaffiliated third parties or an action is taken that is fair and reasonable to the company, unitholders will not be able to assert that such approval constituted a breach of fiduciary duties owed to them by our directors and officers.

We are unlike publicly-traded partnerships whose business and affairs are managed by a general partner with fiduciary duties to the partnership. While our manager manages our day-to-day operations pursuant to the management agreement, subject to the oversight of our board of directors, we have no general partner with fiduciary duties to us. Our manager’s duties to us are contractual in nature and arise solely under the management agreement. As a consequence, our manager does not owe a fiduciary duty to us similar to that owed by a general partner to its limited partners or a board of directors to a corporation.

Agreement to be Bound by Limited Liability Company Agreement; Power of Attorney

By purchasing a common unit in us, you will be admitted as a member of our company and will be deemed to have agreed to be bound by the terms of our limited liability company agreement. Pursuant to this agreement, each unitholder and each person who acquires a common unit from a unitholder grants to our board of directors (and, if appointed, a liquidator) a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our board of directors the authority to make certain amendments to, and to make consents and waivers under and in accordance with, our limited liability company agreement.

Capital Contributions

Unitholders (including holders of common units) are not obligated to make additional capital contributions, except as described below under “— Limited Liability.”

Distributions of Available Cash

Overview

Our limited liability company agreement requires that, within 45 days after the end of each quarter, we distribute all of our available cash to unitholders of record on the applicable record date.

Definition of Available Cash

Available cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by our board of directors to:

•	provide for the proper conduct of our business (including reserves for future capital expenditures and credit needs);

•	comply with applicable law and any of our debt instruments or other agreements; and

•	provide funds for distributions (1) to our unitholders for any one or more of the next four quarters or (2) with respect to our management incentive interests;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter.

Working capital borrowings are borrowings that are made under our credit facility or another arrangement and used solely for working capital purposes or to pay distributions to unitholders.

Operating Surplus and Capital Surplus

General

All cash we distribute to unitholders is characterized as either “operating surplus” or “capital surplus.” Our limited liability company agreement requires that we distribute available cash from operating surplus differently than available cash from capital surplus.

Definition of Operating Surplus

Operating surplus generally means:

•	$40.0 million (as described below); plus

•	all of our cash receipts, including working capital borrowings but excluding cash from (1) borrowings that are not working capital borrowings, (2) sales of equity and debt securities and (3) sales or other dispositions of assets outside the ordinary course of business; plus

•	working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; plus

•	cash distributions paid on equity securities that we may issue to finance all or a portion of the construction, replacement or improvement of a capital asset (such as equipment or reserves) during the period beginning on the date that we enter into a binding obligation to commence the construction, acquisition or improvement of a capital improvement or replacement of a capital asset and ending on the earlier to occur of the date the capital improvement or capital asset is placed into service or the date that it is abandoned or disposed of; less

•	our operating expenditures (as defined below); less

•	the amount of cash reserves established by our board of directors to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within 12 months after having been incurred.

If a working capital borrowing, which increases operating surplus, is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will not be treated as a reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

Operating expenditures generally means all of our cash expenditures, including taxes, reimbursement of expenses to our manager, payments made in the ordinary course of business on commodity hedge contracts, director and officer compensation, repayment of working capital borrowings, debt service payments and estimated maintenance capital expenditures, but do not include:

•	repayment of working capital borrowings deducted from operating surplus pursuant to the last bullet point of the definition of operating surplus when the repayment actually occurs;

•	payments (including prepayments and prepayment penalties) of principal and premium on indebtedness, other than working capital borrowings;

•	expansion capital expenditures;

•	actual maintenance capital expenditures;

•	investment capital expenditures;

•	payment of transaction expenses relating to interim capital transactions; or

•	distributions to our members (including distributions with respect to our management incentive interests).

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $40.0 million of cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including certain cash distributions on equity securities in operating surplus would be to increase operating surplus by the amount of the cash distributions. As a result, we may also distribute as operating surplus up to the amount of the cash distributions we receive from non-operating sources.

None of actual maintenance capital expenditures, investment capital expenditures or expansion capital expenditures are subtracted from operating surplus. Because actual maintenance capital expenditures, investment capital expenditures and expansion capital expenditures include interest payments (and related fees) on debt incurred and distributions on equity issued to finance all of the portion of the construction, replacement or improvement of a capital asset (such as equipment or reserves) during the period from when we enter into a binding commitment to commence construction, acquisition or improvement of a capital asset until the earlier to occur of the date any such capital asset is placed into service or the date that it is abandoned or disposed of, such interest payments and equity distributions are also not subtracted from operating surplus (except, in the case of maintenance capital expenditures, to the extent such interest payments and distributions are included in estimated maintenance capital expenditures).

Capital Expenditures

Maintenance Capital Expenditures

For purposes of determining operating surplus, maintenance capital expenditures are those capital expenditures we expect to make on an ongoing basis to maintain our capital asset base at a steady level over the long term. Examples of maintenance capital expenditures include capital expenditures associated with the replacement of equipment and oil and natural gas reserves (including non-proved reserves attributable to undeveloped leasehold acreage), whether through the development, exploitation and production of an existing leasehold or the acquisition or development of a new oil or natural gas property, and plugging and abandonment costs. Maintenance capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued to finance all or any portion of a replacement asset during the period beginning on the date that we enter into a binding obligation to commence construction or development of the replacement asset and ending on the earlier to occur of the date the replacement asset is placed into service or the date that it is abandoned or disposed of. Capital expenditures made solely for investment purposes will not be considered maintenance capital expenditures.

Because our maintenance capital expenditures can be very large and irregular, the amount of our actual maintenance capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of operating surplus, adjusted operating surplus and cash available for distribution to our unitholders if we subtracted actual maintenance capital expenditures from operating surplus. To eliminate the effect on operating surplus of these fluctuations, our limited liability company agreement requires that an estimate of the average quarterly maintenance capital expenditures (including estimated plugging and abandonment costs) necessary to maintain our asset base over the long term be subtracted from operating surplus each quarter as opposed to the actual amounts spent. The amount of estimated maintenance capital expenditures deducted from operating surplus is subject to review and approval by our board of directors, including a majority of our conflicts committee, at least once a year. We make the estimate at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance capital expenditures, such as a major acquisition or the introduction of new governmental regulations that will impact our business. For purposes of calculating operating surplus, any adjustment to this estimate will be prospective only.

The use of estimated maintenance capital expenditures in calculating operating surplus will have the following effects:

•	it will reduce the risk that maintenance capital expenditures in any one quarter will be large enough to render operating surplus less than the IQD to be paid on all the units for that quarter and subsequent quarters;

•	it will increase our ability to distribute as operating surplus cash we receive from non-operating sources;

•	it will be more difficult for us to raise our distribution above the IQD and pay management incentive distributions; and

•	it will reduce the likelihood that a large maintenance capital expenditure during the Incentive Trigger Period, which we define in “— The 12-Quarter Test and the 4-Quarter Test,” will prevent the payment of a management incentive distribution in respect of the Incentive Trigger Period since the effect of an estimate is to spread the expected expense over several periods, thereby mitigating the effect of the actual payment of the expenditure on any single period.

Expansion Capital Expenditures

Expansion capital expenditures are those capital expenditures that we expect to make to expand our capital asset base for the longer than short term. Examples of expansion capital expenditures include the acquisition of reserves or equipment, the acquisition of new leasehold interests, or the development, exploitation and production of an existing leasehold interests, to the extent such expenditures are incurred to increase our capital asset base. Expansion capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued to finance all or any portion of a capital improvement during the period beginning on the date that we enter into a binding obligation to commence construction or development of the capital improvement and ending on from the earlier to occur of the commencement of construction or the financing of the capital improvement until the earlier to occur of the date the capital improvement is placed into service or the date that it is abandoned or disposed of. Capital expenditures made solely for investment purposes will not be considered expansion capital expenditures.

Investment Capital Expenditures

Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes or development of our undeveloped properties in excess of maintenance capital expenditures, but which are not expected to expand our asset base for more than the short term.

Capital expenditures that are made in part for maintenance capital purposes and in part for investment capital or expansion capital purposes will be allocated as maintenance capital expenditures, investment capital expenditures or expansion capital expenditure by our board of directors, including a majority of our conflicts committee, based upon its good faith determination.

Definition of Capital Surplus

Capital surplus will generally be generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•	sales or other disposition of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirements or replacements of assets.

Characterization of Cash Distributions

We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Distributions of Available Cash from Operating Surplus

We will make distributions of available cash from operating surplus for any quarter in the following manner:

•	first, 98% to the common unitholders, pro rata, and 2% to the holder of our Class A units, until we distribute $0.48 per unit for the quarter (the “First Target Distribution”); and

•	after that, any amount distributed with respect to the quarter in excess of the First Target Distribution per common unit will be distributed 98% to the holders of the common units, pro rata, and 2% to the holder of our Class A units until distributions become payable with respect to our management incentive interests as described in “— Management Incentive Interests” below.

The Class A units will be entitled to 2% of all cash distributions from operating surplus, without any requirement for future capital contributions by the holders of such Class A units, even if we issue additional common units or other senior or subordinated equity securities in the future. The percentage interests shown above for the Class A units assume they have not been converted into common units. If the Class A units have been converted, the common units will receive the 2% of distributions originally allocated to the Class A units.

Management Incentive Interests

Management incentive interests represent the right to receive increasing amounts of quarterly distributions of available cash from operating surplus after we have made payments in excess of the First Target Distribution and the tests described below have been met. Our manager currently holds the management incentive interests, which are evidenced by the Class C limited liability company interests, but may transfer these rights separately from its Class A units, subject to restrictions in our limited liability company agreement.

Before the end of the Incentive Trigger Period, we will not pay any management incentive distributions. To the extent, however, that during the Incentive Trigger Period we distribute available cash from operating surplus in excess of the First Target Distribution, our board of directors intends to cause us to reserve an amount for payment of a one-time management incentive distribution earned during the Incentive Trigger Period, after such period ends. If during the Incentive Trigger Period we fail to satisfy a condition specified in the next paragraph, our board of directors will cause any such reserved amount to be released from that reserve and restored to available cash.

The 12-Quarter Test and the 4-Quarter Test

We will make management incentive payments if two tests are met. The first test is the 12-Quarter Test, which requires that for the 12 full, consecutive, non-overlapping calendar quarters that begin with the first calendar quarter with respect to which we pay per unit cash distributions from operating surplus to holders of Class A and common units in an amount equal to or greater than the First Target Distribution (we refer to such 12-quarter period as the Incentive Trigger Period):

•	we pay cash distributions from operating surplus to holders of our outstanding Class A and common units in an amount that on average exceeds the First Target Distribution on all of the outstanding Class A units and common units over the Incentive Trigger Period;

•	we generate adjusted operating surplus (which we define below) that on average is in an amount at least equal to all cash distributions on the outstanding Class A and common units plus the amount of any management incentive distributions that would have been payable if both the 12-Quarter Test and the 4-Quarter Test were met. This equates to: (i) 100% of all distributions on the outstanding Class A and common units up to the First Target Distribution plus (ii) 117.65% of any distributions in excess of the First Target Distribution up to $0.59 (the “Second Target Distribution”) plus (iii) 133.33% of any distributions in excess of the Second Target Distribution; and

•	we do not reduce the amount distributed per unit for any such 12 quarters;

The second test is the 4-Quarter Test, which requires that for each of (i) the last four full, consecutive, non-overlapping calendar quarters in the Incentive Trigger Period, or (ii) any four full, consecutive and non-overlapping quarters occurring after such last four quarters in the Incentive Trigger Period, provided that we have paid at least the IQD in each calendar quarter occurring between the end of the Incentive Trigger Period and the beginning of the four full, consecutive and non-overlapping quarters that satisfy the 4-Quarter Test, or (iii) any four full, consecutive and non-overlapping quarters occurring partially within and partially after such last four quarters of the Incentive Trigger Period:

•	we pay cash distributions from operating surplus to the holders of our outstanding Class A and common units that exceed the First Target Distribution on all of the outstanding Class A and common units;

•	we generate adjusted operating surplus during each quarter in an amount at least equal to all cash distributions on the outstanding Class A and common units plus the amount of any management incentive distributions that would have been payable if both tests were met. This equates to (i) 100% of all distributions on the outstanding Class A and common units up to the First Target Distribution plus (ii) 117.65% of any distributions in excess of the First Target Distribution up to the Second Target Distribution plus (iii) 133.33% of any distributions in excess of the Second Target Distribution; and

•	we do not reduce the amount distributed per unit with respect to any of such four quarters.

If both the 12-Quarter Test and 4-Quarter Test have been met, then:

•	We will make a one-time management incentive distribution to the holder of our management incentive interests (contemporaneously with the distribution paid with respect to the Class A and common units for the last calendar quarter in the 4-Quarter Test) equal to the cumulative amount of the management incentive distributions that would have been paid based on the level of distributions made on our Class A and common units during the Incentive Trigger Period if the management incentive distributions were payable on a quarterly basis rather than after completion of the Incentive Trigger Period, that is, (x) 17.65% of the sum of any cumulative amounts by which quarterly cash distributions per unit paid on the outstanding Class A and common units during the Incentive Trigger Period exceeded the First Target Distribution up to the Second Target Distribution and (y) 33.33% of the sum of any cumulative amounts by which quarterly cash distributions per unit paid on the outstanding Class A and common units during the Incentive Trigger Period exceeded the Second Target Distribution.

•	For each calendar quarter after the two tests are satisfied, the holders of our Class A units, common units and management incentive interests will receive:

•	2%, 83% and 15%, respectively, of cash distributions from available cash from operating surplus that we pay for the quarter in excess of the First Target Distribution up to the Second Target Distribution; and

•	2%, 73% and 25%, respectively, of cash distributions from available cash from operating surplus that we pay for the quarter in excess of the Second Target Distribution.

Effective April 27, 2009, we suspended further unitholder distributions pursuant to the merger agreement among us, Atlas America, Inc., Atlas Energy Management, Inc. and ATLS Merger Sub, LLC dated of even date. Our suspension of the quarterly distribution for the three months ended March 31, 2009 means that we will not comply with the terms of the 12 quarter test and, as such, Atlas Energy Management will not receive the management incentive distributions that were reserved for during previous periods.

Definition of Adjusted Operating Surplus

Adjusted operating surplus generally means, for any period:

•	operating surplus generated with respect to that period; less

•	any net increase in working capital borrowings with respect to that period; less

•	any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net increase in cash reserves for operating expenditures made with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Adjusted operating surplus is intended to reflect the cash generated from our operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of the available cash from operating surplus between the unitholders and the owner of our management incentive interests up to various distribution levels. The amounts set forth under “Marginal percentage interest in distributions” are the percentage interests of our Class A unitholders and common unitholders and the holders of our management incentive interests in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Quarterly distribution level,” until available cash from operating surplus we distribute reaches the next distribution level, if any. The percentage interests shown for the IQD are also applicable to quarterly distribution amounts that are less than the IQD. The percentage interests shown in the table below assume that the Class A units have not been converted into common units as described herein.

		Marginal Percentage Interest in Distributions
	Quarterly			Management
	Distribution	Class A	Common	Incentive
	Level	Unitholders	Unitholders	Interests

IQD	$0.42	2%	98%	0%
First Target Distribution	up to $0.48	2%	98%	0%
Second Target Distribution*	above $0.48
	up to $0.59	2%	83%	15%
After that*	above $0.59	2%	73%	25%

*	Assumes the 12-Quarter Test and the 4-Quarter Test have been met. Until the 12-Quarter Test and the 4-Quarter Test are met and distributions with respect to the management incentive interests become payable, quarterly distributions in excess of the First Target Distribution will be made 2% to the holder of the Class A units and 98% to the holders of common units, pro rata.

Distributions from Capital Surplus

How We Will Make Distributions from Capital Surplus

We will make distributions of available cash from capital surplus, if any, in the following manner:

•	First, 2% to the holder of our Class A units and 98% to all common unitholders, pro rata, until we distribute for each common unit that was issued in our initial public offering an amount of available cash from capital surplus equal to the initial public offering price; and

•	After that, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

Effect of a Distribution from Capital Surplus

Our limited liability company agreement treats a distribution of capital surplus as the repayment of the initial common unit price from our initial public offering, which is a return of capital. We refer to the initial public offering price less any distributions of capital surplus per common unit as the “unrecovered initial common unit price.” Each time we make a distribution of capital surplus, the IQD, the First Target Distribution and the Second Target Distribution will be reduced in the same proportion as the corresponding reduction in the unrecovered initial common unit price. Because distributions of capital surplus will reduce the IQD, after we make any of these distributions, it may be easier for our manager to receive management incentive distributions. However, any distribution of capital surplus before the unrecovered initial common unit price is reduced to zero cannot be applied to the payment of the IQD.

Once we distribute capital surplus on a common unit issued in our initial public offering in an amount equal to the initial common unit price, we will reduce the IQD, the First Target Distribution and the Second Target Distribution to zero. We will then make all future distributions from operating surplus, with 2% being distributed to the holder of our Class A units, 73% being distributed to our common unitholders, pro rata, and 25% being distributed to the holder of our management incentive interests. The percentage interests shown above for the

Class A units assume they have not been converted into common units. If the Class A units have been converted, the common units will receive the 2% of distributions originally allocated to the Class A units.

Adjustment to the IQD and Target Distribution Levels

In addition to adjusting the IQD, First Target Distribution and Second Target Distribution to reflect a distribution of capital surplus, if we combine our common units into fewer common units or subdivide our common units into a greater number of common units, we will proportionately adjust:

•	the IQD;

•	the First Target Distribution and Second Target Distribution; and

•	the unrecovered initial common unit price.

For example, if a two-for-one split of the common units should occur, the First Target Distribution, the Second Target Distribution and the unrecovered initial common unit price would each be reduced to 50% of its initial level. We will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted by a court of competent jurisdiction so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, we will reduce the IQD, the First Target Distribution and the Second Target Distribution for each quarter by multiplying each by a fraction, the numerator of which is available cash for that quarter (after deducting our board of directors’ estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation) and the denominator of which is the sum of available cash for that quarter plus our board of directors’ estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, we will account for the difference in subsequent quarters.

Distributions of Cash upon Liquidation

General

If we dissolve in accordance with our limited liability company agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our manager in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in our limited liability company agreement, and requires that we will allocate any gain to the unitholders and holders of the Class A units in the following manner:

•	First, to the holders of common units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	Second, 2% to the holder of our Class A units and 98% to the common unitholders, pro rata, until the capital account for each common unit is equal to the sum of:

(1) the unrecovered initial common unit price; and

(2) the amount of the IQD for the quarter during which our liquidation occurs; and

•	Third, 2% to the holder of our Class A units and 98% to the common unitholders, pro rata, until the capital account for each common unit is equal to the sum of:

(1) the amount described above under the second bullet point of this paragraph; and

(2) the excess of (I) over (II), where

(I) equals the sum of the excess of the First Target Distribution per common unit over the IQD for each quarter of our existence; and

(II) equals the cumulative amount per common unit of any distributions of available cash from operating surplus in excess of the IQD per common unit that we distributed 98% to our common unitholders, pro rata, for each quarter of our existence; and

•	Fourth, 2% to the holder of our Class A units, 83% to the common unitholders, pro rata, and 15% to the holder of our management incentive interests until the capital account for each common unit is equal to the sum of:

(1) the amount described above under the second bullet point of this paragraph; and

(2) the excess of (I) over (II), where

(I) equals the sum of the excess of the Second Target Distribution per common unit over the First Target Distribution for each quarter of our existence; and

(II) equals the cumulative amount per common unit of any distributions of available cash from operating surplus in excess of the First Target Distribution per common unit that we distributed 83% to our common unitholders, pro rata, for each quarter of our existence; and

•	After that, 2% to the holder of our Class A units, 73% to all common unitholders, pro rata, and 25% to the holder of our management incentive interests.

Manner of Adjustments for Losses

Upon our liquidation, we will generally allocate any loss 2% to the holder of the Class A units and 98% to the holders of the outstanding common units, pro rata.

Adjustments to Capital Accounts

We will make adjustments to capital accounts upon the issuance of additional common units. In doing so, we will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the holder of the Class A units, the common unitholders, and the holders of the management incentive interests in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional common units, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional common units or upon our liquidation in a manner which results, to the extent possible, in the capital account balances of the holders of the management incentive interests equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

Limited Liability

The Delaware Limited Liability Company Act, which we refer to as the Delaware Act, provides that any unitholder who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the company for the amount of the distribution for three years. Under the Delaware Act, a limited liability company may not make a distribution to any unitholder if, after the distribution, all liabilities of the company, other than liabilities to unitholders on account of their limited liability company interests and liabilities for which the recourse of creditors is limited to specific property of the company, would exceed the fair value of the assets of the company. For the purpose of determining the fair value of the assets of a company, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the company only to the extent that the fair value of that property exceeds the nonrecourse liability. Under the Delaware Act, an assignee who becomes a substituted unitholder of a company is liable for the obligations of his assignor to make contributions to the company, except the assignee is not obligated for liabilities unknown to him at the time he became a unitholder and that could not be ascertained from the limited liability company agreement.

Our subsidiaries currently conduct business only in Kentucky, Michigan, New York, Ohio, Oklahoma, Pennsylvania, Tennessee and West Virginia. We may decide to conduct business in other states, and maintenance of limited liability for us, as a member of our operating subsidiaries, may require compliance with legal requirements in the jurisdictions in which the operating subsidiaries conduct business, including qualifying our subsidiaries to do business there. Limitations on the liability of unitholders for the obligations of a limited liability company have not been clearly established in many jurisdictions. We will operate in a manner that our board of directors considers reasonable and necessary or appropriate to preserve the limited liability of our unitholders.

Voting Rights

Holders of our common units and our Class A units have voting rights on most matters. Our manager currently owns all of our Class A units and Atlas America owns 29,352,996 of our common units. Our manager also owns all of our management incentive interests, which do not have voting rights. The following matters require a unitholder vote:

Election of members of the board of directors	Class A and common unitholders, voting as a single class, elect the board members. Please read “— Election of Members of Our Board of Directors.”
Issuance of additional securities including common units	No approval right.
Amendment of our limited liability company agreement	Certain amendments may be made by our board of directors without unitholder approval. Other amendments generally require the approval of our common units and Class A units, voting as a single class. Please read “— Amendments of Our Limited Liability Company Agreement.”
Merger of our company or the sale of all or substantially all of our assets	Common unit majority and Class A unit majority. Please read “— Merger, Sale or Other Disposition of Assets.”
Dissolution of our company	Common unit majority and Class A unit majority. Please read “— Termination or Dissolution.”

Matters requiring the approval of a common unit majority require the approval of a majority of the outstanding common units voting together as a single class and matters requiring the approval of a Class A unit majority require the approval of a majority of the outstanding Class A units voting together as a single class.

Elimination of Special Voting Rights of Class A Units

The class voting right of the Class A units can be eliminated only upon a proposal submitted by or with the consent of our board of directors and the vote of the holders of at least 66 2/3% of our outstanding common units. If such elimination is so approved, the Class A units will automatically convert into common units on a one-for-one basis and our manager will have the right to convert its management incentive interests into common units based on their then fair market value.

Issuance of Additional Securities

Our limited liability company agreement authorizes us to issue an unlimited number of additional securities and authorizes us to buy securities for the consideration and on the terms and conditions determined by our board of directors without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional units or other equity securities. Holders of any additional units we issue will be entitled to share equally with the then-existing holders of common units, Class A units and management incentive interests in our distributions of available cash. In addition, the issuance of additional units or other equity securities may dilute the value of the interests of the then-existing holders of units in our net assets.

In accordance with Delaware law and the provisions of our limited liability company agreement, we may also issue additional securities that, as determined by our board of directors, may have special voting or other rights to which the units are not entitled.

The holders of units will not have preemptive or preferential rights to acquire additional units or other securities.

Election of Members of Our Board of Directors

Our board of directors is elected by our Class A units and our common unitholders, voting together as a single class. The board of directors is be subject to a re-election on an annual basis at our annual meeting of members.

Removal of Members of Our Board of Directors

Any director may be removed, with or without cause, by the holders of a majority of the outstanding common units and Class A units then entitled to vote at an election of directors, voting as a single class.

Increase in the Size of Our Board of Directors

The size of our board of directors may increase only with the approval of a majority of the directors. If the size of our board of directors is so increased, the vacancy created thereby shall be filled by a person appointed by our board of directors until the next annual meeting of members.

Amendment of Our Limited Liability Company Agreement

General

Amendments to our limited liability company agreement may be proposed only by or with the consent of our board of directors. To adopt a proposed amendment, other than the amendments discussed below, our board of directors is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the unitholders to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a majority of the common units and the Class A units, voting together as a single class.

Prohibited Amendments

No amendment may be made that would:

•	enlarge the obligations of any unitholder without its consent, unless approved by at least a majority of the type or class of member interests so affected; or

•	provide that we are not dissolved upon an election to dissolve our company by our board of directors that is approved by a common unit majority and a Class A unit majority.

The provision of our limited liability company agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 75% of the outstanding common units, voting together as a single class, and 75% of the outstanding Class A units, voting together as a single class.

No Unitholder Approval

Our board of directors may generally make amendments to our limited liability company agreement without the approval of any unitholder or assignee to reflect:

•	a change in our name, the location of our principal place of our business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of members in accordance with our limited liability company agreement;

•	the merger of our company or any of our subsidiaries into, or the conveyance of all of our assets to, a newly-formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity;

•	a change that our board of directors determines to be necessary or appropriate for us to qualify or continue our qualification as a company in which our members have limited liability under the laws of any state or to ensure that neither we, our operating subsidiaries nor any of its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	an amendment that is necessary, in the opinion of our counsel, to prevent us, our board of directors or our officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•	an amendment that our board of directors determines to be necessary or appropriate for the authorization of additional securities or rights to acquire securities;

•	any amendment expressly permitted in our limited liability company agreement to be made by our board of directors acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our limited liability company agreement;

•	any amendment that our board of directors determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our limited liability company agreement;

•	a change in our fiscal year or taxable year and related changes;

•	a merger, conversion or conveyance effected in accordance with our limited liability company agreement; and

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our board of directors may make amendments to our limited liability company agreement without the approval of any unitholder or assignee if our board of directors determines that those amendments:

•	do not adversely affect the unitholders (including any particular class of unitholders as compared to other classes of unitholders) in any material respect;

•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or appropriate to facilitate the trading of units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the units are or will be listed for trading, compliance with any of which our board of directors deems to be in the best interests of us and our unitholders;

•	are necessary or appropriate for any action taken by our board of directors relating to splits or combinations of units under the provisions of our limited liability company agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our limited liability company agreement or are otherwise contemplated by our limited liability company agreement.

Opinion of Counsel and Unitholder Approval

Our board of directors will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to our unitholders or result in our being treated as an entity for federal income tax purposes if one of the amendments described above under “— No Unitholder Approval” should occur. No other amendments to our limited liability company agreement will become effective without the approval of holders of at least 90% of the outstanding common units and Class A units unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any unitholder of our company.

Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of unitholders whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger, Sale or Other Disposition of Assets

Our board of directors is generally prohibited, without the prior approval of the holders of a common unit majority and Class A unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries, provided that our board of directors may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our board of directors may also sell all or substantially all of our assets under a foreclosure or other realization upon the encumbrances above without that approval.

If the conditions specified in our limited liability company agreement are satisfied, our board of directors may merge our company or any of its subsidiaries into, or convey all of our assets to, a newly-formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. Our unitholders are not entitled to dissenters’ rights of appraisal under our limited liability company agreement or applicable Delaware law in the event of a merger or consolidation, a sale of all or substantially all of our assets or any other transaction or event.

Termination and Dissolution

We will continue as a company until terminated under our limited liability company agreement. We will dissolve upon: (1) the election of our board of directors to dissolve us, if approved by the holders of a common unit majority and Class A unit majority; (2) the sale, exchange or other disposition of all or substantially all of the assets and properties of our company and our subsidiaries; or (3) the entry of a decree of judicial dissolution of our company.

Liquidation and Distribution of Proceeds

Upon our dissolution, the liquidator authorized to wind up our affairs will, acting with all of the powers of our board of directors that the liquidator deems necessary or desirable in its judgment, liquidate our assets and apply the proceeds of the liquidation as described in “— Distributions of Cash Upon Liquidation.”

The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to unitholders in kind if it determines that a sale would be impractical or would cause undue loss to our unitholders.

Anti-Takeover Provisions

Our limited liability company agreement contains specific provisions that are intended to discourage a person or group from attempting to take control of our company without the approval of our board of directors. Specifically, our limited liability company agreement provides that we will elect to have Section 203 of the DGCL apply to transactions in which an interested common unitholder (as described below) seeks to enter into a merger or business combination with us. Under this provision, such a holder will not be permitted to enter into a merger or business combination with us unless:

•	before such time, our board of directors approved either the business combination or the transaction that resulted in the common unitholder’s becoming an interested common unitholder;

•	upon consummation of the transaction that resulted in the common unitholder becoming an interested common unitholder, the interested common unitholder owned at least 85% of our outstanding common units at the time the transaction commenced, excluding for purposes of determining the number of common units outstanding those common units owned:

•	by persons who are directors and also officers; and

•	by employee common unit plans in which employee participants do not have the right to determine confidentially whether common units held subject to the plan will be tendered in a tender or exchange offer; or

•	at or after such time the business combination is approved by our board of directors and authorized at an annual or special meeting of our common unitholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of our outstanding voting common units that are not owned by the interested common unitholder.

Section 203 defines “business combination” to include:

•	any merger or consolidation involving the company and the interested common unitholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the company involving the interested common unitholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the company of any common units of the company to the interested common unitholder;

•	any transaction involving the company that has the effect of increasing the proportionate share of the units of any class or series of the company beneficially owned by the interested common unitholder; or

•	the receipt by the interested common unitholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the company.

In general, an “interested common unitholder” is any person or entity, other than Atlas America, our manager, their affiliates or transferees, that beneficially owns (or within three years did own) 15% or more of the outstanding common units of the company and any entity or person affiliated with or controlling or controlled by such entity or person.

The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for common units held by common unitholders.

Our limited liability agreement also restricts the voting rights of common unitholders by providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than Atlas America, our manager, their affiliates or transferees and persons who acquire such units with the prior approval of our board of directors, cannot vote on any matter.

Limited Call Right

If at any time any person owns more than 87.5% of the then-issued and outstanding membership interests of any class, such person will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining membership interests of the class held by unaffiliated persons as of a record date to be selected by our management, on at least 10 but not more than 60 days’ notice. The unitholders are not entitled to dissenters’ rights of appraisal under our limited liability company agreement or applicable Delaware law if this limited call right is exercised. The purchase price in the event of this purchase is the greater of:

•	the highest cash price paid by such person for any membership interests of the class purchased within the 90 days preceding the date on which such person first mails notice of its election to purchase those membership interests; or

•	the closing market price as of the date three days before the date the notice is mailed.

As a result of this limited call right, a holder of membership interests in our company may have his membership interests purchased at an undesirable time or price. Please read “Risk factors — Risks Related to Our Structure.” The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his units in the market. Please read “Material Tax Consequences — Disposition of Common Units.”

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of units then outstanding, unitholders on the record date will be entitled to notice of, and to vote at, meetings of our unitholders and to act upon matters for which approvals may be solicited.

All notices of meetings of unitholders shall be sent or otherwise given in accordance with our limited liability company agreement not less than 10 days nor more than 60 days before the date of the meeting. The notice shall specify the place, date and hour of the meeting and (i) in the case of a special meeting, the general nature of the business to be transacted (no business other than that specified in the notice may be transacted) or (ii) in the case of the annual meeting, those matters which the board of directors, at the time of giving the notice, intends to present for action by the unitholders (but any proper matter may be presented at the meeting for such action). The notice of any meeting at which directors are to be elected shall include the name of any nominee or nominees who, at the time of the notice, the board of directors intends to present for election. Any previously scheduled meeting of the unitholders may be postponed, and any special meeting of the unitholders may be cancelled, by resolution of the board of directors upon public notice given prior to the date previously scheduled for such meeting of unitholders.

Units that are owned by an assignee who is a record holder, but who has not yet been admitted as a member, shall be voted at the written direction of the record holder by a proxy designated by our board of directors. Absent direction of this kind, the units will not be voted, except that units held by us on behalf of non-citizen assignees shall be voted in the same ratios as the votes of unitholders on other units are cast.

Any action required or permitted to be taken by our unitholders may be taken at a duly called annual or special meeting of unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units as would be necessary to authorize or take the action at a meeting. Special meetings of the unitholders may be called only by the chairman or vice chairman of our board of directors, our chief executive officer, president or board of directors.

Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional units having special voting rights could be issued. Please read “— Issuance of Additional Securities” above. However, if at any time any person or group, other than Atlas America, our manager and their affiliates, or a direct or subsequently approved transferee of Atlas America, our manager or their affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of units will be delivered to the record holder by us or by the transfer agent.

Non-Citizen Assignees; Redemption

If we or any of our subsidiaries are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our board of directors, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any unitholder or assignee, we may redeem, upon 30 days’ advance notice, the units held by the unitholder or assignee at their current market price. To avoid any cancellation or forfeiture, our board of directors may require each unitholder or assignee to furnish information about his nationality, citizenship or related status. If a unitholder or assignee fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our board of directors determines after receipt of the information that the unitholder or assignee is not an eligible citizen, the unitholder or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee who is not a substituted unitholder, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

Indemnification

Under our limited liability company agreement and subject to specified limitations, we will indemnify to the fullest extent permitted by law from and against all losses, claims, damages or similar events any person who is or was our director or officer, or while serving as our director or officer, is or was serving as a tax matters member or, at our request, as a director, manager, officer, tax matters member, employee, partner, fiduciary or trustee of us or any of our subsidiaries. Additionally, we shall indemnify to the fullest extent permitted by law and authorized by our board of directors, from and against all losses, claims, damages or similar events any person is or was an employee or agent (other than an officer) of our company.

Any indemnification under our limited liability company agreement will only be out of our assets. We are authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our limited liability company agreement.

Books and Reports

We are required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. We furnish this information in summary form so that some complex calculations normally required of unitholders can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our limited liability company agreement provides that a unitholder can, for a purpose reasonably related to his interest as a unitholder, upon reasonable demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each unitholder;

•	a copy of our tax returns;

•	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each unitholder and the date on which each became a unitholder;

•	copies of our limited liability company agreement, the certificate of formation of the company, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.

Our board of directors may, and intends to, keep confidential from our unitholders information that it believes to be in the nature of trade secrets or other information, the disclosure of which our board of directors believes in good faith is not in our best interests, information that could damage our company or our business, or information that we are required by law or by agreements with a third party to keep confidential.

Registration Rights

Under our limited liability company agreement, we have agreed to register for sale under the Securities Act and applicable state securities laws (subject to certain limitations) any common units proposed to be sold by Atlas America, our manager or any of their affiliates if an exemption from the registration requirements is not available. These registration rights require us to file up to three registration statements. We have also agreed to include any securities held by Atlas America, our manager or any of their affiliates in any registration statement that we file to offer securities for cash, except an offering relating solely to an employee benefit plan and other similar exceptions. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

MATERIAL TAX CONSEQUENCES

This section is a discussion of the material tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Ledgewood, P.C., counsel to us and our manager, insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. This section is based on current provisions of the Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to us and our and our subsidiaries.

This section does not address all federal income tax matters that affect us or the unitholders. Furthermore, this section focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), employee benefit plans, real estate investment trusts (REITs) or mutual funds. Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of our common units.

No ruling has been or will be requested from the IRS regarding any matter that affects us or prospective unitholders. Instead, we will rely on opinions and advice of Ledgewood. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made in this discussion may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for our common units and the prices at which our common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and thus will be borne directly by our unitholders. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

All statements regarding matters of law and legal conclusions set forth below, unless otherwise noted, are the opinion of Ledgewood and are based on the accuracy of the representations made by us. Statements of fact do not represent opinions of Ledgewood.

For the reasons described below, Ledgewood has not rendered an opinion with respect to the following specific federal income tax issues:

(1) the treatment of a unitholder whose units are loaned to a short seller to cover a short sale of units (please read “— Tax Consequences of Unit Ownership— Treatment of Short Sales”);

(2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Common Units — Allocations Between Transferors and Transferees”);

(3) whether percentage depletion will be available to a unitholder or the extent of the percentage depletion deduction available to any unitholder (please read “— Tax Treatment of Operations — Depletion Deductions”); and

(4) whether the deduction related to United States production activities will be available to a unitholder or the extent of such deduction to any unitholder (please read “— Tax Treatment of Operations — Deduction for United States Production Activities”).

Partnership Status

Except as discussed in the following paragraph, a limited liability company that has more than one member and that has not elected to be treated as a corporation is treated as a partnership for federal income tax purposes and, therefore, is not a taxable entity and incurs no federal income tax liability. Instead, each partner is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, even if no cash distributions are made to him. Distributions by a partnership to a partner are generally not taxable to the partner unless the amount of cash distributed to him is in excess of his adjusted basis in his partnership interest.

Section 7704 of the Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to in this discussion as the “Qualifying Income Exception,” exists with respect to publicly-traded partnerships 90% or more of the gross income of which for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the exploration, development, mining or production, processing, transportation and marketing of natural resources, including oil, natural gas, and products thereof. Other types of qualifying income include fee-based income derived from the drilling, management and operation of oil and natural gas wells for our investment partnerships, interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 1% of our current income does not constitute qualifying income; however, this estimate could change from time to time. Based on and subject to this estimate, the factual representations made by us, and a review of the applicable legal authorities, Ledgewood is of the opinion that more than 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income can change from time to time.

No ruling has been or will be sought from the IRS, and the IRS has made no determination as to our status or the status of our operating subsidiaries for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Code. Instead, we will rely on the opinion of Ledgewood. Ledgewood is of the opinion, based upon the Code, its regulations, published revenue rulings, court decisions and the representations described below, that we will be classified as a partnership, and each of our operating subsidiaries will be disregarded as an entity separate from us, for federal income tax purposes.

In rendering its opinion, Ledgewood has relied on factual representations made by us. The representations made by us upon which Ledgewood has relied include:

(a) Neither we, nor any of our subsidiaries, have elected nor will we elect to be treated as a corporation; and

(b) For each taxable year, more than 90% of our gross income will be income that Ledgewood has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Code.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation would be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as taxable dividend income to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital to the extent of the unitholder’s tax basis in his units, or taxable capital gain, after the unitholder’s tax basis in his units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The remainder of this section is based on Ledgewood’s opinion that we will be classified as a partnership for federal income tax purposes.

Unitholder Status

Unitholders who become our members will be treated as our partners for federal income tax purposes. Also, assignees who have executed and delivered transfer applications, and are awaiting admission as members, and unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their units will be treated as our partners for federal income tax purposes.

Because there is no direct or indirect controlling authority addressing the federal tax treatment of assignees of units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, the opinion of Ledgewood does not extend to these persons. Furthermore, a purchaser or other transferee of units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of units unless the units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those units.

A beneficial owner of units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales.”

Items of our income, gain, loss, or deduction are not reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These unitholders are urged to consult their own tax advisors with respect to the consequences of their status as partners in us for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-through of Taxable Income

We do not pay any federal income tax. Instead, each unitholder is required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year or years ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions

Distributions made by us to a unitholder generally will not be taxable to him for federal income tax purposes to the extent of his tax basis in his units immediately before the distribution. Cash distributions made by us to a unitholder in an amount in excess of his tax basis in his units generally will be considered to be gain from the sale or exchange of those units, taxable in accordance with the rules described under “— Disposition of Common Units” below. To the extent that cash distributions made by us cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “— Limitations on Deductibility of Losses.”

Any reduction in a unitholder’s share of our liabilities for which no partner bears the economic risk of loss, known as “non-recourse liabilities,” will be treated as a distribution of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional units will decrease his share of our nonrecourse liabilities and thus will result in a corresponding deemed distribution of cash, which may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including recapture of intangible drilling costs, depletion and depreciation recapture, and/or substantially appreciated “inventory items,” all as defined in Section 751 of the Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having received his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income. That income will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Common Units

A unitholder’s initial tax basis for his common units will be the amount he paid for the units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis generally will be decreased, but not below zero, by distributions to him from us, by his share of our losses, by depletion deductions taken by him to the extent such deductions do not exceed his proportionate share of the adjusted tax basis of the underlying producing properties, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder’s share of our nonrecourse liabilities will generally be based on his share of our profits. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Limitations on Deductibility of Losses

The deduction by a unitholder of his share of our losses will be limited to his tax basis in his common units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of its stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that amount is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in a later year to the extent that his tax basis or at-risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a common unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

In general, a unitholder will be at risk to the extent of his tax basis in his common units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the common units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities. Moreover, a unitholder’s at risk amount will decrease by the amount of the unitholder’s depletion deductions and will increase to the extent of the amount by which the unitholder’s percentage depletion deductions with respect to our property exceed the unitholder’s share of the basis of that property.

The at risk limitation applies on an activity-by-activity basis, and in the case of natural gas and oil properties, each property is treated as a separate activity. Thus, a taxpayer’s interest in each oil or gas property is generally required to be treated separately so that a loss from any one property would be limited to the at risk amount for that property and not the at risk amount for all the taxpayer’s natural gas and oil properties. It is uncertain how this rule is implemented in the case of multiple natural gas and oil properties owned by a single entity treated as a partnership for federal income tax purposes. However, for taxable years ending on or before the date on which further guidance is published, the IRS will permit aggregation of oil or gas properties we own in computing a unitholder’s at risk limitation with respect to us. If a unitholder must compute his at risk amount separately with respect to each oil or gas property we own, he may not be allowed to utilize his share of losses or deductions attributable to a particular property even though he has a positive at risk amount with respect to his common units as a whole.

The passive loss limitation generally provides that individuals, estates, trusts and some closely held corporations and personal service corporations are permitted to deduct losses from passive activities, which are generally defined as trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitation is applied separately with respect to each publicly-traded partnership. Consequently, any losses we generate will be available to offset only our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments, a unitholder’s investments in other publicly-traded partnerships, or a unitholder’s salary or active business income. If we dispose of all or only part of our interest in an oil or gas property, unitholders will be able to offset their suspended passive activity losses from our activities against the gain, if any, on the disposition. Any previously suspended losses in excess of the amount of gain recognized will remain suspended. Notwithstanding whether a natural gas and oil property is a separate activity, passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted by the unitholder in full only when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after certain other applicable limitations on deductions, including the at-risk rules and the tax basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships.

Limitation on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributable to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit.

Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly-traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-level Collections

If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a unitholder whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our limited liability company agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of common units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our limited liability company agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction

In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the unitholders in accordance with their percentage interests in us. If we have a net loss for an entire year, the loss will be allocated to our unitholders according to their percentage interests in us to the extent of their positive capital account balances.

Specified items of our income, gain, loss and deduction have been and will be allocated under Section 704(c) of the Code to account for the difference between the tax basis and fair market value of our assets at the time of our initial public offering, which assets are referred to in this discussion as “Contributed Property.” These allocations are required to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and the “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “book-tax disparity.” In the event we issue additional units or engage in certain other transactions in the future, Section 704(c) allocations will be made to all holders of partnership interests to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of the future transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by other unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by Section 704(c), will generally be given effect for federal income tax purposes in determining a unitholder’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a unitholder’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the unitholders in profits and losses;

•	the interest of all the unitholders in cash flow; and

•	the rights of all the unitholders to distributions of capital upon liquidation.

Ledgewood is of the opinion that, with the exception of the issues described in “— Tax Consequences of Unit Ownership — Section 754 Election,” “— Uniformity of Common Units” and “— Disposition of Common Units — Allocations Between Transferors and Transferees,” allocations under our limited liability company agreement will be given effect for federal income tax purposes in determining a unitholder’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales

A unitholder whose common units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be a partner for tax purposes with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	none of our income, gain, loss or deduction with respect to those units would be reportable by the unitholder;

•	any cash distributions received by the unitholder with respect to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Because there is no direct or indirect controlling authority on the issue, Ledgewood has not rendered an opinion regarding the treatment of a unitholder whose units are loaned to a short seller. Therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition are urged to modify any applicable brokerage account agreements to prohibit their brokers from loaning their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “— Disposition of Common Units — Recognition of Gain or Loss.”

Tax Rates

In general, the highest effective federal income tax rate for individuals currently is 35% and the maximum federal income tax rate for net capital gains of an individual currently is 15% if the asset disposed of was held for more than 12 months at the time of disposition.

Section 754 Election

We have made the election permitted by Section 754 of the Code. That election is irrevocable without the consent of the IRS. That election will generally permit us to adjust a unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Code to reflect his purchase price. The Section 743(b) adjustment does not apply to a person who purchases units directly from us, and it belongs only to the purchaser and not to other unitholders. Please also read, however, “— Allocation of Income, Gain, Loss and Deduction” above. For purposes of this discussion, a unitholder’s inside basis in our assets has two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

Treasury Regulations under Section 743 of the Code require, if the remedial allocation method is adopted (which we have adopted), a portion of the Section 743(b) adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depletion and depreciation deductions and his share of any gain on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our tangible assets to goodwill instead. Goodwill, an intangible asset, is generally either nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We use the accrual method of accounting and the tax year ending December 31 for federal income purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a different taxable year than our taxable year and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “— Disposition of Common Units — Allocations Between Transferors and Transferees.”

Depletion Deductions

Subject to the limitations on deductibility of losses discussed above, unitholders will be entitled to deductions for the greater of either cost depletion or (if otherwise allowable) percentage depletion with respect to our natural gas and oil interests. Although the Code requires each unitholder to compute his own depletion allowance and maintain records of his share of the adjusted tax basis of the underlying property for depletion and other purposes, we intend to furnish each of our unitholders with information relating to this computation for federal income tax purposes.

Percentage depletion is generally available with respect to unitholders who qualify under the independent producer exemption contained in Section 613A(c) of the Code. For this purpose, an independent producer is a person not directly or indirectly involved in the retail sale of oil, natural gas, or derivative products or the operation of a major refinery. Percentage depletion is calculated as an amount generally equal to 15% (and, in the case of marginal production, potentially a higher percentage) of the unitholder’s gross income from the depletable property for the taxable year. The percentage depletion deduction with respect to any property is limited to 100% of the taxable income of the unitholder from the property for each taxable year, computed without the depletion allowance. A unitholder that qualifies as an independent producer may deduct percentage depletion only to the extent the unitholder’s daily production of domestic crude oil, or the natural gas equivalent, does not exceed 1,000 barrels. This depletable amount may be allocated between natural gas and oil production, with 6,000 cubic feet of domestic natural gas production regarded as equivalent to one barrel of crude oil. The 1,000 barrel limitation must be allocated among the independent producer and controlled or related persons and family members in proportion to the respective production by such persons during the period in question.

In addition to the foregoing limitations, the percentage depletion deduction otherwise available is limited to 65% of a unitholder’s total taxable income from all sources for the year, computed without the depletion allowance, net operating loss carrybacks, or capital loss carrybacks. Any percentage depletion deduction disallowed because of the 65% limitation may be deducted in the following taxable year if the percentage depletion deduction for such year plus the deduction carryover does not exceed 65% of the unitholder’s total taxable income for that year. The carryover period resulting from the 65% net income limitation is indefinite.

Unitholders that do not qualify under the independent producer exemption are generally restricted to depletion deductions based on cost depletion. Cost depletion deductions are calculated by (i) dividing the unitholder’s share of the adjusted tax basis in the underlying mineral property by the number of mineral units (barrels of oil and Mcf of natural gas) remaining as of the beginning of the taxable year and (ii) multiplying the result by the number of mineral units sold within the taxable year. The total amount of deductions based on cost depletion cannot exceed the unitholder’s share of the total adjusted tax basis in the property.

All or a portion of any gain recognized by a unitholder as a result of either the disposition by us of some or all of our natural gas and oil interests or the disposition by the unitholder of some or all of his units may be taxed as ordinary income to the extent of recapture of depletion deductions, except for percentage depletion deductions in excess of the basis of the property. The amount of the recapture is generally limited to the amount of gain recognized on the disposition.

The foregoing discussion of depletion deductions does not purport to be a complete analysis of the complex legislation and Treasury Regulations relating to the availability and calculation of depletion deductions by the unitholders. Further, because depletion is required to be computed separately by each unitholder and not by our partnership, no assurance can be given, and counsel is unable to express any opinion, with respect to the availability or extent of percentage depletion deductions to the unitholders for any taxable year. We encourage each prospective unitholder to consult his tax advisor to determine whether percentage depletion would be available to him.

Deductions for Intangible Drilling and Development Costs

Under our existing investment partnership agreements, all intangible drilling and development costs, which we refer to as IDCs, are allocated to investors in the partnerships and none to us. IDCs generally include our expenses for wages, fuel, repairs, hauling, supplies and other items that are incidental to, and necessary for, the drilling and preparation of wells for the production of oil, natural gas, or geothermal energy. The option to currently deduct IDCs applies only to those items that do not have a salvage value.

In future investment partnerships, a portion of IDCs may be allocated to us. In addition, we may undertake drilling for our own account. Should we be entitled to IDCs, we will elect to currently deduct them.

Although we will elect to currently deduct IDCs that may be available to us, each unitholder will have the option of either currently deducting IDCs or capitalizing all or part of the IDCs and amortizing them on a straight-line basis over a 60-month period, beginning with the taxable month in which the expenditure is made. If a unitholder makes the election to amortize the IDCs over a 60-month period, no IDC preference amount will result for alternative minimum tax purposes.

Integrated oil companies must capitalize 30% of all their IDCs (other than IDCs paid or incurred with respect to natural gas and oil wells located outside of the United States) and amortize these IDCs over 60 months beginning in the month in which those costs are paid or incurred. If the taxpayer ceases to be an integrated oil company, it must continue to amortize those costs as long as it continues to own the property to which the IDCs relate. An “integrated oil company” is a taxpayer that has economic interests in crude oil deposits and also carries on substantial retailing or refining operations. An oil or gas producer is deemed to be a substantial retailer or refiner if it is subject to the rules disqualifying retailers and refiners from taking percentage depletion. In order to qualify as an “independent producer” that is not subject to these IDC deduction limits, a unitholder, either directly or indirectly through certain related parties, may not be involved in the refining of more than 75,000 barrels of oil (or the equivalent amount of natural gas) on average for any day during the taxable year or in the retail marketing of natural gas and oil products exceeding $5 million per year in the aggregate.

IDCs previously deducted that are allocable to property (directly or through ownership of an interest in a partnership) and that would have been included in the adjusted basis of the property had the IDC deduction not been taken are recaptured to the extent of any gain realized upon the disposition of the property or upon the disposition by a unitholder of interests in us. Recapture is generally determined at the unitholder level. Where only a portion of the recapture property is sold, any IDCs related to the entire property are recaptured to the extent of the gain realized on the portion of the property sold. In the case of a disposition of an undivided interest in a property, a proportionate amount of the IDCs with respect to the property is treated as allocable to the transferred undivided interest to the extent of any gain recognized. See “— Disposition of Common Units — Recognition of Gain or Loss.”

Deduction for United States Production Activities

Subject to the limitations on the deductibility of losses discussed above and the limitation discussed below, unitholders will be entitled to a deduction, herein referred to as the Section 199 deduction, equal to a specified percentage of our qualified production activities income that is allocated to such unitholder. The percentages are 6% for qualified production activities income generated in the year 2009, and 9% thereafter.

Qualified production activities income is generally equal to gross receipts from domestic production activities reduced by cost of goods sold allocable to those receipts, other expenses directly associated with those receipts, and a share of other deductions, expenses and losses that are not directly allocable to those receipts or another class of income. The products produced must be manufactured, produced, expanded or extracted in whole or in significant part by the taxpayer in the United States.

For a partnership, the Section 199 deduction is determined at the partner level. To determine his Section 199 deduction, each unitholder will aggregate his share of the qualified production activities income allocated to him from us with the unitholder’s qualified production activities income from other sources. Each unitholder must take into account his distributive share of the expenses allocated to him from our qualified production activities regardless of whether we otherwise have taxable income. However, our expenses that otherwise would be taken into account for purposes of computing the Section 199 deduction are only taken into account if and to the extent the unitholder’s share of losses and deductions from all of our activities is not disallowed by the basis rules, the at-risk rules or the passive activity loss rules. Please read “— Tax Consequences of Unit Ownership — Limitations on Deductibility of Losses.”

The amount of a unitholder’s Section 199 deduction for each year is limited to 50% of the IRS Form W-2 wages paid by the unitholder during the calendar year that are deducted in arriving at qualified production activities income. Each unitholder is treated as having been allocated IRS Form W-2 wages from us equal to the unitholder’s allocable share of our wages that are deducted in arriving at our qualified production activities income for that taxable year. It is not anticipated that we or our subsidiaries will pay material wages that will be allocated to our unitholders.

This discussion of the Section 199 deduction does not purport to be a complete analysis of the complex legislation and Treasury authority relating to the calculation of domestic production gross receipts, qualified production activities income, or IRS Form W-2 Wages, or how such items are allocated by us to unitholders. Further, because the Section 199 deduction is required to be computed separately by each unitholder, no assurance can be given, and counsel is unable to express any opinion, as to the availability or extent of the Section 199 deduction to the unitholders. Each prospective unitholder is encouraged to consult his tax advisor to determine whether the Section 199 deduction would be available to him.

Lease Acquisition Costs

The cost of acquiring natural gas and oil leaseholder or similar property interests is a capital expenditure that must be recovered through depletion deductions if the lease is productive. If a lease is proved worthless and abandoned, the cost of acquisition less any depletion claimed may be deducted as an ordinary loss in the year the lease becomes worthless. Please read “Tax Treatment of Operations — Depletion Deductions.”

Geophysical Costs

The costs of geophysical exploration incurred in connection with the exploration and development of oil and gas properties in the United States are deducted ratably over a 24-month period beginning on the date that such expense is paid or incurred.

Operating and Administrative Costs

Amounts paid for operating a producing well are deductible as ordinary business expenses, as are administrative costs to the extent they constitute ordinary and necessary business expenses which are reasonable in amount.

Tax Basis, Depreciation and Amortization

The tax basis of our assets, such as casing, tubing, tanks, pumping units and other similar property, will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to (i) [this offering] will be borne by our existing unitholders, and (ii) any other offering will be borne by our unitholders as of that time. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Code.

If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Common Units — Recognition of Gain or Loss.”

The costs incurred in selling our common units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which we may be able to amortize, and as syndication expenses, which we may not amortize. The underwriting discounts and commissions we incurred in our initial public offering and may incur in future offerings will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates of the relative fair market values and the tax bases of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss

Gain or loss will be recognized on a sale of common units equal to the difference between the unitholder’s amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will equal the sum of the cash or the fair market value of other property he receives plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that unit will, in effect, become taxable income if the unit is sold at a price greater than the unitholder’s tax basis in that unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. A portion of this gain or loss, which may be substantial, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to assets giving rise to “unrealized receivables” or “inventory items” that we own. The term “unrealized receivables” includes potential recapture items, including depreciation, depletion, and IDC recapture. Ordinary income attributable to unrealized receivables and inventory items may exceed net taxable gain realized on the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital loss may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gain in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and those Treasury Regulations.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer who enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations between Transferors and Transferees

In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to as the allocation date. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the allocation date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Code and most publicly-traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations and there is no direct or indirect controlling authority on the issue. Accordingly, Ledgewood is unable to opine on the validity of this method of allocating income and deductions between unitholders although Ledgewood has advised us that our decision to use this method is a reasonable interpretation of the Treasury Regulations. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements

A unitholder who sells any of his units, other than through a broker, generally is required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A person who purchases units from another unitholder is required to notify us in writing of that purchase within 30 days after the purchase, unless a broker or nominee will satisfy such requirement. We are required to notify the IRS of any such transfers of units and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may lead to the imposition of substantial penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker.

Constructive Termination

We will be considered to have terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns (and unitholders receiving two Schedule K-1s) for one fiscal year and the cost of the preparation of these returns will be borne by all unitholders. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Common Units

Because we cannot match transferors and transferees of common units, we must maintain uniformity of the economic and tax characteristics of the common units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the common units. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized book-tax disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Code. This method is consistent with the Treasury Regulations applicable to all of our depreciable property.

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

A regulated investment company, or “mutual fund,” is required to derive at least 90% of its gross income from certain permitted sources. Income from the ownership of units in a “qualified publicly-traded partnership” is generally treated as income from a permitted source. We expect that we will meet the definition of a qualified publicly-traded partnership.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Under rules applicable to publicly-traded partnerships, we will withhold tax, at the highest effective applicable rate, from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” that is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

Under a ruling issued by the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent the gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction.

We cannot assure you that those positions will yield a result that conforms to the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor counsel can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability and possibly may result in an audit of his own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Code requires that one partner be designated as the tax matters partner for these purposes. The limited liability company agreement appoints our manager as our tax matters partner.

The tax matters partner will make some elections on our behalf and on behalf of unitholders. In addition, the tax matters partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The tax matters partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the tax matters partner. The tax matters partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the tax matters partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	a statement regarding whether the beneficial owner is:

•	a person that is not a United States person,

•	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or

•	a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority,” or

•	as to which there is a reasonable basis and the relevant facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders could result in that kind of an “understatement” of income for which no “substantial authority” exists, we would be required to disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty. More stringent rules would apply to an understatement of tax resulting from ownership of units if we were classified as a “tax shelter.” We believe we will not be classified as a tax shelter.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for a corporation other than an S Corporation or a personal holding company). If the valuation claimed on a return is 200% or more than the correct valuation, the penalty imposed increases to 40%.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses in excess of $2 million. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) is audited by the IRS. Please read “— Information Returns and Audit Procedures” above.

Moreover, if we were to participate in a listed transaction or a reportable transaction (other than a listed transaction) with a significant purpose to avoid or evade tax, you could be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “— Accuracy-related Penalties,”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability, and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any reportable transactions.

State, Local and Other Tax Considerations

In addition to federal income taxes, you will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. We currently do business and own assets in Indiana, Kentucky, Michigan, New York, Ohio, Pennsylvania, Tennessee and West Virginia. We may also own property or do business in other states in the future. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. You may not be required to file a return and pay taxes in some states because your income from that state falls below the filing and payment requirement. You will be required, however, to file state income tax returns and to pay state income taxes in many of the states in which we may do business or own property, and you may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “— Tax Consequences of Unit Ownership — Entity-Level Collections.” Based on current law and our estimate of our future operations, we anticipate that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in us. Ledgewood has not rendered an opinion on the state local, or foreign tax consequences of an investment in us. We strongly recommend that each prospective unitholder consult, and depend on, its own tax counsel or other advisor with regard to those matters. It is the responsibility of each unitholder to file all tax return that may be required.

PLAN OF DISTRIBUTION

We may distribute our securities from time to time in one or more transactions at a fixed price or prices. We may change these prices from time to time. We may also distribute our securities at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. We will describe the distribution method for each offering in a prospectus supplement.

We may sell our securities in any of the following ways:

•	through underwriters or dealers,

•	through agents who may be deemed to be underwriters as defined in the Securities Act,

•	directly to one or more purchasers, and

•	directly to holders of warrants exercisable for our securities upon the exercise of their warrants.

The prospectus supplement or any other offering materials we may use for a particular offering will set forth the terms of the securities we offer, the terms of the offering, purchase price, the proceeds we will receive from the offering, any delayed delivery arrangements, any underwriting arrangements, including underwriting discounts and other items constituting underwriters’ compensation, and any discounts or concessions allowed or reallowed or paid to dealers. We may have agreements with the underwriters, dealers and agents who participate in the distribution to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments which they may be required to make.

If we use underwriters in the sale, the securities we offer will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Our securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of our securities will be named in the prospectus supplement or any other offering materials relating to that offering, and if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of that prospectus supplement or in the other offering materials.

If we use dealers in an offering of our securities, we will sell the shares to the dealers as principals. The dealers may then resell the shares to the public at varying prices to be determined by those dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in a prospectus supplement or other offering materials. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

We may also offer our securities directly, or though agents we designate, from time to time at fixed prices, which we may change, or at varying prices determined at the time of sale. We will name any agent we use and describe the terms of the agency, including any commission payable by us to the agent, in a prospectus supplement or other offering materials. Unless otherwise indicated in the prospectus supplement or any other offering materials, any agent we use will act on a reasonable best efforts basis for the period of its appointment.

In certain states, our securities may be sold only through registered or licensed brokers or dealers. In addition, in certain states, our securities may not be sold unless they have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is complied with.

Any common units sold pursuant to a prospectus supplement or any other offering materials will be listed on the New York Stock Exchange or other national securities exchange. Preferred units, warrants and debt securities may or may not be listed on a national securities exchange.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, certain legal and tax matters will be passed on for us by Ledgewood.

EXPERTS

The consolidated financial statements of Atlas Energy Resources, LLC incorporated by reference in this prospectus and elsewhere in the registration statement, have been so incorporated by reference in reliance upon the report (which report expressed an unqualified opinion and contains an explanatory paragraph relating to the Company’s adoption of Financial Accounting Standards Board Interpretation No. 47 in 2006) of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

The financial statements of DTE Gas & Oil Company incorporated by reference in this prospectus and elsewhere in the registration statement, have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

ATLAS ENERGY RESOURCES, LLC
ATLAS ENERGY OPERATING COMPANY, LLC
ATLAS ENERGY FINANCE CORP.

Common Units
Preferred Units
Warrants
Debt Securities
Guarantees

PROSPECTUS